# ANNUAL REPORT
## 2024







# MY FELLOW STOCKHOLDERS:

2024 was the most consequential year in Uniti's history. We delivered on our promises and executed exceptionally well. The strategic and balance sheet moves we made during the year have future proofed our business and positioned us to create real shareholder value. Our strategic recurring revenue, Adjusted EBITDA and consolidated bookings growth of approximately 5%, 8% and 27%, respectively, not only underscore our outstanding execution, but the continued strength we are seeing in the demand for mission critical communications fiber.

Our balance sheet and liquidity remain strong, and we are proud to be the first commercial fiber provider to access the ABS market with resounding success. We believe the ABS market will be a terrific, value accretive financing tool for us going forward. In addition, our current business plan is fully funded, and in 2025, we expect Uniti will generate positive free cash flow.

And, of course, we achieved our goal of positioning ourselves strategically to control our own destiny with our previously announced merger with Windstream. Our often-misunderstood MLA relationship will be simplified, and with nine months of hindsight, the implied valuation paid looks increasingly attractive for our shareholders. The new Uniti is at the epicenter of the growing convergence trend, highlighting substantial strategic value on Kinetic and its scaled fiber-to-the-home platform. Our Fiber Infrastructure business is uniquely positioned to benefit from the explosion in broadband demand in general including the demand being fueled by Hyperscalers and Generative AI.

Our priorities for 2025 will be very similar to those in 2024. We will continue to focus on best-in-class execution and disciplined topline growth of mid-single digits and high-single digit Adjusted EBITDA growth. We expect to fully fund the business plan of New Uniti using ABS and other tools. Lastly, we will have a substantial focus on building new fiber especially in the Kinetic footprint. When we originally announced our merger with Windstream, we guided to an initial target of approximately 2.9 million homes covered with fiber. By the end of 2025, we expect to reach 2 million homes, which is 2 years earlier than originally expected.

In closing, I would like to thank our investors and customers for their continued support of Uniti. I would also like to thank our dedicated employees for their continued hard work. You are the main reason Uniti is one of the top workplaces in the U.S. With our current business plan fully funded, no significant near-term debt maturities, our imminent merger with Windstream, and our continued long runway for profitable growth, Uniti's ability to create value for all of its stakeholders continues to be very strong.

Sincerely,

Kenny A. Gunderman
President and Chief Executive Officer

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**
**Commission File Number 001-36708**

# Uniti Group Inc.
**(Exact name of Registrant as specified in its Charter)**

| Maryland | 46-5230630 |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **2101 Riverfront Drive** **Suite A** **Little Rock, Arkansas** | **72202** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (501) 850-0820**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.0001 Par Value | UNIT | The NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ |
|---|---|---|---|
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Global Select Market on June 30, 2024 was $694,529,639.

The number of shares of the Registrant's common stock outstanding as of February 14, 2025 was 244,229,237.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to the 2025 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

# Table of Contents

|  |  |  | **Page** |
|---|---|---|---|

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K includes forward-looking statements as defined under U.S. federal securities law. Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements regarding: our expectations regarding the settlement we have entered into with Windstream Holdings, Inc. (together with Windstream Holdings II, LLC, its successor in interest, and its subsidiaries, "Windstream"); our expectations regarding our potential Merger (as defined herein) with Windstream; the future prospects and financial health of Windstream; our expectations about our ability to maintain our status as a real estate investment trust (a "REIT"); our expectations regarding the effect of tax-related legislation on our tax position; our expectations regarding filing an amendment to this Form 10-K to include Windstream's audited financial statements as of and for the year ended December 31, 2024; our expectations regarding the future growth and demand of the telecommunication industry, future financing plans, business strategies, growth prospects, operating and financial performance, and our future liquidity needs and access to capital; our expectations regarding future deployment of fiber strand miles and small cell networks and recognition of revenue related thereto; our expectations regarding levels of capital expenditures; our expectations regarding the deductibility of goodwill for tax purposes; our expectations regarding the amortization of intangible assets; and our expectations regarding the payment of dividends.

Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," "believe(s)," "may," "will," "would," "could," "should," "seek(s)" and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to:

- our and Windstream's ability to consummate our Merger with Windstream on the expected terms or according to the anticipated timeline;

- the risk that the Merger Agreement (as defined herein) may be modified or terminated prior to its expiration, that the conditions to our Merger with Windstream may not be satisfied or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

- the effect of the announcement of our Merger with Windstream on relationships with our customers, suppliers, vendors, employees and other stakeholders and our operating results and the operating results of Windstream;

- the diversion of our management's time on issues related to our Merger with Windstream;

- the risk that we fail to fully realize the potential benefits, expected synergies, efficiencies and cost savings from our Merger with Windstream within the expected time period (if at all);

- legal proceedings that may be instituted against us or Windstream following announcement of the Merger;

- the future prospects of our largest customer, Windstream;

- adverse impacts of inflation and higher interest rates on our employees, our business, the business of our customers and other business partners and the global financial markets;

- the ability and willingness of our customers to meet and/or perform their obligations under any contractual arrangements entered into with us, including master lease arrangements;

- the ability and willingness of our customers to renew their leases with us upon their expiration, our ability to reach agreement on the price of such renewal or ability to obtain a satisfactory renewal rent from an independent appraisal, and the ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we replace an existing tenant;

- the availability of and our ability to identify suitable acquisition opportunities and our ability to acquire and lease the respective properties on favorable terms or operate and integrate the acquired businesses;

- our ability to generate sufficient cash flows to service our outstanding indebtedness and fund our capital funding commitments;

- our ability to access debt and equity capital markets;

- the impact on our business or the business of our customers as a result of credit rating downgrades, and fluctuating interest rates;

- our ability to retain our key management personnel;

- our ability to maintain our status as a REIT;

- changes in the U.S. tax law and other federal, state or local laws, whether or not specific to REITs;

- covenants in our debt agreements that may limit our operational flexibility;

- the possibility that we may experience equipment failures, natural disasters, cyber-attacks or terrorist attacks for which our insurance may not provide adequate coverage;

- the risk that we fail to fully realize the potential benefits of or have difficulty in integrating the companies we acquire;

- other risks inherent in the communications industry and in the ownership of communications distribution systems, including potential liability relating to environmental matters and illiquidity of real estate investments; and

- additional factors discussed in Part I, Item 1A "Risk Factors" and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K, as well as those described from time to time in our future reports filed with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

**PART I**

**Item 1. Business.**

**Overview**

Uniti Group Inc. (the "Company", "Uniti", "we", "us" or "our") is an independent, internally managed REIT engaged in the acquisition, construction and leasing of mission critical infrastructure in the communications industry. We are principally focused on acquiring and constructing fiber optic, copper and coaxial broadband networks and data centers.

As of December 31, 2024, Uniti and its subsidiaries own approximately 145,000 fiber network route miles, representing approximately 8.8 million fiber strand miles, approximately 231,000 route miles of copper cable lines, central office land and buildings across 44 states and beneficial rights to permits, pole agreements and easements. Refer to Part I, Item 2 "Properties" of this Annual Report on Form 10-K for a more detailed breakdown of our telecommunications properties.

For the year ended December 31, 2024, we had revenues of $1.2 billion, net income attributable to common shareholders of $91.3 million, FFO of $294.5 million and AFFO of $358.9 million. Both FFO and AFFO are non-GAAP financial measures, which we use to analyze our results. Refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report on Form 10-K for definitions and additional information regarding these non-GAAP financial measures. We manage our operations in two reportable segments, Leasing and Fiber (which we refer to as Uniti Leasing and Uniti Fiber, respectively), which are described in more detail in Note 14 to our consolidated financial statements contained in Part II, Item 8 "Financial Statements and Supplementary Data" in addition to our corporate operations.

Refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Significant Business Developments," of this Annual Report on Form 10-K for information regarding significant developments in our business in 2024.

**Our Proposed Merger with Windstream**

On May 3, 2024, Uniti entered into an Agreement and Plan of Merger, by and between Uniti and Windstream, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 17, 2024 (as it may be further amended and/or restated from time to time, the "Merger Agreement"). Upon the terms and subject to the conditions set forth in the Merger Agreement and following a pre-closing reorganization of Windstream, an affiliate of Windstream identified as "Merger Sub" in the Merger Agreement will merge with and into Uniti (the "Merger"), with Uniti surviving the Merger, with the result that both of Uniti and Windstream's successor by merger will be indirect wholly owned subsidiaries of Windstream Parent, Inc., a Delaware corporation that is currently an indirect wholly owned subsidiary of Windstream ("New Uniti"). In connection with the Merger, Windstream Parent, Inc. will be renamed Uniti Group Inc. Following the Merger, the common stock of New Uniti ("New Uniti Common Stock") is expected to be listed on the Nasdaq Global Market under the proposed symbol "UNIT." Our Merger with Windstream is subject to customary closing conditions, including, among others, approval by our stockholders and receipt of required regulatory approvals. We currently expect our Merger with Windstream to close in the second half of calendar year 2025.The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, a copy of which is incorporated by reference as Exhibits 2.3 and 2.4 to this Annual Report on Form 10-K.

New Uniti will operate under three business segments:

- *Kinetic* will leverage Uniti's and Windstream's fully-owned, combined 79,000 route mile fiber network to offer Windstream's legacy residential and small business customers high-speed internet, voice, and video services.

- *Fiber Infrastructure* will combine Uniti's legacy fiber and non-Windstream leasing businesses with the consumer competitive local exchange carrier ("CLEC") portion of Windstream's wholesale business to provide network bandwidth to other telecommunication carriers, enterprises and hyperscalers.

- *Managed Services* will consist of Windstream's heritage Enterprise business, which offers managed cloud communications and security services, integrated voice and data services, and traditional voice services to midmarket and large business customers within New Uniti's incumbent local exchange carrier ("ILEC") and CLEC markets (as described herein).

## Industry

The current communications infrastructure industry is marked by the growing demand for and use of bandwidth-intensive devices and applications, such as smart devices, real-time and online streaming video, cloud-based applications, social media and mobile broadband. This growth in consumption requires the support of robust communications infrastructure, of which fiber networks and communications towers are critical components. Substantial investments have been made in recent years in fiber networks, lit services and colocation facilities to keep pace with the increased bandwidth use of both enterprise and consumer-end users. As companies attempt to keep pace with this rapidly evolving business sector, communications infrastructure continues to increase in priority and economic importance. We believe this considerable demand creates significant opportunities for us as an operator and as a funding source for operators seeking to capitalize on these trends through build outs and acquisitions of infrastructure assets.

The wireless communications industry is a prime example of the growing importance of the bandwidth infrastructure industry. As wireless traffic and mobile data consumption continue to grow worldwide, participants in the wireless communications industry are increasing their network capacity through the development of new wireless cell sites and the addition of bandwidth capacity. Consumers are demanding network quality and coverage, and as a result, wireless carriers are making significant capital investments to improve quality, expand their coverage and remain relevant in a highly competitive industry. We expect this continued growth in capital expenditures to generate high demands for bandwidth infrastructure services.

## Competition

We compete for investments in the communications industry with telecommunications companies, investment companies, private equity funds, hedge fund investors, sovereign funds and other REITs who focus primarily on specific segments of the communications infrastructure industry. The communications infrastructure industry is characterized by a high degree of competition among a large number of participants, including many local, regional and global corporations. Some of our competitors are significantly larger and have greater financial resources and lower costs of capital than we have. In addition, revenues from our network properties are dependent, to an extent, on the ability of our operating partners to compete with other communication service providers.

## Our Business

Currently, Uniti's primary lines of business are Uniti Leasing and Uniti Fiber, which are described in further detail below.

### Uniti Leasing

Uniti Leasing is engaged in acquiring and constructing mission-critical communications assets, such as fiber, data centers, next-generation consumer broadband, coaxial and upgradeable copper, and leasing them back to anchor customers on either an exclusive or shared-tenant basis. Presently, a substantial portion of Uniti Leasing's revenue is rental revenues from leasing the Distribution Systems (as defined below) to Windstream as described below in the section titled "Significant Customers." With Uniti Leasing, our goal is to provide creative and tax-efficient solutions to additional customers, including (i) sale-leaseback transactions, whereby Uniti Leasing acquires existing infrastructure assets from communications service providers and leases them back on a long-term basis; (ii) capital investment financing, whereby Uniti Leasing offers communications service providers a cost-efficient method of raising funds for discrete capital investments to upgrade or expand their network; and (iii) mergers and acquisitions financing, whereby Uniti Leasing facilitates mergers and acquisition transactions as a capital partner. Results for Uniti Leasing are reported in our consolidated financial statements in our Uniti Leasing business segment.

### Uniti Fiber

Uniti Fiber is a leading provider of infrastructure solutions, including cell site backhaul and small cell for wireless operators and ethernet, wavelengths and dark fiber for telecommunications carriers and enterprises. With Uniti Fiber, our goal is to capitalize on the rising demand by carriers and enterprises for dark fiber, establish ourselves as a proven small-cell systems provider and leverage wholesale enterprise opportunities as well as opportunities through the School and Libraries Program (commonly referred to as "E-Rate") administered by the Universal Service Administrative Company (also known as USAC). We believe fiber is the mission-critical focal point in the modern communications infrastructure industry and that Uniti Fiber will accelerate our growth and diversification strategy and expand our relationships with high quality national and international wireless carriers.

At December 31, 2024, Uniti Fiber's revenues under contract were over $1.2 billion, with a network consisting of approximately 3.1 million strand miles of fiber and approximately 29,755 customer connections. Results for Uniti Fiber are reported in our consolidated financial statements in our Uniti Fiber business segment.

## The Company

Uniti Group Inc. was incorporated in the state of Maryland on September 4, 2014.

Uniti currently operates as a REIT for U.S. federal income tax purposes. As a REIT, the Company is generally not subject to U.S. federal income taxes on income generated by its REIT operations. We have elected to treat the subsidiaries through which we operate our fiber business, Uniti Fiber, and certain aspects of our leasing business, Uniti Leasing, as taxable REIT subsidiaries ("TRSs"). TRSs enable us to engage in activities that result in income that does not constitute qualifying income for a REIT. Our TRSs are subject to U.S. federal, state and local corporate income taxes.

The Company operates through a customary up-REIT structure, pursuant to which we hold substantially all of our assets through a partnership, Uniti Group LP, a Delaware limited partnership (the "Operating Partnership"), that we control as general partner. This structure is intended to facilitate future acquisition opportunities by providing the Company with the ability to use common units of the Operating Partnership as a tax-efficient acquisition currency. As of December 31, 2024, we are the sole general partner of the Operating Partnership and own approximately 99.99% of the partnership interests in the Operating Partnership. In addition, we have undertaken a series of transactions to permit us to hold certain of our assets indirectly through subsidiaries that are taxed as REITs, which may also facilitate future acquisition opportunities.

If our Merger with Windstream is completed, we expect that Uniti will cease to be a REIT and New Uniti would not qualify as a REIT.

## Human Capital Resources

On December 31, 2024, we employed 758 people, of whom 445 work directly developing and maintaining network operations, 108 in sales and sales support, 69 in shared services, 69 accounting and finance related positions and 67 in operations support roles. None of our employees are subject to a collective bargaining agreement.

Our employees are our most important resources and their success ultimately creates our own. We fuel their success by offering career growth, recognition and appreciation programs, fulfilling work relationships, a positive and enjoyable work environment, empowerment, mentoring, and training and development opportunities. We demonstrate the value we place in our employee's financial, physical and emotional health by providing our employees with competitive salaries, health benefits, investment opportunities, vacation options and a generous paid volunteer program, among other benefits.

Communication is a critical component of operational success that is prioritized at Uniti. We not only communicate often through company-wide emails, monthly newsletters, and live town hall calls, but we also focus on methods of communication delivery. Uniti frequently releases new episodes on our internal podcast that allows us to feature key speakers to provide operational updates, announce new initiatives, and have fun getting to know those that work at Uniti on a more personal level. For the last seven years Uniti has been certified as a Great Place to Work®. Our management team strives to embody and promote our company values of united, necessary, innovative, tenacious, and integrity. As a certified Great Place to Work®, our employees say they are treated fairly, are made to feel welcome, and are proud to work at Uniti. 86% of them agree that Uniti is a great place to work. We believe our energetic and collaborative work environment is a contributing factor to our limited employee turnover and high levels of engagement.

Within our organization, we believe in unity and know that it can only be generated through connection, collaboration and respect. We are committed to fostering these ideals by hiring, developing and supporting a diverse and inclusive workplace that encourages, supports and celebrates the diverse voices of our team members. Two women sit on our board of directors and women represent approximately 25% of leadership positions across our company. A key component to our commitment includes our Diversity and Inclusion Groups ("DIGs") which support employees and allies in various experiences including diverse backgrounds, lifestyle, characteristics, and more. Uniti currently has six active DIGs that allow for enrichment, connection, community involvement, and growth for our employees. Each DIG is sponsored and supported by senior leaders across the organization.

We value our strong ethical foundation and have instituted policies and procedures designed to preserve and prioritize corporate integrity. To actively promote honest, ethical and respectful conduct, we engage in a top-down approach by requiring our directors and executives to set high standards of integrity, responsibility, and transparency. We insist all employees adhere to a code of conduct that sets standards for appropriate behavior and includes information on preventing, identifying, reporting and stopping any type of discrimination or unethical behavior.

Uniti is committed to offering competitive and inclusive benefits to meet the needs of our employees. We offer an employer-paid benefit which provides our employees comprehensive, inclusive fertility healthcare and family-forming benefits. Employees have access to exclusive resources designed to make fertility care more accessible and affordable to everyone — regardless of age, sex, sexual orientation, gender identity, or location. Uniti continues to support the mental health needs of our employees with an employer-paid virtual mental health benefit in addition to our already available Employee Assistance Program ("EAP"). Our EAP offers free, confidential assessments and short-term counseling to employees. Together, with our additional virtual mental health benefit, employees have the opportunity to seek in person or virtual assistance with personal and/or work-related problems.

Uniti will continue to seek opportunities to support the overall health and well-being of our employees as we continue to realize significant value for our stockholders, customers and communities.

**Significant Customers**

For the years ended December 31, 2024, 2023, and 2022, 68.3%, 67.3% and 66.5% of our revenues, respectively, were derived from leasing our Distribution Systems (as defined herein) to Windstream.

On April 24, 2015, we were separated and spun-off (the "Spin-Off") from Windstream pursuant to which Windstream contributed certain telecommunications network assets, including fiber and copper networks and other real estate (the "Distribution Systems") and a small CLEC business (the "Consumer CLEC Business") to Uniti and Uniti issued common stock and indebtedness and paid cash obtained from borrowings under Uniti's senior credit facilities to Windstream. In connection with the Spin-Off, we entered into a long-term exclusive triple-net lease (the "Master Lease") with Windstream, pursuant to which a substantial portion of our real property is leased to Windstream and from which a substantial portion of our leasing revenues are currently derived. In connection with Windstream's emergence from bankruptcy, Uniti and Windstream bifurcated the Master Lease and entered into two structurally similar master leases (collectively, the "Windstream Leases"), which amended and restated the Master Lease in its entirety. The Windstream Leases consist of (a) a master lease (the "ILEC MLA") that governs Uniti owned assets used for Windstream's ILEC operations and (b) a master lease (the "CLEC MLA") that governs Uniti owned assets used for Windstream's CLEC operations.

Prior to its emergence from bankruptcy on September 21, 2020, Windstream was a publicly traded company subject to the periodic filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Windstream's historic filings through their quarter ended June 30, 2020 can be found at www.sec.gov. On September 22, 2020, Windstream filed a Form 15 to terminate all filing obligations under Sections 12(g) and 15(d) under the Exchange Act. Windstream's filings are not incorporated by reference in this Annual Report on Form 10-K.

We monitor the credit quality of Windstream through numerous methods, including by (i) reviewing credit ratings of Windstream by nationally recognized credit agencies, (ii) reviewing the financial statements of Windstream that are required to be delivered to us pursuant to the Windstream Leases, (iii) monitoring new reports regarding Windstream and its business, (iv) conducting research to ascertain industry trends potentially affecting Windstream, (v) monitoring Windstream's compliance with the terms of the Windstream Leases and (vi) monitoring the timeliness of its payments under the Windstream Leases.

As of the date of this Annual Report on Form 10-K, Windstream is current on all lease payments. We note that in August 2020, Moody's Investors Service assigned a B3 corporate family rating with a stable outlook to Windstream in connection with its post-emergence exit financing. At the same time, S&P Global Ratings assigned Windstream a B- issuer rating with a stable outlook. Both ratings remain current as of the date of this filing. In addition, in order to assist us in our continuing assessment of Windstream's creditworthiness, we periodically receive certain confidential financial information and metrics from Windstream. Specifically, under the terms of the Windstream Leases, Windstream is required to provide us audited financial statements as of and for the year ended December 31, 2024 (the "2024 Financial Statements") no later than 90-days after its fiscal year-end. After receipt of the 2024 Financial Statements, Uniti expects to file a Form 10-K/A to include the 2024 Financial Statements in our annual report. Refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report on Form 10-K for additional information regarding this assessment.

## Government Regulation, Licensing and Enforcement

### *U.S. Telecommunications Regulatory Overview*

Our subsidiaries and our tenants operate in a regulated market. As operators of telecommunications facilities and services, both we and the current and future tenants of our telecommunications assets are typically subject to extensive and complex federal, state and local telecommunications laws and regulations. The Federal Communications Commission ("FCC") regulates the provision of interstate and international telecommunications services, and state public utility commissions ("PUCs") regulate intrastate telecommunications services. Federal and state telecommunications laws and regulations are wide-ranging, and violations of them can subject us and our tenants to civil, criminal and administrative sanctions. We expect that the telecommunications industry, in general, will continue to face increased regulation. Changes in laws and regulations and violations of federal or state laws or regulations by us or our tenants could have a significant direct or indirect effect on our operations and financial condition, as detailed below and set forth under "Risk Factors—Risks Related to Our Business."

Our operations require that certain of our subsidiaries across all segments hold licenses or other forms of authorization from the FCC and state PUCs in those states where we operate, and in some jurisdictions our subsidiaries must file tariffs or other price lists describing their rates, terms and conditions of the services they provide. The FCC and PUCs can modify or terminate a service provider's license or other authority to provide telecommunications services for failure to comply with applicable laws and regulations. The FCC and PUCs may also investigate our subsidiaries' operations and may impose fines or other penalties for violations of the same. In addition, our subsidiaries are required to submit periodic reports to the FCC and PUCs documenting their revenues and other data. Some of this information is used as the basis for the imposition of various regulatory fees and other assessments. In order to engage in certain transactions in some jurisdictions, including changes of control, the encumbrance of certain assets, the issuance of securities, the incurrence of indebtedness, the guarantee of indebtedness of other entities, including subsidiaries of ours, and the transfer of assets, we may be required to provide notice and/or obtain prior approval from certain governmental agencies. Failure to obtain required approvals could subject us to fines or other penalties.

Our subsidiaries are subject to a number of federal, state, and local regulations that govern the way we can conduct our business. Such regulations may impose requirements and costs for our entities to operate and utilize local rights of way. They may also impose other operating costs on our businesses, including restrictions on pricing flexibility for certain products, minimum service quality standards, service reporting, intercarrier compensation, contributions to universal service, and other obligations. Further, the relaxation of regulatory requirements on our competitors, such as those granting us access to incumbent local exchange carrier facilities and/or services or the prices that such carriers may charge for such services or access to their facilities, may also have a detrimental effect on the businesses of our subsidiaries and/or tenants.

We have sought to structure the operations for our core real estate business in a manner to minimize the likelihood that we may be required to become regulated as a public utility or common carrier by the FCC or PUCs, but a number of our business operations are nonetheless subject to federal, state, and local regulation, and we cannot guarantee that our core real estate business will not become further subject to federal, state, and local regulation in the future.

With respect to the broadband internet services that we provide, traditionally, the FCC has recognized that broadband internet access services are "information services" subject to limited regulation. In 2015, the FCC issued a "network neutrality" decision that declared broadband internet access services to be subject to certain "telecommunications services" regulation under Title II of the Communications Act of 1934. These regulations would have limited the ways that broadband internet access service providers could structure business arrangements and manage their networks and spurred additional restrictions, which could adversely affect broadband investment and innovation. In 2017, the FCC voted to return broadband internet access service to its prior classification as "information services." In 2023 the FCC announced its intention to consider rules aimed at subjecting broadband internet service to regulation under Title II again. However, on January 2, 2025, the U.S. Court of Appeals for the Sixth Circuit held that the FCC lacks the legal authority to reclassify broadband services such that the state of law currently is that broadband services are "information services" subject to lighter regulation at the federal level. Certain states have implemented separate network neutrality regulations subjecting such services to a variety of regulations. It is unclear at this time whether the FCC will attempt to preempt such state-based regulations and, if so, whether the agency has the legal authority to do so.

As a result of the FCC's activities, as well as state laws and regulations, it is unclear at this time how broadband internet services will be regulated in the future, and the potential impact those regulations may have on our broadband internet service business. In addition, while they have not sought to specifically regulate the manner in which broadband internet service providers manage network traffic, the FCC has nonetheless continued to adopt other forms of regulation over such services, such as broadband labelling requirements, which may affect our operations and subject us to sanctions if we fail to comply with them. We cannot anticipate what additional requirements may be imposed on our broadband internet access business by federal, state or local authorities in the future.

*Uniti Fiber*

Our subsidiaries that compose Uniti Fiber own and operate significant fiber and other communications facilities throughout various regions of the United States. The provision of such services is often subject to FCC and PUC licensure in many jurisdictions, and the companies are typically licensed as CLECs and/or interexchange carriers in those states where they operate. The companies also hold various FCC wireless licenses in order to provide microwave backhaul and other wireless services. Because of the nature of the licenses that these companies hold, and the nature of the services that they provide, they are subject to various federal and state regulatory requirements, including, but not limited to, revenue and other reporting requirements and tariffing requirements. The companies must also maintain their wireless licenses with the FCC, which requires construction and notification reporting and other regulatory requirements. New fiber network construction is also subject to certain state and local governmental permitting and licensing requirements. Delays in the local and state permitting process can delay the construction of new facilities. Failure to abide by permit requirements can subject the company to fines and other penalties.

In some cases, our subsidiaries that compose Uniti Fiber utilize services or facilities of incumbent local exchange carriers through arrangements established under the Telecommunications Act of 1996 and FCC regulations. The FCC has recently issued orders allowing ILECs to stop offering such elements and/or to increase the rates that they may charge competitive providers for access to such elements. The loss of these elements, or significant price increases associated with our use of such elements, may increase our costs to maintain and construct new network facilities to replace those we may no longer access, or have other negative effects on our business such as a loss of ability to continue to provide services to certain customers.

A number of our subsidiaries that compose Uniti Fiber provide services to customers within the FCC's E-Rate and Rural Healthcare ("RHC") programs. E-Rate and RHC are federally funded programs that provide discounts to assist eligible schools, libraries, and healthcare providers to fund the acquisition and operation of certain communications services and technology. These programs are administered by the Universal Service Administrative Company under the direction of the FCC. The E-Rate and RHC programs are subject to regulatory requirements that change often, and require strict-adherence to program requirements and deadlines. Failure to abide by program and regulatory requirements can result in loss of funding, claw back of prior funding, and fines or other sanctions. The E-Rate, RHC and other programs are funded by the universal service fund ("USF") program. The USF program design, including the manner in which USF contributions are made by service providers, is currently subject to federal court challenges. They could also be modified by Congress or the FCC in the future. We cannot predict future developments or changes to the regulatory environment with respect to the USF, E-Rate or RHC programs, or the impact such developments or changes would have on our business.

*Regulatory Changes*

Future revenues, costs, and capital investment in the communication businesses of our tenants, Uniti Fiber, and other related entities could be adversely affected by material changes to, or decisions regarding applicability of, government requirements, including, but not limited to, changes in rules governing inter-carrier compensation, interconnection access to network facilities, state and federal USF support, rules governing the prices that can be charged for business data services, infrastructure location and siting rules, access to unbundled network elements, and other requirements. Federal and state communications laws and regulations may be amended in the future, and other new laws and regulations may affect our business. In addition, certain laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts and could be vacated or modified at any time. We cannot predict future developments or changes to the regulatory environment or the impact such developments or changes would have on our business.

In addition, regulations could create significant compliance costs for us. Delays in obtaining FCC and PUC certifications and regulatory approvals could cause us to incur substantial legal and administrative expenses, and conditions imposed in connection with such approvals could adversely affect the rates that we are able to charge our customers. Both our subsidiaries and our tenants may also be affected by legislation and/or regulation imposing new or additional obligations related to, for example, law enforcement assistance, cyber-security protection, intellectual property rights protections, environmental protections, consumer privacy, tax, or other areas. We cannot predict how any such future changes may impact our business, or the business of our tenants.

**Environmental Matters**

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect telecommunications operations and facilities. These laws and regulations, and their enforcement, involve complex and varied requirements, and many such laws and regulations impose strict liability for violations. Some of these federal, state and local laws may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal property damages and the owner's liability therefore could exceed or impair the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral, which, in turn, could reduce revenues.

**Insurance**

We maintain, or will require in our leases (including the Windstream Leases) that our tenants maintain, applicable lines of insurance on our properties and their operations. Under the Windstream Leases, Windstream has the right to self-insure or use a captive provider with respect to its insurance obligations. We believe that the amount and scope of insurance coverage provided by our policies and the policies maintained by our tenants are customary for similarly situated companies in the telecommunications industry. However, our tenants may elect not to, or be able to, maintain the required insurance coverages, and the failure by any of them to do so could have a material adverse effect on us. We may not continue to require the same levels of insurance coverage under our leases, including the Windstream Leases, and such insurance may not be available at a reasonable cost in the future or fully cover all losses on our properties upon the occurrence of a catastrophic event. Moreover, we cannot guarantee the future financial viability of the insurers.

**Available Information**

Our principal executive offices are located at 2101 Riverfront Drive, Suite A, Little Rock, AR 72202 and our telephone number is (501) 850-0820. We maintain a website at www.uniti.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission. Our Exchange Act filings can also be found at www.sec.gov.

Current copies of our Code of Business Conduct and Ethics & Whistleblower Policy, Corporate Governance Guidelines, and the charters for our Audit, Compensation and Governance Committees are posted in the "Corporate Governance" section of the About Us page of our website at www.uniti.com.

**Item 1A. Risk Factors**

**Risks Related to our Proposed Merger with Windstream**

***A failure to complete and close our Merger with Windstream could cause reputational harm and have a negative impact on our business, operations, earnings, financial results and the trading and pricing of our common stock.***

In the event that our Merger with Windstream is not completed and does not ultimately close, such failure to complete and close our Merger with Windstream could result in irreparable reputational harm as perceived by our partners, our employees, our investors, our shareholders, investor and securities analysts, our peers, others in the telecommunications industry and any other third party whether presently known or unknown. A failure to complete and close our Merger with Windstream could have a negative impact on our business, operations, earnings, financial results and the trading and pricing of our common stock.

Completion of the Merger is subject to several conditions beyond our control that may prevent, delay or otherwise adversely affect its completion in a material way, including the required approvals described below. In addition, either we or Windstream may terminate the Merger Agreement under certain circumstances, including if the Merger is not completed by the end date determined pursuant to the Merger Agreement. If the Merger Agreement is terminated under certain specific circumstances, we may be required to reimburse Windstream for certain expenses incurred in connection with the

Merger Agreement and the transactions, up to $25 million, or under other certain specified circumstances, we may be required to pay Windstream a termination fee of either $55 million or $75 million.

***Failure to realize the benefits expected from our Merger with Windstream could adversely affect the value of our common stock.***

There can be no assurance that we will actually realize any of the benefits expected from our Merger with Windstream, or realize such benefits within the anticipated timeframe. Anticipated benefits from our Merger with Windstream include lower costs, increased revenues, synergies and growth opportunities. Achieving these benefits will depend, in part, on our ability to combine our and Windstream's businesses successfully and efficiently. The challenges involved in this combination, which will be complex and time consuming, include the following:

- preserving our and Windstream's customer and other important relationships and attracting new business and operational relationships;

- integrating financial forecasting and controls, procedures and reporting cycles;

- consolidating and integrating corporate, information technology, finance and administrative infrastructures; and

- integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees.

If we do not successfully manage these issues and the other challenges inherent in our Merger with Windstream, then we may not achieve the anticipated benefits on our anticipated timeframe or at all and our revenue, expenses, operating results and financial condition and stock price could be materially adversely affected.

***Business uncertainties while our Merger with Windstream is pending may negatively impact our ability to attract and retain personnel.***

Uncertainty about the effect of our Merger with Windstream on our employees and customers may have an adverse effect on us. These uncertainties may impair our ability to attract, retain and motivate key personnel until our Merger with Windstream is completed and could cause customers and others that deal with us to seek to change their existing business relationships with us. Retention or hiring of certain employees may be challenging while our Merger with Windstream is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined entity, our business could be harmed.

***If our Merger with Windstream is not completed, we will have incurred substantial expenses without realizing the expected benefits of our Merger with Windstream.***

We have incurred substantial expenses in connection with the negotiation and entry into the Merger Agreement and will incur additional expenses as we move toward completion of the transactions contemplated by the Merger Agreement. If our Merger with Windstream is not completed, we would have to recognize the expenses we have incurred without realizing the expected benefits of our Merger with Windstream, which could materially impact our earnings and results of operations.

***Our Merger with Windstream may distract our management from their other responsibilities and the Merger Agreement may limit our ability to pursue new opportunities.***

Our Merger with Windstream could cause our management to focus their time and energies on matters related to the transaction that otherwise would be directed to our business and operations. Any such distraction on the part of our management could affect our ability to service existing business and develop new business and adversely affect our business and earnings before the completion of our Merger with Windstream.

Additionally, the Merger Agreement contains operating covenants that limit certain of our operating activities or require the approval of Windstream before we may engage in such activities during the pendency of our Merger with Windstream. These operating covenants may adversely affect our ability to develop or pursue new business opportunities.

***The Merger Agreement contains provisions that limit our ability to pursue alternatives to the Merger and could discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal to us.***

The Merger Agreement contains provisions that make it more difficult for us to be acquired by, or enter into certain combination transactions with, a third party. The Merger Agreement contains certain provisions that restrict our ability to, among other things, solicit, initiate or take any action to knowingly induce the making, submission or announcement of, or knowingly facilitate or encourage the submission of an alternative transaction, or participate or engage in any discussions or negotiations, or cooperate with any person, with respect to an alternative transaction. In addition, following our receipt of any alternative transaction proposal that constitutes a Superior Proposal (as defined in the Merger Agreement), Windstream would have an opportunity to offer to modify the terms of the Merger Agreement before our board may withhold, qualify or modify in a manner adverse to Windstream its recommendation with respect to the Merger and before we may terminate the Merger Agreement. If the Merger Agreement is terminated by us to enter into a Superior Proposal or by Windstream if our board withholds, qualifies. modifies in a manner adverse to Windstream its recommendation with respect to the Merger or takes certain similar actions, we would be required to pay a termination fee of $55 million to Windstream, as contemplated by the Merger Agreement.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring or combining with all or a significant portion of us or pursuing an alternative transaction from considering or proposing such a transaction.

***Shareholder litigation could prevent or delay the closing of our Merger with Windstream or otherwise negatively impact our business and operations.***

We may incur additional costs in connection with the defense or settlement of any future shareholder lawsuits filed in connection with our proposed Merger with Windstream. Such litigation could have an adverse effect on our financial condition and results of operations and could prevent or delay the consummation of our Merger with Windstream.

***If our Merger with Windstream is completed, Uniti shareholders may recognize taxable gain or loss for U.S. federal income tax purposes as a result of the transaction, and be liable for tax with respect to any such gain, even though they will not receive any cash in the transaction.***

Based on the transaction structure set forth in the Merger Agreement, it is expected that the receipt of the New Uniti shares by our shareholders in exchange for their Uniti shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, in which case a Uniti shareholder that is a U.S. person (determined for U.S. federal income tax purposes) generally will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (a) the fair market value of the shares of New Uniti received by such shareholder in the Merger and the amount of cash received in lieu of fractional shares of New Uniti shares and (b) such shareholder's adjusted tax basis in the Uniti shares surrendered in the Merger. Uniti shareholders may be liable for U.S. federal, state and/or local income taxes with respect to any such gain recognized on the transaction, even though they will not receive any cash in the transaction.

The Merger Agreement provides that we have the right, subject to certain terms and conditions, to elect to effect the Merger using, in lieu of the transaction structure set forth in the Merger Agreement, an alternative transaction structure intended to cause the Merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. There can be no assurance that we will seek to exercise our rights under the Merger Agreement to effect the Merger using an alternative transaction structure. In addition, no assurance can be given that there will exist an alternative transaction structure that would comply with the limitations on our rights to elect to effect the Merger using an alternative transaction structure, or that the Merger would then qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and there can therefore be no assurance that we will be able to effect the Merger using an alternative transaction structure. If we elect to exercise such right to effect the alternative transaction structure, we expect that the Merger will qualify as a reorganization under Section 368(a) of the Code, in which case the U.S. federal income tax consequences of the Merger to our shareholders would differ from those that would apply if the Merger were treated as a taxable transaction, including that our shareholders would generally not be permitted to recognize any loss realized on the exchange of our common stock for the common stock of New Uniti in the Merger.

***Our Merger with Windstream is subject to the receipt of required approvals, consents and clearances from regulatory authorities, which if delayed or not granted or granted with unacceptable conditions, may prevent, delay or jeopardize the consummation of our Merger with Windstream, result in additional expenditures of money and resources and/or reduce the anticipated benefits of our Merger with Windstream.***

Our Merger with Windstream is subject to customary closing conditions, including, among others, the receipt of the required approval by Uniti stockholders and the expiration or termination of applicable waiting periods under the HSR Act of 1976, the receipt of approvals from the FCC and certain state public utility commissions, and other applicable laws. The governmental authorities whose approval we need generally have broad discretion in making their decisions. We can provide no assurance that required approvals, consents or clearances will be obtained in a timely manner or at all. Further, no assurance can be given that the required stockholder approval will be obtained or that the required closing conditions will be satisfied. If all required approvals, consents and clearances are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals, consents or clearances, which may impose requirements, limitations or costs or other restrictions on the conduct of the Company or the combined company following our Merger with Windstream. If the Merger Agreement is terminated because the requisite approval of Uniti stockholders is not obtained, then in certain circumstances we would be required to pay Windstream of a termination fee of $55 million or, in other circumstances, to reimburse Windstream for certain expenses, not to exceed $25 million.

***If our Merger with Windstream is completed, the Windstream Leases will become intercompany agreements; the performance and financial condition of New Uniti will remain subject to Windstream's ability to satisfy its payment and other obligations under the Windstream Leases.***

In the event our Merger with Windstream is completed, the Windstream Leases will become intercompany agreements within New Uniti and Windstream will remain obligated to make lease payments to Uniti pursuant to their terms. In the event Windstream's financial condition or performance deteriorates and Windstream is unable to satisfy its payment and other obligations under the Windstream Leases, the financial position and results of operations of the combined New Uniti could be materially and adversely affected.

***Upon consummation of our Merger with Windstream, New Uniti will become an integrated telecommunications company and will be subject to additional risks associated with Windstream's business.***

Upon consummation of our Merger with Windstream, New Uniti will become an integrated telecommunications company and will be subject to additional risks associated with Windstream's business, including:

- competition in Windstream's business markets, which could adversely affect New Uniti's results of operations and financial condition, including from cable television companies in Windstream's consumer markets that are subject to less stringent industry regulations, which could result in voice line and revenues losses in the future;

- rapid changes in technology could affect Windstream's ability to compete for business customers;

- in certain operating territories and/or at certain locations, Windstream is dependent on other carriers to provide facilities that Windstream uses to provide service to its customers;

- disruptions and congestion in Windstream's networks and infrastructure may cause it to lose customers and incur additional expenses;

- continuous increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers;

- Windstream is subject to various forms of regulation from the FCC and state regulatory commissions in the states in which it operates, which limit its pricing flexibility for regulated voice and high-speed Internet products, subject it to service quality, service reporting and other obligations and expose it to the reduction of revenue from changes to the USF program, the inter-carrier compensation system, or access to interconnection with competitors' facilities;

- Windstream's operations require substantial capital expenditures, and if funds for capital expenditures are not available when needed, this could affect its service to customers and its growth opportunities;

- the level of returns on Windstream's pension plan investments and changes to the actuarial assumptions used to value its pension obligations could have a material effect on its earnings and result in material funding requirements to meet its pension obligations;

- new technologies may affect Windstream's ability to compete in its consumer markets;

- Windstream receives revenues from state and federal USF program, and any material adverse regulatory developments with respect to these funds could adversely affect our financial and operating condition;

- Windstream's relationships with other communications companies are material to its operations and their financial difficulties may adversely affect Windstream; and

- key suppliers of Windstream may experience financial difficulties that may affect New Uniti's operations.

**Risks Related to our Business**

***We are dependent on Windstream to make payments to us under the Windstream Leases, and an event that materially and adversely affects Windstream's business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.***

Windstream is the lessee of the Distribution Systems pursuant to the Windstream Leases and, therefore, is presently the source of a substantial portion of our revenues. If our Merger with Windstream is not completed, there can be no assurance that Windstream will have sufficient assets, income and access to financing to enable it to satisfy its payment and other obligations under the Windstream Leases. In recent years, Windstream has experienced annual declines in its total revenue, sales and cash flow and has undergone a restructuring under Chapter 11 of the U.S. Bankruptcy Code.

The inability or unwillingness of Windstream to meet its rent obligations under the Windstream Leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of Windstream to satisfy its other obligations under the Windstream Leases, such as the payment of insurance, taxes and utilities, could materially and adversely affect the condition of the Distribution Systems as well as the business, financial position and results of operations of Windstream. In addition, Windstream will be dependent on distributions from its subsidiaries in order to satisfy the payment obligations under the Windstream Leases, as such, if its subsidiaries were to experience a material and adverse effect on their business, financial position or results of operations, our business, financial position or results of operations could also be materially and adversely affected.

Failure by Windstream to comply with the terms of the Windstream Leases or to comply with the regulations to which the Distribution Systems are subject could require us to find another lessee for such Distribution Systems, or a portion thereof, and there could be a decrease or cessation of rental payments by Windstream.

There is no assurance that we would be able to lease the Distribution Systems to another lessee on substantially equivalent or better terms than the Windstream Leases, or at all, successfully reposition the Distribution Systems for other uses or sell the Distribution Systems on terms that are favorable to us. It may be more difficult to find a replacement tenant for a telecommunications property than it would be to find a replacement tenant for a general commercial property due to the specialized nature of the business. Even if we are able to find a suitable replacement tenant for the Distribution Systems, transfers of operations of communication distribution systems are subject to regulatory approvals not required for transfers of other types of commercial operations, which may affect our ability to successfully transition the Distribution Systems.

***We may be unable to renew the Windstream Leases on commercially attractive terms or at all.***

The initial term of the Windstream Leases expires on April 30, 2030. If our Merger with Windstream is not completed, there can be no assurance that Windstream will renew the Windstream Leases upon their expiration. See "Significant Business Developments—Our Proposed Merger with Windstream" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more information about our proposed Merger with Windstream.

If our Merger with Windstream is not completed and Windstream elects to renew the Windstream Leases, we and Windstream will need to reach a mutual agreement on the rent for the renewal term. The Windstream Leases require that the renewal rent be "Fair Market Rent," and if we and Windstream are unable to agree on that amount, the renewal Fair Market Rent will be determined by an independent appraisal process. If the current rent payable by Windstream exceeds the Fair Market Rent at the time of renewal, then the renewal term rent will be lower than the current rent payable by Windstream. We are confident that any renewal established through this process will be at a rate reflecting fair value as required by the terms of the Windstream Leases and should be at an amount that will at least approximate current rent amounts, but we can provide no assurance as to the outcome of any negotiation or appraisal process. Any significant decrease in the renewal rent of the Windstream Leases could have a material adverse effect on our results of operations, financial condition and future prospects.

***Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility.***

As of December 31, 2024, we had outstanding long-term indebtedness of approximately $5.86 billion, consisting of senior notes, the ABS Loan Facility (as defined herein) and a revolving credit facility provided by a syndicate of banks and other financial institutions, which, as of December 31, 2024, provided for an aggregate committed amount of borrowings up to $500 million. Additionally, on February 3, 2025, we issued $589.0 million of ABS Notes (as defined herein) and used a portion of the net proceeds to repay in full the outstanding borrowings under the ABS Loan Agreement (as defined herein) and to fund the partial redemption of $125.0 million aggregate principal amount of our 10.50% senior secured notes due 2028 at 103% on February 14, 2025. We intend to use the remainder of the net proceeds for general corporate purposes, which may include success-based capital investments. See "Significant Business Developments—Asset-Backed Notes & Bridge Loan Facility" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more information. Subject to the restrictions set forth in our debt agreements, our board of directors may establish and change our leverage policy at any time without stockholder approval. Any significant additional indebtedness could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire assets, finance or refinance our assets or sell assets as needed, and our ability to pay dividends.

Following the closing of the Merger, New Uniti may, but is not required to, consummate a Post-Closing Reorganization (as defined below), which would combine Uniti's and Windstream's debt into a single silo capital structure with a common parent entity. Prior to completing the Post-Closing Reorganization, each of Uniti's and Windstream's legacy indebtedness will remain separate within its respective organizational structure, with no cross-guarantees or credit support between legacy Uniti or Windstream. Each of Uniti's and Windstream's indebtedness contain restrictive covenants that impose significant restrictions on the ability of Uniti and Windstream to operate together, other than on an arm's-length basis in accordance with the terms of such indebtedness. As a result, we may have significant restrictions on our ability to transfer assets, or otherwise enter into non-arm's length transactions, between the Uniti and Windstream organizational structures. If the Post-Closing Reorganization is not completed, such restrictions will continue to govern the terms of each of Uniti's and Windstream's respective indebtedness. Such indebtedness also contains restrictive covenants that impose significant restrictions on the ability to pay dividends and make other distributions from each of Uniti and Windstream to New Uniti. As a result of these covenants, we may be limited in the manner in which we conduct our business, and we may be constrained in our ability to pay dividends or unable to engage in favorable business activities or finance future operations or capital needs. If the Post-Closing Reorganization is completed, certain of the existing agreements and arrangements presently in effect between Uniti and Windstream (such as the Windstream Leases and the 2020 settlement agreement, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain Growth Capital Improvements (as defined below)) could be (but are not required to be) terminated.

Further, any significant additional indebtedness that New Uniti may incur could require a substantial portion of cash flow to make interest and principal payments due on such indebtedness, limiting the ability to borrow additional amounts for working capital, capital expenditures or debt services requirements to execute the go-forward business strategy or other purposes. Greater demands on cash resources may reduce funds available to New Uniti to make capital expenditures and acquisitions or carry out other aspects of the business strategy. Increased indebtedness can also (i) limit our ability to adjust rapidly to changing market conditions, (ii) make New Uniti more vulnerable to general adverse economic and industry conditions, (iii) create competitive disadvantages compared to other companies with relatively lower debt levels, (iv) expose New Uniti to increased interest rate risk to the extent that our debt obligations are subject to variable interests rates or if New Uniti needs to refinance existing debt that bears interest at a rate lower than current market rates, (v) adversely affect customers, vendors, employees or creditors' perception of New Uniti and (vi) increase the risk that New Uniti may not meet the financial or non-financial covenants contained in debt agreements or timely make all required debt payments, either of which could result in the acceleration of some or all of our outstanding indebtedness.

***We anticipate that we will have sufficient access to liquidity to fund our cash needs; if we are unable to do so, we would need to reduce our spending and it could have an adverse effect on us.***

We anticipate continuing to invest in our network infrastructure across our Uniti Leasing and Uniti Fiber portfolios. We anticipate that we will partially finance these needs, together with operating expenses (including our debt service obligations) from our cash on hand and cash flows provided by operating activities. We also expect the need to raise capital to fund the cash consideration in the proposed merger with Windstream, as well as obligations to Windstream, including (i) $490.1 million of settlement payments payable over time (of which $73.5 million remains to be paid as of December 31, 2024) and (ii) an aggregate of up to $1.75 billion for certain growth capital improvements (of which $725.0 million remains to be paid as of December 31, 2024) in long-term value accretive fiber and related assets made by Windstream (or other applicable tenant) to certain ILEC and CLEC properties (the "Growth Capital Improvements") subject to the Windstream Leases (although such investments will lead to higher rent payments). However, we may need to access the capital markets to generate additional funds in an amount sufficient to fund our business operations, announced investment activities, capital expenditures, debt service and distributions to our shareholders. We are closely monitoring the equity and debt markets and will seek to access them promptly when we determine market conditions are appropriate. The amount, nature and timing of any capital markets transactions will depend on: our operating performance and other circumstances;

our then-current commitments and obligations; the amount, nature and timing of our capital requirements; any limitations imposed by our current credit arrangements; and overall market conditions. These expectations are forward-looking and subject to a number of uncertainties and assumptions. If our expectations about our liquidity prove to be incorrect or we are unable to access the capital markets as we anticipate, we would be subject to a shortfall in liquidity in the future which could lead to a reduction in our capital expenditures and/or dividends and, in an extreme case, our ability to pay our debt service obligations. If this shortfall occurs rapidly and with little or no notice, it could limit our ability to address the shortfall on a timely basis.

***We intend to pursue acquisitions and seek other strategic opportunities, which may result in the use of a significant amount of management resources or significant costs, and we may not fully realize the potential benefits of such transactions.***

We intend to pursue acquisitions and seek other strategic opportunities. Accordingly, we currently are, and expect in the future to be, engaged in evaluating potential transactions and other strategic alternatives. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, we may devote a significant amount of our management resources to such a transaction, which could negatively impact our operations. We may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed. In the event that we consummate an acquisition or strategic alternative in the future, there is no assurance that we would fully realize the potential benefits of such a transaction. Integration may be difficult and unpredictable, and acquisition-related integration costs, including certain non-recurring charges, could materially and adversely affect our results of operations. Moreover, integrating assets and businesses may significantly burden management and internal resources, including the potential loss or unavailability of key personnel. If we fail to successfully integrate the assets and businesses we acquire, we may not fully realize the potential benefits we expect, and our operating results could be adversely affected.

***We are dependent on the communications industry and may be susceptible to the risks associated with it, which could materially adversely affect our business, financial position or results of operations.***

As the owner, lessor and provider of communications services and distribution systems serving the communications industry, we are impacted by the risks associated with the communications industry. Therefore, our success is and, following the successful completion of our potential Merger with Windstream, will remain dependent on the communications industry, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences, changes in communications technology designed to enhance the efficiency of communications distribution systems (including lit fiber networks and wireless equipment), and other factors over which we and our tenants have no control. As we are subject to risks inherent in substantial investments in a single industry, a decrease in the communications business or development and implementation of any such new technologies would likely have an adverse effect on our revenues.

***Our business is subject to government regulations and changes in current or future laws, regulations or rules could restrict our ability to operate our business in the manner currently contemplated.***

Our business, and that of our tenants, is subject to federal, state and local regulation. In certain jurisdictions these regulations could be applied or enforced retroactively. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new distribution system construction and modifications, thereby limiting our ability to respond to customer demands and requirements. Existing regulatory policies may materially and adversely affect the associated timing or cost of such projects and additional regulations (including, but not limited to, regulations related to public health and safety matters similar to ones adopted in recent years to prevent the spread of COVID-19, like travel restrictions, stay at home policies, temporary business closures, social distancing and vaccination requirements) may be adopted which increase delays or result in additional costs to us, or that prevent such projects in certain locations. These factors could materially and adversely affect our business, results of operations or financial condition. For more information regarding the regulations we are subject to, please see the section entitled "Business—Government Regulation, Licensing and Enforcement."

***Any further impairment of our goodwill would negatively impact our financial condition.***

Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Impairment may result from significant changes in the manner of use of the acquired assets, negative industry or economic trends and/or any changes in the key assumptions regarding our fair value. The extent to which the fair value of net assets acquired in business combinations is ultimately impacted will depend on numerous evolving factors that are presently uncertain and which we may not be able to predict. Although we assess potential impairment of our goodwill on an annual basis, negative industry or economic trends and/or any changes in key assumptions regarding our fair value may cause us to perform an interim analysis of our goodwill and cause us to report an impairment charge in the future, which could have a significant adverse impact on our reported earnings. At December 31, 2024, we had $157.4 million of goodwill on our consolidated balance sheet after recognizing a $204.0 million goodwill impairment charge for the Uniti Fiber reporting unit during the year ended December 31, 2023. For a discussion of our goodwill impairment testing, see Note 3 to our consolidated financial statements in Part II, Item 8 "Financial Statements and Supplementary Data" and "Critical Accounting Estimates —Goodwill" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

***We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expenses.***

The Windstream Leases require, and we expect that additional lease agreements that we enter into will require, that the tenant maintain comprehensive insurance and hazard insurance or self-insure its insurance obligations. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenue for our tenants or us. Any business interruption insurance may not fully compensate them or us for such loss of revenue. If one of our tenants experiences such a loss, it may be unable to satisfy its payment obligations to us under its lease with us.

***We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.***

We rely on information technology networks and systems, including the internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential information. Although we have taken steps to protect the security of the data maintained in our information systems, it is possible that our security measures will not be able to prevent the systems' improper functioning, or the improper disclosure of information in the event of cyber-attacks. Physical or electronic break-ins, computer viruses, attacks by hackers and similar security breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us.

Additionally, many of our employees may be working remotely from their homes, which could have the effect of exacerbating any of the foregoing risks. While we have taken steps to ensure the security of our data and to prevent security breaches, many of these measures are being deployed for the first time on a widespread and sustained basis, and there is no guarantee the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter some of the common risks associated with employees accessing Company data and systems remotely. As a result, we may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches.

***Any failure of our physical infrastructure or services could lead to significant costs and disruptions.***

Windstream's and the Company's businesses depend on providing customers with highly reliable service. The services provided are subject to failure resulting from numerous factors, including human error, power loss, improper maintenance, physical or electronic security breaches, fire, earthquake, hurricane, flood and other natural disasters, water damage, the effect of war, terrorism and any related conflicts or similar events worldwide, and sabotage and vandalism. Problems within our networks or facilities, whether within our control or the control of third-party providers, could result in service interruptions or equipment damage. We may not be able to efficiently upgrade or change our networks or facilities to meet new demands without incurring significant costs that we may not be able to pass on to customers. Given the service guarantees that may be included in Windstream's or the Company's agreements with customers, such disruptions could result in customer credits; however, we cannot assume that customers will accept these credits as compensation in the future, and we may face additional liability or loss of customers.

***Unforeseen events could adversely affect our operations, business, and reputation.***

We could be negatively impacted by unforeseen events, such as extreme weather events, natural disasters (including as a result of any potential effects of climate change), acts of vandalism or terrorism, or outbreak of highly infectious or contagious diseases. For example, the COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, and another pandemic or other unforeseen event in the future could do the same. Also, there is increasing concern that global climate change is occurring and could result in increased frequency of certain types of natural disasters and extreme weather events. We cannot predict with certainty the rate at which climate change is occurring or the potential direct or indirect impacts of climate change to our business. Any such unforeseen events could, among other things, damage or delay deployment of our communication infrastructure, interrupt or delay service to our tenants or could result in legal claims or penalties, disruption in operations, damage to our reputation, negative market perception, or costly response measures, which could adversely affect our business.

Although our businesses are considered essential, an unforeseen event, such as the COVID-19 pandemic or a future pandemic, could have material and adverse effects on our ability to successfully operate and on our financial condition, results of operations and cash flows due to, among other factors: significant disruptions or delays in our operations or network performance; increases in operating costs, inventory shortages and/or a decrease in productivity; delays in permitting activities due to the shutdown of local permitting authorities; a deterioration in our ability to operate in affected areas or delays in the supply of products or services; the impact on our contracts with customers and suppliers, including potential disputes over force majeure events; adverse impact on the timing of installs in our enterprise and wholesale customer segments at Uniti Fiber; a general reduction in business and economic activity; difficulty accessing debt and equity capital on attractive terms, or at all; our access to capital may be restricted; and the potential negative impact on the health and well-being of our personnel. We have implemented policies and procedures designed to mitigate the risk of adverse impacts of unforeseen events on our operations, but we may incur additional costs to ensure continuity of business operations caused by these events, which could adversely affect our financial condition and results of operations. However, the extent of such impacts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of an unforeseen event and actions taken to contain it or its impact, among others.

### Risks Related to the Status of Uniti as a REIT

***If we failed to qualify as a REIT for those years for which we have elected REIT status or cease to qualify as a REIT in connection with our Merger with Windstream, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which could reduce the amount of cash available for distribution to our stockholders and to service debt.***

We currently operate as a REIT for U.S. federal income tax purposes, as does one of our principal operating subsidiaries. Our qualification as a REIT will depend on our satisfaction of certain highly technical and complex asset, income, organizational, distribution, stockholder ownership and other requirements, including at the level of our subsidiary REIT, on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we may not obtain independent appraisals.

If we or our subsidiary REIT were to fail to qualify as a REIT in any taxable year, unless certain relief provisions apply, we would be subject to U.S. federal income tax on all of our taxable income at regular corporate rates and dividends paid to our stockholders would not be deductible by us in computing our taxable income. As a result, we would no longer be required to pay dividends in order to qualify to be taxed as a REIT, and we could decide to reduce the amount of dividends we pay to our stockholders. Any resulting corporate liability could be substantial and could reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock and to service debt. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

We are subject to the statutory requirements of the locations in which we conduct business, and state and local income taxes are accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

It is expected that, following consummation of the Merger, Uniti will cease to be a REIT, and New Uniti would not qualify as a REIT, in which case we will be subject to U.S. federal income taxation after the Merger in the manner described above. See "Significant Business Developments—Our Proposed Merger with Windstream" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more information about our proposed Merger with Windstream.

***Legislative or other actions affecting REITs could have a negative effect on us***

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury ("Treasury"). Changes to the tax laws affecting REITs or TRSs, which may have retroactive application, could adversely affect our stockholders or us. We cannot predict how changes in the tax laws might affect our stockholders or us. Accordingly, we cannot provide assurance that new legislation, Treasury regulations, administrative interpretations or court decisions will not significantly affect our ability to remain qualified as a REIT, the federal income tax consequences of such qualification, the determination of the amount of REIT taxable income or the amount of tax paid by our TRSs.

***We could fail to qualify as a REIT if income we receive from lease transactions, such as income from Windstream pursuant to the Windstream Leases, is not treated as qualifying income***

Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. Rents received or accrued by us from Windstream or other lessees will not be treated as qualifying rent for purposes of these requirements if the relevant lease is not respected as a "true lease" for U.S. federal income tax purposes and is instead treated as a service contract, joint venture or some other type of arrangement. If any of our leases, including the Windstream Leases, are not respected as a true lease for U.S. federal income tax purposes, we may fail to qualify as a REIT.

It is expected that, following consummation of the Merger, Uniti will cease to be a REIT and New Uniti would not qualify as a REIT. See "Significant Business Developments—Our Proposed Merger with Windstream" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more information about our proposed Merger with Windstream.

***REIT distribution requirements could adversely affect our ability to execute our business plan***

To qualify as a REIT, we must generally distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, for the U.S. federal corporate income tax not to apply to earnings that we distribute (assuming that certain other requirements are also satisfied). To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified for REITs under U.S. federal income tax laws. The same rules apply to our REIT subsidiary. Prior to the completion of our Merger with Windstream, we currently intend to make distributions to our stockholders, and to cause our REIT subsidiary to make distributions, to comply with the REIT requirements of the Code.

Our FFO is currently generated largely by rents paid under the Windstream Leases. From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock and decrease cash available to service debt.

***A deterioration in Windstream's financial condition could adversely affect our ability to continue to qualify as a REIT***

In addition to satisfying the distribution requirement described above in the immediately preceding risk factor, we and our subsidiary REIT must each satisfy a number of other requirements in order to qualify as a REIT. If our Merger with Windstream is not completed, a deterioration in Windstream's financial condition could adversely affect our ability to satisfy several of these requirements and thus our ability to continue to qualify as a REIT.

For example, in order to qualify as a REIT for any year, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and "real estate assets" (as defined in the Code), and no more than 20% of the value of our total assets can be represented by securities (other than qualified real estate assets) of one or more TRSs. If we fail to comply with either of these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. These same rules apply to our REIT subsidiary. Our ability to satisfy these requirements depends in substantial part on the value of the assets that are the subject of the Windstream Leases with Windstream, and any diminution in the value of such assets, including as a result of any diminution in the implied value of the Windstream

Leases as a result of changes in the financial condition or creditworthiness of Windstream or Windstream's inability or unwillingness to meet its rent and other obligations under the Windstream Leases, could adversely affect our ability to satisfy these requirements at the end of any calendar quarter, and there can be no assurance that we would be able to timely correct any such failure or otherwise qualify for any statutory relief provision. See "—Risks Related to Our Business—We are dependent on Windstream Holdings to make payments to us under the Windstream Leases, and an event that materially and adversely affects Windstream's business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations." In addition, under applicable provisions of the Code, we will not be treated as a REIT for any year unless we satisfy various requirements, including requirements relating to the sources of our gross income in such year. These same rules apply to our REIT subsidiary. Our ability to satisfy these gross income tests depends in substantial part on our receipt of rents paid under the Windstream Leases. Windstream's inability or unwillingness to meet its rent and other obligations under the Windstream Leases, or any suspension, delay or other reduction in the amount of rent that we receive under the Windstream Leases could adversely affect our ability to qualify as a REIT.

It is expected that, following consummation of the Merger, Uniti will cease to be a REIT and New Uniti would not qualify as a REIT. See "Significant Business Developments—Our Proposed Merger with Windstream" in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more information about our proposed Merger with Windstream.

***Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow***

Even if we remain qualified for taxation as a REIT prior to the completion of our Merger with Windstream, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, we hold some of our assets and conduct certain of our activities through a TRS that is subject to U.S. federal, state and local corporate-level income taxes as a regular C corporation. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm's-length basis. Any of these taxes could decrease cash available for distribution to our stockholders and servicing our debt.

***Complying with the REIT requirements may cause us to forego otherwise attractive acquisition opportunities***

To qualify as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and "real estate assets" (as defined in the Code). The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, no more than 20% of the value of our total assets can be represented by securities (other than qualified real estate assets) of one or more TRSs, and no more than 25% of the value of our total assets can be represented by nonqualified publicly offered REIT debt instruments (as defined in the Code). If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result of such asset limitations, we may be required to forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders and servicing our debt.

**Risks Related to Our Common Stock**

***We cannot guarantee our ability to pay dividends in the future (including if our Merger with Windstream is consummated), and we could elect to pay dividends substantially in the form of additional shares of our common stock.***

To qualify as a REIT, our annual dividend must not be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. Our ability to pay dividends may be adversely affected by a number of factors, including the risk factors herein. Dividends will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Maryland law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant.

We cannot ensure that we will achieve investment results that will allow us to make a specified level of cash dividends or year-to-year increases in cash dividends in the future. Accordingly, because we are required to make distributions in certain amounts to our shareholders in order to maintain our REIT status and avoid incurring entity-level income and excise tax, we may elect to pay one or more dividends to our shareholders substantially in the form of additional shares of common stock. If we do so, the common stock that we distribute would be taxable dividend income to our shareholders, in whole or in part, based on the fair market value of our common stock at the time the dividend is paid.

Under the Merger Agreement with Windstream, we have agreed to suspend dividend payments or other distributions until the consummation of the Merger, except for the dividend paid on June 28, 2024 and those dividends reasonably required for us or our subsidiaries to maintain its status as a REIT or to avoid the payment or imposition of income or excise tax, among other customary exceptions. Dividend payments are not guaranteed, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to change the amount paid as dividends.

Furthermore, while we are currently required to pay dividends in order to maintain our REIT status, if our potential Merger with Windstream is successfully completed, we expect to cease to qualify as a REIT and New Uniti would not qualify as a REIT, in which case we (and New Uniti after the Merger) would no longer be required to pay such dividends. Moreover, even if we do maintain our REIT status, after completing various procedural steps, we may elect to comply with the applicable distribution requirements by distributing, under certain circumstances, shares of our common stock in lieu of cash, which may result in holders of our common stock incurring tax liability without the receipt of a corresponding amount of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect our business and financial condition as well as the market price of our common stock. No assurance can be given that we will pay any dividends on shares of our common stock in the future.

### *The market price and trading volume of our common stock may fluctuate widely*

We cannot predict the prices at which our common stock may trade. The market price of our common stock has fluctuated significantly since February 15, 2019 and may continue to fluctuate significantly, depending upon many factors, including the success of our Merger with Windstream, some of which may be beyond our control.

### *Our charter restricts the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company*

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year after the first year for which we elect to be taxed and qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed and qualify as a REIT). Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary or advisable to preserve our qualification as a REIT. Our charter also provides that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders.

### Item 1B. Unresolved Staff Comments.

None.

### Item 1C. Cybersecurity

Risk Management and Strategy

The Company has established an information security program to assess, identify and manage material risks from cybersecurity threats, which is an integral part of the Company's overall enterprise risk management program. This program is established at the executive level, with regular reporting to, and oversight by, the Company's Board as described below.

As part of the Company's information security program, the Company maintains written policies and procedures, such as the Information Security Policy and Company's Incident Response Plan, which identify how cybersecurity measures and controls are developed, implemented, and regularly reviewed and updated. The Company's Information Security Policy identifies security controls, appropriate use, and user responsibilities for the organization that are in place to identify and manage the risk of a cybersecurity incident.

The Company has implemented a set of controls to manage information risk, utilizing controls from multiple security frameworks, specifically ISO 27001, and the Payment Card Industry Data Security Standard (PCI-DSS). The Company also conducts various internal and external information risk assessments each year, which are based on nationally accepted standards, including annual compliance required assessments, such as PCI and SOX audits, as well as ad-hoc assessments driven by emerging risks, changes in the Company's environment, or benchmark/roadmap needs. Risks identified in such assessments are considered for inclusion in the Company's risk portfolio and are then prioritized and addressed as needed through the Company's broader information security programs and policies. The risk assessment along with risk-based analysis and judgment are used to select security controls to address risks. During this process, the following factors, among others, are considered: likelihood and severity of risk, impact on the Company and others if a risk materializes, feasibility and cost of controls, and impact of controls on operations and others. Specific controls that are used to some extent include endpoint threat detection and response (EDR), identity and access management (IAM), privileged access management (PAM), logging and monitoring involving the use of security information and event management (SIEM), multi-factor authentication (MFA), firewalls and intrusion detection and prevention, encryption, and vulnerability and patch management.

Although the risks from cyber threats have not materially affected our business strategy, results of operations, or financial condition to date, we continue to closely monitor cyber risk. To protect its information and cyber assets, the Company conducts appropriate cybersecurity exercises and training. For example, employees must complete cybersecurity training at least annually, which educates our employees on the Company's policies and procedures for incident reporting, and avoiding common cybersecurity threats such as phishing attacks.

Additionally, the Company leverages third-party security firms in different capacities to implement or operate various aspects of the Company's information security program, including to conduct risk assessments, vulnerability scans, and penetration testing based on nationally accepted standards. The Company uses a variety of processes to address cybersecurity threats related to the use of third-party technology and services, such as requiring an independent assessment of the third party's information security controls where appropriate. As part of the Company's process to continuously improve its information security programs, the Company also engages third-party subject matter experts to assess and evaluate the effectiveness of various aspects of the Company's information security program.

The Company (or the third parties on which it relies) may not be able to fully, continuously, and effectively implement security controls as intended. We utilize a risk-based approach and judgment to determine the security controls to implement and it is possible we may not implement appropriate controls if we do not recognize or underestimate a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate risks and events, when detected by security tools or third parties, may not always be immediately understood or acted upon.

<u>Board Governance and Management</u>

Cybersecurity risk is managed as an enterprise risk in the Company's enterprise risk management process. At the highest level, the Company's program includes multi-layered governance by management, the Audit Committee and the Board of Directors.

Ultimate responsibility for risk oversight and management generally lies with the Company's Board. To effectively manage oversight of our cybersecurity risk management practices, the Board has delegated such responsibility to the Company's Audit Committee. The Company's Chief Information Officer ("CIO") and the information security team provide reports to either the Audit Committee or the full Board on a quarterly basis on various matters, including current and emerging cybersecurity risks to the Company, internal and external assessments of the Company's information security program, and a roadmap of projects to manage its information security posture. In the event of any significant cybersecurity incidents, the Company's Incident Response Plan outlines the process to escalate communications to the Audit Committee and/or the full Board in the event of any significant cybersecurity incidents between the quarterly updates on an ad hoc basis.

At the executive and management level, the CIO has primary responsibility for the development, operation, and maintenance of the Company's information security program. The CIO has 20 years of experience in technology risk management, 12 of which have been with the Company (or its affiliates). In addition to the CIO, the Company's information security team under the direction of the CIO, implements and provides governance and functional oversight for cybersecurity controls and services. Information security processes include escalation of certain risks and incidents to the CIO and the executive team and quarterly dashboards also used to update the risk landscape.

Overall, the Company has implemented tactical processes for assessing, identifying, and managing material risks from cybersecurity threats to the company including governance at the Board level and accountability in our executive management for the execution of the Company's cyber risk management strategy and the controls designed to protect its operations. In addition, we maintain cyber insurance that is designed to protect us against certain losses related to cyber risks, and we believe the amount and scope of this insurance are customary for similarly situated companies in the telecommunications industry. See Item 1A. "Risk Factors" for additional information regarding the Company's cybersecurity risks. Those sections of Item 1A should be read in conjunction with this Item 1C.

**Item 2. Properties.**

Uniti and its subsidiaries own or lease approximately 145,000 fiber network route miles, representing approximately 8.8 million fiber strand miles, approximately 231,000 route miles of copper cable lines, wireless communication towers, central office land and buildings across 44 states and beneficial rights to permits, pole agreements and easements.

*Leasing Segment*

Uniti Leasing's network properties include its fiber route miles and copper route miles. Below is a geographic distribution summary as of December 31, 2024:

| Location | Fiber Route Miles | Copper Route Miles | Total Route Miles |
|---|---|---|---|
| GA | 16,100 | 45,000 | 61,100 |
| TX | 13,900 | 39,100 | 53,000 |
| KY | 13,800 | 32,700 | 46,500 |
| IA | 9,700 | 31,600 | 41,300 |
| OH | 6,200 | 10,700 | 16,900 |
| NC | 6,000 | 18,000 | 24,000 |
| AR | 5,200 | 13,500 | 18,700 |
| FL | 3,600 | 8,400 | 12,000 |
| IL | 3,600 | — | 3,600 |
| OK | 2,700 | 12,200 | 14,900 |
| IN | 2,100 | — | 2,100 |
| MI | 2,100 | — | 2,100 |
| WI | 2,000 | — | 2,000 |
| CA | 1,800 | — | 1,800 |
| MO | 1,800 | 10,800 | 12,600 |
| NM | 1,800 | 5,200 | 7,000 |
| NY | 1,400 | — | 1,400 |
| TN | 1,400 | — | 1,400 |
| AL | 1,300 | 2,400 | 3,700 |
| PA | 1,300 | — | 1,300 |
| VA | 1,100 | — | 1,100 |
| CO | 1,000 | — | 1,000 |
| Other[1] | 6,800 | 1,300 | 8,100 |
| Total | 106,700 | 230,900 | 337,600 |

[1] Includes 22 states.

*Fiber Segment*

Uniti Fiber's network properties include its fiber route miles and wireless communications towers. Below is a geographic distribution summary of approximate fiber route miles and wireless communications towers as of December 31, 2024:

| Location | Fiber Route Miles |
|---|---|
| FL | 9,700 |
| LA | 7,100 |
| GA | 6,200 |
| AL | 5,500 |
| MS | 3,400 |
| VA | 1,600 |
| NY | 1,500 |
| TX | 1,200 |
| Other[1] | 2,200 |
| Total | 38,400 |

[1] Includes 14 states.

| Location | Towers |
|---|---|
| LA | 9 |
| Other[1] | 3 |
| Total | 12 |

[1] Includes 3 states.

**Item 3. Legal Proceedings.**

A description of legal proceedings can be found in Note 15 - Commitments and Contingencies to our consolidated financial statements in Part II, Item 8 "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K and is incorporated by reference into this Item 3.

**Item 4. Mine Safety Disclosures.**

None.

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information**

Our common stock is traded on the NASDAQ Global Select Market under the symbol "UNIT."

**Holders**

As of February 14, 2025, the closing price of our common stock was $5.82 per share as reported on the NASDAQ Global Select Market. As of February 14, 2025, we had 244,229,237 outstanding shares of common stock, and there were approximately 15,186 registered holders of record of Uniti's common stock. A substantially greater number of holders of Uniti common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

**Dividends (Distributions)**

Distributions with respect to our common stock are characterized for federal income tax purposes as taxable ordinary dividends, capital gains dividends, non-dividend distributions or a combination thereof. It has been our policy to declare dividends to common shareholders so as to comply with the provisions of the Internal Revenue Code governing REITs.

Any dividends must be declared by our Board of Directors, which will take into account various factors including our current and anticipated operating results, our financial position, REIT requirements, conditions prevailing in the market, restrictions in our debt documents and additional factors they deem appropriate. Dividend payments are not guaranteed and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to change the amount paid as dividends.

As a result, we may be required to record a provision in our Consolidated Financial Statements for U.S. federal income taxes related to the activities of the REIT and its pass-through subsidiaries for any undistributed income. We are subject to the statutory requirements of the locations in which we conduct business, and state and local income taxes are accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

Under the Merger Agreement with Windstream, we have agreed to suspend dividend payments or other distributions until the consummation of the Merger, except for the dividend paid on June 28, 2024 and those dividends reasonably required for us or our subsidiaries to maintain its status as a REIT or to avoid the payment or imposition of income or excise tax, among other customary exceptions.

**Stock Performance**

The following graph shows a comparison from December 31, 2019 through December 31, 2024 on the NASDAQ Global Select Market of the cumulative total return for our common stock, the Standard & Poor's 400 Stock Index (S&P 400 Index), and the MSCI US REIT Index. The graph assumes that $100 was invested at the market open on December 31,

2019 and that all dividends were reinvested in the common stock of Uniti, the S&P 400 Index and the MSCI US REIT Index. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



**Comparison of Annual Cumulative Total Return**
**Assumes Initial Investment of $100**

Cumulative Total Stockholder Returns
Based on Investment of $100.00 Beginning on December 31, 2019

|  | 12/31/2019 | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 |
|---|---|---|---|---|---|---|
| Uniti Group Inc. | $ 100.00 | $ 153.37 | $ 192.70 | $ 81.39 | $ 97.05 | $ 99.87 |
| S&P 400 Index | 100.00 | 113.66 | 141.80 | 123.28 | 143.54 | 163.54 |
| MSCI US REIT Index | 100.00 | 92.43 | 132.23 | 99.82 | 113.54 | 123.47 |

**Issuer Purchases of Equity Securities**

The table below provides information regarding shares withheld from Uniti employees to satisfy minimum statutory tax withholding obligations arising from the vesting of restricted stock granted under the Uniti Group Inc. 2015 Equity

Incentive Plan. The shares of common stock withheld to satisfy tax withholding obligations may be deemed purchases of such shares required to be disclosed pursuant to this Item 5.

| Period | Total Number of Shares Purchased | Average Price Paid per Share[1] | | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|---|
| October 1, 2024 to October 31, 2024 | 1,420 | $ | 5.61 | — | — |
| November 1, 2024 to November 30, 2024 | — | | — | — | — |
| December 1, 2024 to December 31, 2024 | — | | — | — | — |
| Total | 1,420 | $ | 5.61 | — | — |

[1] The average price paid per share is the weighted-average of the fair market prices at which we calculated the number of shares withheld to cover tax withholdings for the employees.

**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

The following management's discussion and analysis of financial condition and results of operations describes the principal factors affecting the results of our operations, financial condition, and changes in financial condition, as well as our critical accounting estimates.

This section generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, as amended by Amendment No. 1 and Amendment No. 2 thereto filed on Form 10-K/A with the SEC on March 26, 2024 and March 27, 2024, respectively (the "Annual Report").

**Overview**

*Company Description*

Uniti is an independent, internally managed REIT engaged in the acquisition, construction and leasing of mission critical infrastructure in the communications industry. We are principally focused on acquiring and constructing fiber optic, copper and coaxial broadband networks and data centers.

On April 24, 2015, we were separated and spun-off from Windstream pursuant to which Windstream contributed certain telecommunications network assets, including the Distribution Systems and the Consumer CLEC Business to Uniti and Uniti issued common stock and indebtedness and paid cash obtained from borrowings under Uniti's senior credit facilities to Windstream. In connection with the Spin-Off, we entered the Master Lease with Windstream, pursuant to which a substantial portion of our real property is leased to Windstream and from which a substantial portion of our leasing revenues are currently derived. In connection with Windstream's emergence from bankruptcy, Uniti and Windstream bifurcated the Master Lease and entered into the Windstream Leases, which amended and restated the Master Lease in its entirety. The Windstream Leases consist of (a) the ILEC MLA that governs Uniti owned assets used for Windstream's ILEC operations and (b) the CLEC MLA that governs Uniti owned assets used for Windstream's CLEC operations.

Uniti currently operates as a REIT for U.S. federal income tax purposes. As a REIT, the Company is generally not subject to U.S. federal income taxes on income generated by its REIT operations, which includes income derived from the Windstream Leases. We have elected to treat the subsidiaries through which we operate our fiber business, Uniti Fiber, and certain aspects of our leasing business, Uniti Leasing, as TRSs. TRSs enable us to engage in activities that result in income that does not constitute qualifying income for a REIT. Our TRSs are subject to U.S. federal, state and local corporate income taxes.

The Company operates through a customary up-REIT structure, pursuant to which we hold substantially all of our assets through the Operating Partnership that we control as general partner. This structure is intended to facilitate future acquisition opportunities by providing the Company with the ability to use common units of the Operating Partnership as a tax-efficient acquisition currency. As of December 31, 2024, we are the sole general partner of the Operating Partnership and own approximately 99.99% of the partnership interests in the Operating Partnership. In addition, we have undertaken a series of transactions to permit us to hold certain assets indirectly through subsidiaries that are taxed as REITs, which may also facilitate future acquisition opportunities.

If the Merger is completed, we expect to cease to qualify as a REIT and New Uniti would not qualify as a REIT.

*Segments*

We manage our operations as two reportable business segments, in addition to our corporate operations:

*Uniti Leasing*: Represents the results of our leasing business, Uniti Leasing, which is engaged in the acquisition and construction of mission-critical communications assets and leasing them to anchor customers on either an exclusive or shared-tenant basis, in addition to the leasing of dark fiber on our existing fiber network assets that we either constructed or acquired. While the Leasing segment represents our REIT operations, certain aspects of it are also operated through TRSs.

*Uniti Fiber*: Represents the operations of our fiber business, which is a leading provider of infrastructure solutions, including cell site backhaul and dark fiber, to the telecommunications industry.

*Corporate*: Represents our corporate office and shared service functions. Certain costs and expenses, primarily related to headcount, information technology systems, insurance, professional fees and similar charges, that are directly attributable to operations of our business segments are allocated to the respective segments.

We evaluate the performance of each segment based on Adjusted EBITDA, which is a segment performance measure we define as net income determined in accordance with GAAP, before interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense and the impact, which may be recurring in nature, of transaction and integration related costs, costs associated with Windstream's bankruptcy, costs associated with litigation claims made against us, costs associated with the implementation of our enterprise resource planning system, goodwill impairment charges, severance costs, costs related to the settlement with Windstream, amortization of non-cash rights-of-use assets, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments, and other similar or infrequent items (although we may not have had such charges in the periods presented). Adjusted EBITDA includes adjustments to reflect the Company's share of Adjusted EBITDA from unconsolidated entities. For more information on Adjusted EBITDA, see "Non-GAAP Financial Measures." Detailed information about our segments can be found in Note 14 to our consolidated financial statements contained in Part II, Item 8 "Financial Statements and Supplementary Data."

**Significant Business Developments**

Amendment to Credit Agreement

On June 17, 2024, the Operating Partnership, Uniti Group Finance 2019 Inc. and CSL Capital, LLC (together the "Borrowers"), each a subsidiary of the Company, entered into Amendment No. 9 (the "Amendment") to the Credit Agreement (as defined herein). Pursuant to the Amendment, the Credit Agreement's requirement for the Operating Partnership to use commercially reasonable efforts to maintain its status as a REIT will now terminate (i) at the end of the taxable year in which the Merger (as defined below) is consummated or, (ii) at the end of the last taxable year before the year in which the Merger is consummated, if the Company determines that by reason of the Merger, the Company will cease to qualify as a REIT for the year during which the Merger is consummated.

Issuance of Senior Secured Notes

On May 17, 2024, the Operating Partnership, CSL Capital, LLC, Uniti Group Finance 2019 Inc. and Uniti Fiber Holdings Inc. (collectively, the "Issuers") completed a private offering of $300.0 million aggregate principal amount of the 10.50% Senior Secured Notes due February 15, 2028 (the "Additional February 2028 Secured Notes"). In accordance with the terms of the indenture governing the Additional February 2028 Secured Notes, following the receipt of regulatory approval to enable certain subsidiaries of the Operating Partnership to guarantee the Additional February 2028 Secured Notes, the Issuers caused the Additional February 2028 Secured Notes to be mandatorily exchanged for February 2028 Secured Notes (as defined herein) issued as "additional notes" under the Indenture dated as of February 14, 2023, as amended and supplemented among the Issuers, the guarantors party thereto and the trustee and collateral agent party thereto (the "2023 Indenture"). The mandatory exchange occurred on November 1, 2024, and the additional notes comprise part of the same series as the February 2028 Secured Notes issued under the 2023 Indenture and have the same CUSIP numbers as, and are fungible with, the February 2028 Secured Notes issued under the 2023 Indenture.

Our Proposed Merger with Windstream

On May 3, 2024, the Company entered into a Merger Agreement providing for a combination of the Company and Windstream such that, following a pre-closing reorganization of Windstream and the Merger, both the Company and Windstream will be indirect wholly owned subsidiaries of New Uniti. Following the Merger, the New Uniti Common Stock is expected to be listed on the Nasdaq Global Market.

The Merger intends to reunite Windstream's business with the underlying fiber infrastructure owned by the Company to create a premier digital infrastructure company with a strong platform for value creation. Upon consummation of the Merger, the board of directors of New Uniti will initially comprise nine members, including five directors to be appointed by Uniti. It is expected that Uniti's existing officers will serve as initial officers of New Uniti.

At the effective time of the Merger, each share of Uniti's common stock that is issued and outstanding will automatically be cancelled and retired and converted into the right to a number of shares of New Uniti Common Stock pursuant to an exchange ratio set forth in the Merger Agreement such that the Company's and Windstream's stockholders are expected to hold approximately 62% and 38%, respectively, of the combined company before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below.

In addition, at the closing of the Merger, we will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis (the "Merger Cash Consideration"). Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11% per year for the first six years, subject to an additional 0.5% per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1% per year during each subsequent year, subject to a cap of 16% per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9% of the pro forma share total of New Uniti. We intend to fund the Merger Cash Consideration with cash on hand and borrowings under the Revolving Credit Facility (as defined herein).

Our Merger with Windstream is subject to customary closing conditions, including, among others, approval by our stockholders and receipt of required regulatory approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of approvals from the Federal Communications Commission and certain state public utility commissions. We currently expect our Merger with Windstream to close in the second half of 2025.

Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. Initially, the legacy Uniti and Windstream organizational structures will remain separate, and the existing agreements and arrangements presently in effect between Uniti and Windstream, such as the Windstream Leases and the settlement agreement with Windstream, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain Growth Capital Improvements, will remain in place. All Windstream debt obligations would remain obligations of Windstream and our debt obligations would remain as ours, with no cross-guarantees or credit support between the Company and Windstream. For a description of the Windstream Leases and the settlement agreement with Windstream, refer to "Liquidity and Capital Resources—Windstream Leases" within Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. In September and October 2024, Windstream undertook a series of transactions through which it amended the terms of its outstanding debt to, among other things, allow for the consolidation of Uniti's and Windstream's debt following the completion of the Merger into a single silo under a common parent entity (the "Post-Closing Reorganization"). As a result, following the completion of the Merger, Uniti may, but is not required to, consummate the Post-Closing Reorganization. If the Post-Closing Reorganization is completed, certain existing agreements and arrangements presently in effect between Uniti and Windstream, including the Windstream Leases and the settlement agreement described above, could be (but are not required to be) terminated. In addition, if the Post-Closing Reorganization is completed, each obligor under Uniti's outstanding debt (other than the ABS Loan Facility) would become an obligor under Windstream's outstanding debt, and each obligor under Windstream's outstanding debt would become an obligor under Uniti's outstanding debt (other than the ABS Loan Facility).

In addition, we have agreed to suspend dividend payments or other distributions until the consummation of the Merger, except for the dividend paid on June 28, 2024 and those dividends reasonably required for us or our subsidiaries to maintain our status as a REIT or to avoid the payment or imposition of income or excise tax, among other customary exceptions. Finally, it is expected that, following consummation of the Merger, Uniti will cease to be a REIT and New Uniti would not qualify as a REIT.

Asset-Backed Notes & Bridge Loan Facility

On February 23, 2024, Uniti Fiber Bridge Borrower LLC (the "ABS Bridge Borrower"), Uniti Fiber Bridge HoldCo LLC and Uniti Fiber GulfCo LLC (together, the "ABS Bridge Loan Parties"), each an indirect, bankruptcy-remote subsidiary of the Company, entered into a bridge loan and security agreement, dated as of February 23, 2024 (the "ABS Loan Agreement").

The ABS Loan Agreement provided for a secured, multi-draw term loan facility of up to $350.0 million (the "ABS Loan Facility"). As of December 31, 2024, an aggregate of $275.0 million principal amount of loans under the ABS Loan Facility had been drawn.

The ABS Loan Facility was secured by equity in the ABS Bridge Borrower and substantially all of the assets of the ABS Bridge Loan Parties (subject to certain customary limited exceptions) and was non-recourse to the Company. Each of the ABS Bridge Loan Parties and Uniti Fiber ABS Parent LLC ("ABS Parent") was designated as an unrestricted subsidiary under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

On February 3, 2025, Uniti Fiber ABS Issuer LLC and Uniti Fiber TRS Issuer LLC (collectively, the "ABS Notes Issuers"), each an indirect, bankruptcy-remote subsidiary of the Company, issued $589.0 million aggregate principal amount of secured fiber network revenue term notes, consisting of $426.0 million 5.9% Series 2025-1, Class A-2 term notes, $65.0 million 6.4% Series 2025-1, Class B term notes and $98.0 million 9.0% Series 2025-1, Class C term notes (collectively, the "ABS Notes"), each with an anticipated repayment date in April 2030. The ABS Notes were issued as part of a securitization transaction, pursuant to which certain of the Company's fiber network assets and related customer contracts in the State of Florida and the Gulf Coast region of Louisiana, Mississippi and Alabama, including the assets of the ABS Bridge Loan Parties that secured the ABS Loan Facility, were contributed to the ABS Notes Issuers, Uniti Fiber GulfCo LLC and Uniti Fiber TRS AssetCo LLC (collectively, the "ABS Notes Obligors"). The cash flow from these contributed assets will be used to service the obligations under the ABS Notes.

The ABS Notes were issued pursuant to an indenture, dated as of February 3, 2025 (the "ABS Notes Base Indenture"), as supplemented by a Series 2025-1 Supplement thereto, dated as of February 3, 2025 (the "Series 2025-1 Supplement" and, together with the ABS Notes Base Indenture, the "ABS Notes Indenture"), in each case by and among the ABS Notes Obligors and Wilmington Trust, National Association, as indenture trustee.

The ABS Notes are secured by a security interest in substantially all of the assets (subject to customary limited exceptions) of the ABS Notes Obligors and are guaranteed by each ABS Notes Issuer's respective parent entity (each an "ABS Guarantor" and, together with the ABS Notes Obligors, the "ABS Notes Parties"). The guarantee of each ABS Guarantor is secured by a security interest in the equity interests of the applicable Issuer. Neither the Company nor any subsidiary of the Company, other than the ABS Notes Parties, will guarantee or in any way be liable for the obligations under the ABS Notes. Each ABS Notes Party is a special purpose, bankruptcy remote subsidiary of the Company and is an unrestricted subsidiary under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

The ABS Notes are subject to a series of customary covenants and restrictions. These covenants and restrictions include (i) that the ABS Notes Issuers maintain a liquidity reserve account to be used to make required payments in respect of the ABS Notes, (ii) provisions relating to optional and mandatory prepayments, including specified make-whole payments in the case of certain optional prepayments of the ABS Notes prior to the quarterly payment date in April 2030, and (iii) covenants relating to recordkeeping, access to information and similar matters. As provided in the base indenture governing the ABS Notes, the ABS Notes are also subject to rapid amortization in the event of a failure to maintain a stated debt service coverage ratio. A rapid amortization may be cured if the debt service coverage ratio exceeds a certain threshold for a certain period of time, upon which cure, regular amortization, if any, will resume. The ABS Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the ABS Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments.

On February 3, 2025, Uniti used a portion of the net proceeds from the offering of the ABS Notes to repay and terminate the ABS Loan Facility and issued a notice of redemption to redeem $125.0 million aggregate principal amount of our 10.50% senior secured notes due 2028 (the "February 2028 Secured Notes"). Uniti redeemed the February 2028 Secured Notes called for redemption on February 14, 2025, at a redemption price of 103% of the redeemed principal amount plus accrued interest to, but excluding, the redemption date.

CableSouth

In 2018, we acquired certain fiber assets from CableSouth Media, LLC ("CableSouth") and leased back certain of those acquired assets to CableSouth pursuant to a triple-net lease.

During the fourth quarter of 2023, the Company entered into an agreement with a fund managed by Macquarie Asset Management ("MAM") pursuant to which MAM would make a structured equity investment into CableSouth in order to assist CableSouth in the acquisition of all of our previously acquired CableSouth fiber assets and the buyout of their triple-net lease for cash consideration of $40.0 million (the "Transaction"). The Transaction closed on January 31, 2024. See Note 6 to our consolidated financial statements contained in Part II, Item 8 "Financial Statements and Supplementary Data".

**Comparison of the years ended December 31, 2024 and 2023**

The following table sets forth our results of operations expressed as dollars and as a percentage of total revenues for the periods indicated:

| (Thousands) | Year Ended December 31, 2024 | % of Revenues | Year Ended December 31, 2023 | % of Revenues |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Revenue from rentals | | | | |
| Uniti Leasing | $ 873,964 | 74.9% | $ 845,925 | 73.6% |
| Uniti Fiber | 55,244 | 4.7% | 65,903 | 5.7% |
| Total revenue from rentals | 929,208 | 79.6% | 911,828 | 79.3% |
| Service revenues | | | | |
| Uniti Leasing | 6,526 | 0.6% | 6,847 | 0.6% |
| Uniti Fiber | 231,193 | 19.8% | 231,156 | 20.1% |
| Total service revenues | 237,719 | 20.4% | 238,003 | 20.7% |
| Total revenues | 1,166,927 | 100.0% | 1,149,831 | 100.0% |
| **Costs and Expenses:** | | | | |
| Interest expense, net | 511,364 | 43.8% | 512,349 | 44.6% |
| Depreciation and amortization | 314,810 | 27.0% | 310,528 | 27.0% |
| General and administrative expense | 105,019 | 9.0% | 102,732 | 8.9% |
| Operating expense (exclusive of depreciation, accretion and amortization) | 140,377 | 12.0% | 144,276 | 12.6% |
| Goodwill impairment | — | 0.0% | 203,998 | 17.7% |
| Transaction related and other costs | 38,734 | 3.3% | 12,611 | 1.1% |
| Gain on sale of real estate | (18,953) | (1.6%) | (2,164) | (0.2%) |
| Other (income) expense, net | (301) | 0.0% | 18,386 | 1.6% |
| Total costs and expenses | 1,091,050 | 93.5% | 1,302,716 | 113.3% |
| **Income (Loss) before income taxes and equity in earnings from unconsolidated entities** | 75,877 | 6.5% | (152,885) | (13.3%) |
| Income tax benefit | (17,555) | (1.5%) | (68,474) | (6.0%) |
| Equity in earnings from unconsolidated entities | — | 0.0% | (2,662) | (0.3%) |
| **Net income (loss)** | 93,432 | 8.0% | (81,749) | (7.1%) |
| Net income (loss) attributable to noncontrolling interests | 26 | 0.0% | (36) | 0.0% |
| **Net income (loss) attributable to shareholders** | 93,406 | 8.0% | (81,713) | (7.1%) |
| Participating securities' share in earnings | (2,080) | (0.2%) | (1,207) | (0.1%) |
| Dividends declared on convertible preferred stock | (20) | 0.0% | (20) | 0.0% |
| **Net income (loss) attributable to common shareholders** | $ 91,306 | 7.8% | $ (82,940) | (7.2%) |

The following table sets forth revenues, Adjusted EBITDA and net loss of our reportable segments for the years ended December 31, 2024 and 2023:

| (Thousands) | Year Ended December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Uniti Leasing | Uniti Fiber | Corporate | Total of Reportable Segments |
| Revenues | $ 880,490 | $ 286,437 | $ — | $ 1,166,927 |
| | | | | |
| Adjusted EBITDA | $ 851,178 | $ 111,557 | $ (22,669) | $ 940,066 |
| Less: | | | | |
| Interest expense, net | (1,266) | 39,150 | 473,480 | 511,364 |
| Depreciation and amortization | 182,363 | 132,391 | 56 | 314,810 |
| Other, net | | | | 4,726 |
| Transaction related and other costs | | | | 38,734 |
| Gain on sale of real estate | | | | (18,953) |
| Stock-based compensation | | | | 13,508 |
| Income tax benefit | 1,199 | (18,977) | 223 | (17,555) |
| Net Income | | | | $ 93,432 |

| (Thousands) | Year Ended December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Uniti Leasing | Uniti Fiber | Corporate | Total of Reportable Segments |
| Revenues | $ 852,772 | $ 297,059 | $ — | $ 1,149,831 |
| | | | | |
| Adjusted EBITDA | $ 829,557 | $ 115,723 | $ (21,778) | $ 923,502 |
| Less: | | | | |
| Interest expense, net | — | 17,724 | 494,625 | 512,349 |
| Depreciation and amortization | 178,872 | 131,600 | 56 | 310,528 |
| Other, net | | | | 20,893 |
| Transaction related and other costs | | | | 12,611 |
| Gain on sale of real estate | | | | (2,164) |
| Goodwill impairment | — | 203,998 | — | 203,998 |
| Stock-based compensation | | | | 12,491 |
| Income tax expense (benefit) | 990 | (68,671) | (793) | (68,474) |
| Adjustments for equity in earnings from unconsolidated entities | 3,019 | — | — | 3,019 |
| Net loss | | | | $ (81,749) |

| | Operating Metrics As of December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | % Increase / (Decrease) |
| **Operating metrics:** | | | |
| Uniti Leasing: | | | |
| Fiber strand miles | 5,700,000 | 5,510,000 | 3.4% |
| Copper route miles | 231,000 | 231,000 | 0.0% |
| Uniti Fiber: | | | |
| Fiber strand miles | 3,050,000 | 2,960,000 | 3.0% |
| Customer connections | 29,755 | 28,599 | 4.0% |

*Revenues*

*Uniti Leasing* – Uniti Leasing revenues are primarily attributable to rental revenue from leasing our Distribution Systems to Windstream pursuant to the Windstream Leases. Under the Windstream Leases, Windstream is responsible for the costs related to operating the Distribution Systems, including property taxes, insurance, and maintenance and repair costs. As a result, we do not record an obligation related to the payment of property taxes, as Windstream makes direct payments to the taxing authorities. The initial term of the Windstream Leases expires on April 30, 2030. Annual rent under the Windstream Leases is $675.6 million, and is subject to annual escalation at a rate of 0.5%. The rent for the first year of each renewal term under the Windstream Leases will be an amount agreed to by us and Windstream. While the agreements require that the renewal rent be "Fair Market Rent," if we are unable to agree, the renewal Fair Market Rent will be determined by an independent appraisal process. Commencing with the second year of each renewal term, the renewal rent will increase at an escalation rate of 0.5%. For a description of the Windstream Leases, see Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations in "Liquidity and Capital Resources—Windstream Leases."

| | Year Ended December 31, | | | |
| | 2024 | | 2023 | |
| (Thousands) | Amount | % of Segment Revenues | Amount | % of Segment Revenues |
|---|---|---|---|---|
| **Uniti Leasing revenues:** | | | | |
| Windstream Leases: | | | | |
| Cash revenue | | | | |
| Cash rent | $ 675,596 | 76.7 % | $ 672,235 | 78.8 % |
| GCI revenue | 54,757 | 6.2 % | 32,003 | 3.8 % |
| Total cash revenue | 730,353 | 82.9 % | 704,238 | 82.6 % |
| Non-cash revenue | | | | |
| TCI revenue | 50,889 | 5.8 % | 46,967 | 5.5 % |
| GCI revenue | 12,713 | 1.4 % | 16,319 | 1.9 % |
| Other straight-line revenue | 3,354 | 0.4 % | 6,722 | 0.8 % |
| Total non-cash revenue | 66,956 | 7.6 % | 70,008 | 8.2 % |
| Total Windstream revenue | 797,309 | 90.6 % | 774,246 | 90.8 % |
| Other services | 83,181 | 9.4 % | 78,526 | 9.2 % |
| Total Uniti Leasing revenues | $ 880,490 | 100.0 % | $ 852,772 | 100.0% |

The increase in tenant funded capital improvements ("TCIs") revenue is attributable to continued investment by Windstream. Windstream invested $263.1 million in TCIs during the year ended December 31, 2024, offset by the Growth Capital Improvement (as defined in "Liquidity and Capital Resources - Windstream Leases") reimbursements of capital improvements that were completed in 2023 that, as allowed under the Windstream Leases, were previously classified as TCIs of $104.6 million. The total amount invested in TCIs by Windstream since the inception of the Windstream Leases (including the Master Lease) was $1.4 billion as of December 31, 2024 and $1.2 billion as of December 31, 2023.

The increase in GCI revenue is attributable to continued reimbursement by Uniti. Uniti reimbursed $230.8 million in Growth Capital Improvements during the year ended December 31, 2024.  Subsequent to December 31, 2024, Windstream requested and we reimbursed $161.4 million of qualifying Growth Capital Improvements. As of the date of this Annual Report on Form 10-K, we have reimbursed a total of $1.2 billion of Growth Capital Improvements.

For the year ended December 31, 2024, we recognized $83.2 million of revenues from other services including non-Windstream triple-net leasing and dark fiber indefeasible rights of use arrangements, compared to $78.5 million for the year ended December 31, 2023. The increase is primarily driven by revenues from new customer arrangements.

Because a substantial portion of our revenue and cash flows are derived from lease payments by Windstream pursuant to the Windstream Leases, there could be a material adverse impact on our consolidated results of operations, liquidity, financial condition and/or ability to maintain our status as a REIT and service debt if Windstream were to become unable to generate sufficient cash to make payments to us.

Under the terms of the Windstream Leases, Windstream is required to provide us audited financial statements as of and for the year ended December 31, 2024 (the "2024 Financial Statements") no later than 90-days after its fiscal year-end. After receipt of the 2024 Financial Statements, Uniti expects to file a Form 10-K/A to include the 2024 Financial Statements in our annual report. As of the date of this Annual Report on Form 10-K, Windstream is current on all lease payments required under the Windstream Leases.

*Uniti Fiber* – Revenue components for the Uniti Fiber segment for the years ended December 31, 2024 and 2023 consisted of the following:

| | | Year Ended December 31, | | | |
| | **2024** | | | **2023** | |
| (Thousands) | **Amount** | **% of Segment Revenues** | | **Amount** | **% of Segment Revenues** |
|---|---|---|---|---|---|
| **Uniti Fiber revenues:** | | | | | |
| Lit backhaul services | $ 74,340 | 26.0% | $ | 74,538 | 25.1% |
| Enterprise and wholesale | 105,174 | 36.7% | | 97,834 | 32.9% |
| E-Rate and government | 48,438 | 16.9% | | 55,682 | 18.8% |
| Dark fiber and small cells | 55,244 | 19.3% | | 65,903 | 22.2% |
| Other services | 3,241 | 1.1% | | 3,102 | 1.0% |
| Total Uniti Fiber revenues | $ 286,437 | 100.0% | $ | 297,059 | 100.0% |

For the years ended December 31, 2024 and 2023, we recognized $286.4 million and $297.1 million of revenue, respectively, in our Uniti Fiber segment. The decrease in revenues of $10.6 million is primarily due to a reduction in one-time early termination and cancellation revenues associated with dark fiber and small cells of $10.7 million and a reduction in non-recurring equipment and installation sales of $7.2 million in E-rate and government revenues, partially offset by an increase in enterprise and wholesale revenues of $7.3 million driven primarily by increased customer connections and internet services.

*Interest Expense, net*

| (Thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **Increase / (Decrease)** |
| **Interest expense, net:** | | | |
| **Cash:** | | | |
| Senior secured notes | $ 321,104 | $ 318,244 | $ 2,860 |
| Senior unsecured notes | 139,427 | 142,188 | (2,761) |
| Senior secured revolving credit facility - variable rate | 7,212 | 14,077 | (6,865) |
| ABS Loan Facility | 18,906 | — | 18,906 |
| Other | (2,848) | 983 | (3,831) |
| Total cash interest | 483,801 | 475,492 | 8,309 |
| **Non-cash:** | | | |
| Amortization of deferred financing costs and debt discount | 22,738 | 18,498 | 4,240 |
| Accretion of settlement payable | 6,224 | 10,506 | (4,282) |
| Write off of deferred financing costs and debt discount | — | 10,412 | (10,412) |
| Pre-tax gain on extinguishment of debt | — | (1,269) | 1,269 |
| Interest rate cap | 1,489 | — | 1,489 |
| Capitalized interest | (2,888) | (1,290) | (1,598) |
| Total non-cash interest | 27,563 | 36,857 | (9,294) |
| Total interest expense, net | $ 511,364 | $ 512,349 | $ (985) |

Interest expense for the year ended December 31, 2024 decreased $1.0 million compared to the year ended December 31, 2023. The decrease is primarily due to a loss on extinguishment of debt of $32.3 million recognized in the first quarter of 2023 related to the 7.875% senior secured notes due 2025 (the "2025 Secured Notes"), which included $10.3 million of non-cash interest expense for the write off of the unamortized discount and deferred financing costs and $22.0 million of cash interest expense for the redemption premium, a reduction in cash interest expense on the Revolving Credit Facility (as defined in "Liquidity and Capital Resources – Credit Agreement") of $6.9 million, and a reduction in the accretion expense on the settlement payable of $4.3 million, partially offset by an increase in cash interest on our senior secured notes and the ABS Loan Facility of $43.8 million.

***Depreciation and Amortization Expense***

We incur depreciation and amortization expense related to our property, plant and equipment, corporate assets and intangible assets. Depreciation and amortization expense for our reportable segments for the years ended December 31, 2024 and 2023 consisted of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| (Thousands) | 2024 | 2023 | Increase / (Decrease) |
| **Depreciation and amortization expense by segment:** | | | |
| Depreciation expense | | | |
| Uniti Leasing | $ 175,446 | $ 171,955 | $ 3,491 |
| Uniti Fiber | 109,607 | 108,786 | 821 |
| Corporate | 56 | 56 | — |
| Total depreciation expense | 285,109 | 280,797 | 4,312 |
| Amortization expense | | | |
| Uniti Leasing | 6,917 | 6,917 | — |
| Uniti Fiber | 22,784 | 22,814 | (30) |
| Total amortization expense | 29,701 | 29,731 | (30) |
| Total depreciation and amortization expense | $ 314,810 | $ 310,528 | $ 4,282 |

Uniti Leasing – Depreciation expense increased $3.5 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily attributable to asset additions since December 31, 2023, partially offset by the decrease associated with the CableSouth network sale in the first quarter of 2024.

Uniti Fiber – Depreciation expense increased $0.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily attributable to asset additions since December 31, 2023.

***General and Administrative Expense***

General and administrative expenses include compensation costs, including stock-based compensation awards, professional and legal services, corporate office costs and other costs associated with the administrative activities of our segments.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2024 | | 2023 | |
| (Thousands) | Amount | % of Consolidated Revenues | Amount | % of Consolidated Revenues |
| **General and administrative expense by segment:** | | | | |
| Uniti Leasing | $ 12,129 | 1.0% | $ 11,597 | 1.0% |
| Uniti Fiber | 61,808 | 5.3% | 62,033 | 5.4% |
| Corporate | 31,082 | 2.7% | 29,102 | 2.5% |
| Total general and administrative expenses | $ 105,019 | 9.0% | $ 102,732 | 8.9% |

Uniti Leasing – General and administrative expense increased $0.5 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily attributable to an increase in personnel expenses of $0.7 million, partially offset by a decrease in taxes and fees of $0.2 million.

Uniti Fiber – General and administrative expense decreased $0.2 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease is primarily attributable to a decrease in legal and professional fees of $0.7 million and increased gains on the sale of assets of $1.7 million, partially offset by an increase in personnel expense of $1.2 million and insurance expense of $1.0 million.

*Corporate* – Corporate general and administrative expense increased $2.0 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily attributable to an increase in legal and professional fees of $2.9 million and personnel expense of $1.1 million, partially offset by a decrease in insurance expense of $2.3 million.

### Operating Expense

Operating expense consists of network related costs, such as dark fiber and tower rents, lit service and maintenance expense and costs associated with our construction activities.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2024** | | | **2023** | |
| (Thousands) | Amount | % of Consolidated Revenues | | Amount | % of Consolidated Revenues |
| **Operating expense by segment:** | | | | | |
| Uniti Leasing | $ 23,159 | 2.0% | $ | 22,377 | 1.9% |
| Uniti Fiber | 117,218 | 10.0% | | 121,899 | 10.6% |
| Total operating expenses | $ 140,377 | 12.0% | $ | 144,276 | 12.5% |

*Uniti Leasing* – Operating expense increased $0.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase is primarily attributable to an increase in off network expenses of $1.0 million.

*Uniti Fiber* – Operating expense decreased $4.7 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease is primarily attributable to a decrease in off network expenses of $2.8 million and a decrease in non-recurring equipment and installation expenses of $2.9 million, partially offset by an increase in personnel expense of $0.7 million.

### Goodwill Impairment

During the year ended December 31, 2023, as a result of macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate, we concluded that it was more likely than not that the fair value of the Uniti Fiber segment, estimated using a combination of the income approach and market approach, was less than its carrying amount. Accordingly, we recorded a $204.0 million ($151.9 million net of tax) impairment on the Uniti Fiber segment during the year ended December 31, 2023. We recorded no impairment during the year ended December 31, 2024. For additional information on this goodwill impairment see "Critical Accounting Estimate – Goodwill" below and Note 3 to our consolidated financial statements contained in Part II, Item 8 "Financial Statements and Supplementary Data."

### Transaction Related and Other Costs

Transaction related costs include acquisition pursuit, transaction and integration costs, including unsuccessful acquisition pursuit costs. For the year ended December 31, 2024, we incurred $38.7 million of Transaction Related and Other Costs (as defined below), compared to $12.6 million of such costs during the year ended December 31, 2023. The increase relates primarily to costs associated with the Merger.

### Gain on Sale of Real Estate

Gain on sale of real estate was $19.0 million for the year ended December 31, 2024 as compared to $2.2 million for the year ended December 31, 2023. The change primarily relates to the $19.0 million gain recognized on the January 31, 2024 sale of the CableSouth fiber assets and the buyout of their triple-net lease for cash consideration of $40 million.

### Other Expense (Income), net

Other expense (income), net changed $18.7 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, which included $20.6 million of costs related to the issuance of the February 2028 Secured Notes.

### Income Tax Benefit

The income tax benefit recorded for the years ended December 31, 2024 and 2023 relates to the following:

| | Year Ended December 31, | |
| --- | --- | --- |
| (Thousands) | 2024 | 2023 |
| **Income tax benefit** | | |
| Pre-tax loss (Uniti Fiber) | $ (19,118) | $ (68,671) |
| REIT state and local taxes | 1,606 | 1,459 |
| Return to accrual adjustments | (89) | (1,297) |
| Other | 46 | 35 |
| Total income tax benefit | $ (17,555) | $ (68,474) |

The primary difference between income tax benefit related to Uniti Fiber pre-tax loss for 2024 versus 2023 is the tax effect of the 2023 impairment of goodwill.

### Non-GAAP Financial Measures

We refer to EBITDA, Adjusted EBITDA, Funds From Operations ("FFO") (as defined by the National Association of Real Estate Investment Trusts ("NAREIT")) and Adjusted Funds From Operations ("AFFO") in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States ("GAAP"). While we believe that net income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA, Adjusted EBITDA, FFO and AFFO are important non-GAAP supplemental measures of operating performance for a REIT.

We define "EBITDA" as net income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization. We define "Adjusted EBITDA" as EBITDA before stock-based compensation expense and the impact, which may be recurring in nature, of incremental acquisition, pursuit, transaction and integration costs (including unsuccessful acquisition pursuit costs), costs associated with Windstream's bankruptcy, costs associated with litigation claims made against us, and costs associated with the implementation of our enterprise resource planning system, (collectively, "Transaction Related and Other Costs"), costs related to the settlement with Windstream, goodwill impairment charges, severance costs, amortization of non-cash rights-of-use assets, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments, and other similar or infrequent items (although we may not have had such charges in the periods presented). Adjusted EBITDA includes adjustments to reflect the Company's share of Adjusted EBITDA from unconsolidated entities. We believe EBITDA and Adjusted EBITDA are important supplemental measures to net income because they provide additional information to evaluate our operating performance on an unleveraged basis. In addition, Adjusted EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants. Since EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, they should not be considered as alternatives to net income determined in accordance with GAAP.

Because the historical cost accounting convention used for real estate assets requires the recognition of depreciation expense except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined by NAREIT as net income attributable to common shareholders computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges, and includes adjustments to reflect the Company's share of FFO from unconsolidated entities. We compute FFO in accordance with NAREIT's definition.

The Company defines AFFO, as FFO excluding (i) Transaction Related and Other Costs; (ii) costs related to the litigation settlement with Windstream, accretion on our settlement obligation, and gains on the prepayment of our settlement obligation as these items are not reflective of ongoing operating performance; (iii) goodwill impairment charges; (iv) certain non-cash revenues and expenses such as stock-based compensation expense, amortization of debt and equity discounts, amortization of deferred financing costs, depreciation and amortization of non-real estate assets, amortization of non-cash rights-of-use assets, straight line revenues, non-cash income taxes, and the amortization of other non-cash revenues to the extent that cash has not been received, such as revenue associated with the amortization of TCIs; and (v) the impact, which may be recurring in nature, of the write-off of unamortized deferred financing fees, additional costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, executive severance costs, taxes associated with tax basis cancellation of debt, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments and similar or infrequent items less maintenance capital expenditures. AFFO includes adjustments to reflect the Company's share of AFFO from unconsolidated entities. We believe that the use of FFO and AFFO, and their respective per share amounts, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and analysts, and makes comparisons of operating results among such companies more meaningful. We consider FFO and AFFO to be useful measures for reviewing comparative operating performance. In particular, we believe AFFO, by excluding certain revenue and expense items, can help investors compare our operating performance between periods and to other REITs on a consistent basis without having to account for differences caused by unanticipated items and events, such as transaction and integration related costs. The Company uses FFO and AFFO, and their respective per share amounts, only as performance measures, and FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance.

Further, our computations of EBITDA, Adjusted EBITDA, FFO and AFFO may not be comparable to that reported by other REITs or companies that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define EBITDA, Adjusted EBITDA and AFFO differently than we do.

The reconciliation of our net loss to EBITDA and Adjusted EBITDA and of our net loss attributable to common shareholders to FFO and AFFO for the years ended December 31, 2024 and 2023 is as follows:

| (Thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| **Net income (loss)** | $ 93,432 | $ (81,749) |
| Depreciation and amortization | 314,810 | 310,528 |
| Interest expense, net | 511,364 | 512,349 |
| Income tax benefit | (17,555) | (68,474) |
| **EBITDA** | $ 902,051 | $ 672,654 |
| Stock based compensation | 13,508 | 12,491 |
| Transaction related and other costs | 38,734 | 12,611 |
| Gain on sale of real estate | (18,953) | (2,164) |
| Goodwill impairment | — | 203,998 |
| Other, net [1] | 4,726 | 20,893 |
| Adjustments for equity in earnings from unconsolidated entities | — | 3,019 |
| **Adjusted EBITDA** | $ 940,066 | $ 923,502 |

(1) A reconciliation of Other (income) expense, net as reported in our Consolidated Statements of Income (Loss) to other, net is as follows:

| (Thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Other expense (income), net | $ (301) | $ 18,386 |
| Amortization of non-cash rights-of-use assets [a] | 3,370 | 3,034 |
| Severance costs [b] | 1,657 | — |
| Insurance recovery [a] | — | (527) |
| Other, net | $ 4,726 | $ 20,893 |

(a) Included within the Operating expense (exclusive of depreciation and amortization) line item in our Consolidated Statements of Income (Loss).

(b) Included within the General and administration expense line item in our Consolidated Statements of Income (Loss).

| (Thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| **Net income (loss) attributable to common shareholders** | $ 91,306 | $ (82,940) |
| Real estate depreciation and amortization | 226,419 | 221,115 |
| Gain on sale of real estate assets, net of tax | (18,905) | (2,164) |
| Participating securities share in earnings | 2,080 | 1,207 |
| Participating securities share in FFO | (6,344) | (2,064) |
| Real estate depreciation and amortization from unconsolidated entities | — | 1,740 |
| Adjustments for noncontrolling interests | (42) | (100) |
| **FFO attributable to common shareholders** | $ 294,514 | $ 136,794 |
| Transaction related and other costs | 38,734 | 12,611 |
| Amortization of deferred financing costs and debt discount | 22,738 | 18,498 |
| Write off of deferred financing costs and debt discount | — | 10,412 |
| Gain on extinguishment of debt | — | (1,269) |
| Costs related to the early repayment of debt | — | 51,997 |
| Stock based compensation | 13,508 | 12,491 |
| Gain on sale of unconsolidated entity, net of tax | — | (2,476) |
| Non-real estate depreciation and amortization | 88,391 | 89,413 |
| Goodwill impairment, net of tax | — | 151,856 |
| Straight-line revenues and amortization of below-market lease intangibles | (30,584) | (37,944) |
| Maintenance capital expenditures | (8,064) | (6,962) |
| TCI revenue amortization | (50,889) | (46,967) |
| Other, net | (9,414) | (4,370) |
| Adjustments for equity in earnings from unconsolidated entities | — | 1,280 |
| Adjustments for noncontrolling interests | (13) | (112) |
| **AFFO attributable to common shareholders** | $ 358,921 | $ 385,252 |

## Critical Accounting Estimates

We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our financial statements. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the following critical accounting estimates, as they are the most important to our financial statement presentation and require difficult, subjective and complex judgments.

We believe the current assumptions and other considerations used to estimate amounts reflected in our financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our financial statements, the resulting changes could have a material adverse effect on our results of operations and, in certain situations, could have a material adverse effect on our financial condition.

Income Taxes

We elected on our initial U.S. federal income tax return to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, we must distribute at least 90% of our annual REIT taxable income to shareholders, and meet certain organizational and operational requirements, including asset holding requirements. As a REIT, we will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our shareholders. If we fail to qualify as a REIT in any taxable year, prior to the completion of our Merger with Windstream (or if our Merger with Windstream is not consummated, if we fail to qualify as a REIT in future taxable years), we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and we could not deduct dividends paid to our shareholders in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to shareholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from reelecting to be taxed as a REIT for the four taxable years following the year in which we failed to qualify or cease to qualify as a REIT.

We are subject to the statutory requirements of the locations in which we conduct business, and state and local income taxes are accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

We have elected to treat the subsidiaries through which we operate Uniti Fiber and certain subsidiaries of Uniti Leasing as TRSs. TRSs enable us to engage in activities that result in income that does not constitute qualifying income for a REIT. Our TRSs are subject to U.S. federal, state and local corporate income taxes.

Deferred tax assets and liabilities are recognized under the asset and liability method for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

We recognize the benefit of tax positions that are "more likely than not" to be sustained upon examination based on their technical merit. The benefit of a tax position is measured at the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If applicable, we will report tax-related penalties and interest expense as a component of income tax expense.

The Company may be subject to state corporate level tax in a certain limited number of states on any built-in gain recognized from a sale of assets occurring within a ten-year recognition period after the Spin-Off. The five-year recognition period applicable for federal corporate level tax on any built-in gain recognized from a sale of assets occurring within five years after the Spin-Off expired in 2020.

Revenue Recognition

Leasing revenues are primarily derived from providing access to or usage of leased networks and facilities. Leasing revenues are recognized on a straight-line basis over the initial lease term. Revenues derived from other telecommunications services, including broadband, long distance and enhanced service revenues are recognized monthly as services are provided. Sales of customer premise equipment are recognized when products are delivered to and accepted by customers.

Service revenues are primarily derived from providing broadband transport and backhaul communications services and are recognized using the following five step model: (i) identify the contract with a customer, (ii) identify the performance obligation in the contract, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue when the related performance obligation is satisfied. Services provided to the Company's customers are pursuant to contractual fee-based arrangements, which generally provide for recurring fees charged for the use of designated portions of the Company's network and typically range for a period of three to ten years. The Company's revenue arrangements often include upfront fees charged to the customer for the cost of establishing the necessary components of the Company's network prior to the commencement of use by the customer. Fees charged to customers for the recurring use of the Company's network are recognized during the related periods of service. Upfront fees that are billed in advance of providing services are deferred until such time the customer accepts the Company's network and then are recognized as service revenues ratably over a period in which substantive services required under the revenue arrangement are expected to be performed, which is the initial term of the arrangement.

Impairment of Property, Plant and Equipment

We continually monitor events and changes in circumstances that could indicate that the carrying amount of our property, plant and equipment may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of those assets through its undiscounted future cash flows and the eventual disposition of the asset. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our property, plant and equipment, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the related assets. During the years ended December 31, 2024 and 2023, no impairment losses were recognized.

Goodwill

As of December 31, 2024 and 2023, all of our goodwill is included in our Uniti Fiber segment. Goodwill is recognized for the excess of purchase price over the fair value of net assets of businesses acquired. Goodwill is reviewed for impairment at least annually. Our annual impairment test is performed with a valuation date of October 1. In accordance with ASC 350-20, *Intangibles-Goodwill and Other*, we evaluate goodwill for impairment between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount (a "Triggering Event"). On the occurrence of a Triggering Event, an entity has the option to first assess qualitative factors to determine whether a quantitative impairment test is necessary. If it is more likely than not that goodwill is impaired, the fair value of the reporting unit must be compared with its carrying value. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. Application of the goodwill impairment test requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, and the assignment of goodwill to reporting units.

During the year ended December 31, 2024, no impairment losses were recognized.

During the third quarter of 2023, the Company identified a Triggering Event and, therefore, performed a qualitative and quantitative goodwill impairment test with a valuation date of September 30, 2023. The Triggering Event was a result of macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate. As a result, we concluded that the fair value of the Uniti Fiber reporting unit, estimated using a combination of the income approach and market approach, was less than its carrying amount. Accordingly, we recorded a $204.0 million ($151.9 million net of tax) goodwill impairment charge in the Uniti Fiber segment during the three months ended September 30, 2023.

During the third quarter of 2022, the Company identified a Triggering Event and, therefore, performed a qualitative and quantitative goodwill impairment test with a valuation date of September 30, 2022. The Triggering Event was a result of macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate. As a result, we concluded that the fair value of the Uniti Fiber reporting unit, estimated using a combination of the income approach and market approach, was less than its carrying amount. Accordingly, we recorded a $216.0 million ($205.7 million net of tax) goodwill impairment charge in the Uniti Fiber reporting unit during the three months ended September 30, 2022. During the fourth quarter of 2022, we performed an additional quantitative and qualitative impairment test, and concluded that as a result of the continuing macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate, the fair value of the Uniti Fiber reporting unit was less than its carrying amount. As a result, we recorded a $24.5 million ($18.2 million net of tax) goodwill impairment charge in the Uniti Fiber reporting unit during the three months ended December 31, 2022.

We estimate the fair value of our Fiber reporting unit using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market data of comparable businesses and acquisition multiples paid in recent transactions. We evaluate the appropriateness of each valuation methodology in determining the weighting applied to each methodology in the determination of the concluded fair value. If the carrying amount of a reporting unit's net assets is less than its fair value, no impairment exists. If the carrying amount of the reporting unit is greater than the fair value of the reporting unit, an impairment loss must be recognized for the excess and recorded in the Consolidated Statements of Income (Loss) not to exceed the carrying amount of goodwill.

Inherent in our preparation of cash flow projections are significant assumptions and estimates derived from a review of our operating results and business plans, which includes expected revenue and expense growth rates, capital expenditure plans and cost of capital. In determining these assumptions, we consider our ability to execute on our plans, future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Small changes in these assumptions or estimates could materially affect our cash flow projections, and therefore could affect the likelihood and amount of potential impairment in future periods. Potential events that could negatively impact these assumptions or estimates may include customer losses or poor execution of our business plans, which impact revenue growth, cost escalation impacting margin, the level of capital expenditures required to sustain our growth and market factors, including stock price fluctuations and increased rates, impacting our cost of capital. For example, if we were to experience a significant delay in our permitting process in the construction of our fiber networks, the timing of effected cash flows could impact long term growth rates and negatively impact the income approach, leading to potential impairment. As a result, should our expectations of average projected revenue growth percentage, average projected EBITDA margin percentage and/or average projected capital expenditures as a percentage of revenue change, we may experience future impairment to goodwill (while other assumptions remain constant). Furthermore, a deterioration in market factors such as stock prices or increased interest rates and/or declines in acquisition multiples utilized in the market approach could affect the likelihood and amount of potential impairment.

**Liquidity and Capital Resources**

Our principal liquidity needs are to fund operating expenses, meet debt service obligations, fund investment activities, including capital expenditures, and to fund the Merger Cash Consideration. Furthermore, following consummation of our settlement agreement with Windstream, including entry into the Windstream Leases, we are obligated (i) to make $490.1 million of cash payments to Windstream in equal installments over 20 consecutive quarters beginning in October 2020 and (ii) to reimburse Windstream for up to an aggregate of $1.75 billion for Growth Capital Improvements in long-term value accretive fiber and related assets made by Windstream through 2029. To date, we have paid $411.4 million of the $490.1 million due to Windstream under the settlement agreement. Uniti's reimbursement commitment for Growth Capital Improvements does not require Uniti to reimburse Windstream for maintenance or repair expenditures (except for costs incurred for fiber replacements to the CLEC MLA leased property, up to $70 million during the term), and each such reimbursement is subject to underwriting standards. Uniti's total annual reimbursement commitments for the Growth Capital Improvements under both Windstream Leases (and under separate equipment loan facilities) were limited to $125 million in 2020, and $225 million in 2021, 2022, 2023, and 2024; and are limited to $175 million per year in 2025 and 2026; and $125 million per year in 2027 through 2029. As of December 31, 2024, we have reimbursed a total of $1.0 billion in Growth Capital Improvements.

Our primary sources of liquidity and capital resources are cash on hand, cash provided by operating activities (primarily from the Windstream Leases), available borrowings under our credit agreement by and among the Operating Partnership, CSL Capital, LLC and Uniti Group Finance 2019 Inc., the guarantors party thereto, Bank of America, N.A., as administrative agent, collateral agent swing line lender and an L/C issuer and certain other lenders named therein (the "Credit Agreement"), and proceeds from the issuance of debt and equity securities. See "—Outlook" for additional information concerning our near-term and long-term liquidity requirements.

As of December 31, 2024, we had total cash and cash equivalents of $183.8 million, including $28.3 million of restricted cash and cash equivalents, and $500.0 million of borrowing availability under our revolving credit facility maturing on September 24, 2027 (the "Revolving Credit Facility"). Subsequent to December 31, 2024, other than $161.4 million of Growth Capital Improvements and the February 14, 2025 redemption of $125.0 million aggregate principal amount of the outstanding February 2028 Secured Notes at 103%, there have been no material outlays of funds outside of our scheduled interest payments. Availability under our Revolving Credit Facility is subject to various conditions, including a maximum secured leverage ratio of 5.0:1. In addition, if we incur debt under our Revolving Credit Facility or otherwise such that our total leverage ratio exceeds 6.5:1, our Revolving Credit Facility would impose restrictions on our ability to pay dividends. There were no such restrictions as of December 31, 2024.

| (Thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **Cash flow from operating activities:** | | |
| Net cash provided by operating activities | $ 366,695 | $ 353,129 |

Net cash provided by operating activities is primarily attributable to our leasing activities, which includes the leasing of mission-critical communications assets to anchor customers on either an exclusive or shared-tenant basis, in addition to the leasing of dark fiber network assets to the telecommunications industry. Cash used in operating activities includes compensation and related costs, interest payments, and other changes in working capital. Net cash provided by operating activities was $366.7 million and $353.1 million for the years ended December 31, 2024 and 2023, respectively. The increase in net cash provided by operating activities during the year ended December 31, 2024 is primarily attributable to changes in working capital, including the timing of interest payments, partially offset by an increase in cash interest expense of $8.3 million, a decrease in distributions from unconsolidated entities of $4.0 million, and an increase in cash paid for the interest rate cap of $2.2 million.

|  | | Year Ended December 31, | |
| --- | --- | --- | --- |
| (Thousands) | | 2024 | 2023 |
| **Cash flow from investing activities:** | | | |
| Proceeds from sale of unconsolidated entity | $ | 40,000 | $ — |
| Proceeds from sale of other equipment | | 2,397 | 3,146 |
| Proceeds from sale of real estate | | 40,241 | 2,545 |
| Other capital expenditures | | (354,834) | (417,002) |
| Net cash used in investing activities | $ | (272,196) | $ (411,311) |

Net cash used in investing activities decreased $139.1 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by proceeds from the sale of our investment in BB Fiber Holdings LLC of $40.0 million, proceeds from the sale of the CableSouth network of $40.0 million, and a decrease in Uniti Fiber and Uniti Leasing capital expenditures of $62.2 million.

|  | | Year Ended December 31, | |
| --- | --- | --- | --- |
| (Thousands) | | 2024 | 2023 |
| **Cash flow from financing activities:** | | | |
| Repayment of debt | $ | (122,942) | $ (2,263,662) |
| Proceeds from issuance of Notes | | 309,000 | 2,600,000 |
| Dividends paid | | (108,455) | (107,405) |
| Payments of settlement payable | | (98,022) | (98,022) |
| Borrowings under revolving credit facility | | 130,000 | 506,000 |
| Payments under revolving credit facility | | (338,000) | (486,000) |
| Proceeds from ABS Loan Facility | | 275,000 | — |
| Finance lease payments | | (2,652) | (2,262) |
| Payments for financing costs | | (15,778) | (26,955) |
| Payment for settlement of common stock warrant | | — | (56) |
| Termination of bond hedge option | | — | 59 |
| Costs related to early repayment of debt | | — | (44,303) |
| Distributions paid to noncontrolling interest | | (37) | (48) |
| Payment for exchange of noncontrolling interest | | (92) | — |
| Employee stock purchase plan | | 657 | 730 |
| Payments related to tax withholding for stock-based compensation | | (1,595) | (1,433) |
| Net cash provided by financing activities | $ | 27,084 | $ 76,643 |

Net cash provided by financing activities was $27.1 million for the year ended December 31, 2024, which was primarily driven by proceeds received from the issuance of the February 2028 Secured Notes of $309.0 million, proceeds from the ABS Loan Facility of $275.0 million, and borrowings under the Revolving Credit Facility of $130.0 million, partially offset by the repayment of the 4.00% Exchangeable Notes due June 15, 2024 (the "Exchangeable Notes") of $122.9 million, dividend payments of $108.5 million, payments under the Revolving Credit Facility of $338.0 million, settlement payments of $98.0 million, and payments for financing costs of $15.8 million. Cash provided by financing activities was $76.6 million for the year ended December 31, 2023, which was primarily driven by proceeds received from the issuance of the February 2028 Secured Notes of $2.6 billion and borrowings under the Revolving Credit Facility of $506.0 million, partially offset by the repayment of the 2025 Secured Notes of $2.3 billion, dividend payments of $107.4 million, settlement payments of $98.0 million, payments under the Revolving Credit Facility of $486.0 million, payments for financing costs of $27.0 million, and costs related to the early repayment of debt of $44.3 million.

Windstream Leases

The initial term of the Windstream Leases expires on April 30, 2030. The aggregate initial annual rent under the Windstream Leases is $663.0 million. The Windstream Leases contain cross-guarantees and cross-default provisions, which will remain effective as long as Windstream or an affiliate is the tenant under both of the Windstream Leases and unless and until the landlords under the ILEC MLA are different from the landlords under the CLEC MLA. The Windstream Leases permit Uniti to transfer its rights and obligations and otherwise monetize or encumber the Windstream Leases, together or separately, so long as Uniti does not transfer interests in either Windstream Lease to a Windstream competitor.

Pursuant to the Windstream Leases, Windstream (or any successor tenant under a Windstream Lease) has the right to cause Uniti to reimburse up to an aggregate $1.75 billion of Growth Capital Improvements. Uniti's reimbursement commitment for Growth Capital Improvements does not require Uniti to reimburse Windstream for maintenance or repair expenditures (except for costs incurred for fiber replacements to the CLEC MLA leased property, up to $70 million during the term), and each such reimbursement is subject to underwriting standards. Uniti's total annual reimbursement commitments for the Growth Capital Improvements under both Windstream Leases (and under separate equipment loan facilities) were limited to $125 million in 2020, and $225 million per year in 2021, 2022, 2023, and 2024, and are limited to $175 million per year in 2025 and 2026; and $125 million per year in 2027 through 2029. If the cost incurred by Windstream (or the successor tenant under a Windstream Lease) for Growth Capital Improvements in any calendar year exceeds the annual limit for such calendar year, Windstream (or such tenant, as the case may be) may submit such excess costs for reimbursement in any subsequent year and such excess costs shall be funded from the annual commitment amounts in such subsequent period. In addition, to the extent that reimbursements for Growth Capital Improvements funded in any calendar year during the term is less than the annual limit for such calendar year, the unfunded amount in any calendar year will carry-over and may be added to the annual limits for subsequent calendar years, subject to an annual limit of $250 million in any calendar year, except that, during calendar year 2022, Uniti's combined total obligation to fund Growth Capital Improvements may exceed $250 million to the extent of any unfunded excess amounts from calendar year 2021.

Starting on the first anniversary of each installment of reimbursement for a Growth Capital Improvement, the rent payable by Windstream under the applicable Windstream Lease will increase by an amount equal to 8.0% (the "Rent Rate") of such installment of reimbursement. The Rent Rate will thereafter increase to 100.5% of the prior Rent Rate on each anniversary of each reimbursement. In the event that the tenant's interest in either Windstream Lease is transferred by Windstream under the terms thereof (unless transferred to the same transferee), or if Uniti transfers its interests as landlord under either Windstream Lease (unless to the same transferee), the reimbursement rights and obligations will be allocated between the ILEC MLA and the CLEC MLA by Windstream, provided that the maximum that may be allocated to the CLEC MLA following such transfer is $20 million per year. If Uniti fails to reimburse any Growth Capital Improvement reimbursement payment or equipment loan funding request as and when it is required to do so under the terms of the Windstream Leases, and such failure continues for thirty (30) days, then such unreimbursed amounts may be applied as an offset against the rent owed by Windstream under the Windstream Leases (and such amounts will thereafter be treated as if Uniti had reimbursed them).

Uniti and Windstream have entered into separate ILEC and CLEC Equipment Loan and Security Agreements (collectively, the "Equipment Loan Agreement") in which Uniti will provide up to $125 million (limited to $25 million in any calendar year) of the $1.75 billion of Growth Capital Improvements commitments discussed above in the form of loans for Windstream to purchase equipment related to network upgrades or to be used in connection with the Windstream Leases. Interest on these loans will accrue at 8% from the date of the borrowing. All equipment financed through the Equipment Loan Agreement is the sole property of Windstream; however, Uniti will receive a first-lien security interest in the equipment purchased with the loans. If the cost incurred by Windstream (or the successor tenant under a Windstream Lease) for Growth Capital Improvements in any calendar year exceeds the annual limit for such calendar year, Windstream (or such tenant, as the case may be) may submit such excess costs for reimbursement in any subsequent year and such excess costs shall be funded from the annual commitment amounts in such subsequent period. No such loans have been made as of December 31, 2024.

Up-REIT Operating Partnership Units

Our up-REIT structure enables us to acquire properties by issuing to sellers, as a form of consideration, limited partnership interests in our Operating Partnership. We believe that this structure will facilitate our ability to acquire individual properties and portfolios of properties by enabling us to structure transactions which will defer taxes payable by a seller while preserving our available cash for other purposes, including the possible payment of dividends. We would expect to eliminate this structure when we complete the Merger with Windstream.

Senior Notes

At December 31, 2024, the Operating Partnership and certain of its subsidiaries had outstanding $2.9 billion aggregate principal amount of the February 2028 Secured Notes, $570.0 million aggregate principal amount of 4.750% Senior Secured Notes due April 15, 2028 (the "April 2028 Secured Notes"), $700.0 million aggregate principal amount of 6.00% Senior Unsecured Notes due January 15, 2030 (the "2030 Notes"), and $1.1 billion aggregate principal amount of 6.50% Senior Unsecured Notes due February 15, 2029 (the "2029 Notes").

Convertible Notes

At December 31, 2024, the Company had outstanding $306.5 million aggregate principal amount of 7.50% Convertible Senior Notes due December 1, 2027 (the "Convertible 2027 Notes"). The Convertible 2027 Notes are guaranteed by each of the Company's subsidiaries that is an issuer, obligor or guarantor under the Company's existing senior notes (except initially those subsidiaries that require regulatory approval prior to guaranteeing the Convertible 2027 Notes). The Convertible 2027 Notes are convertible into cash, shares of the Company's common stock, or a combination thereof, at the Company's election at an initial conversion rate of 137.1742 shares of the Company's common stock per $1,000 principal amount (equal to an initial conversion price of approximately $7.29 per share) subject to adjustment.

Credit Agreement

The Borrowers are party to the Credit Agreement, which as of December 31, 2024, provided for the $500 million Revolving Credit Facility that matures on September 24, 2027, which provides us with the ability to obtain revolving loans as well as swingline loans and letters of credit from time to time.

The Borrowers are subject to customary covenants under the Credit Agreement, including an obligation to maintain a consolidated secured leverage ratio, as defined in the Credit Agreement, not to exceed 5.00 to 1.00. We are permitted, subject to customary conditions, to incur other indebtedness, so long as, on a pro forma basis after giving effect to any such indebtedness, our consolidated total leverage ratio, as defined in the Credit Agreement, does not exceed 6.50 to 1.00 and, if such debt is secured, our consolidated secured leverage ratio, as defined in the Credit Agreement, does not exceed 4.00 to 1.00. In addition, the Credit Agreement contains customary events of default, including a cross default provision whereby the failure of the Borrowers or certain of their subsidiaries to make payments under other debt obligations, or the occurrence of certain events affecting those other borrowing arrangements, could trigger an obligation to repay any amounts outstanding under the Credit Agreement. In particular, a repayment obligation could be triggered if (i) the Borrowers or certain of their subsidiaries fail to make a payment when due of any principal or interest on any other indebtedness aggregating $75.0 million or more, or (ii) an event occurs that causes, or would permit the holders of any other indebtedness aggregating $75.0 million or more to cause, such indebtedness to become due prior to its stated maturity. As of December 31, 2024, the Borrowers were in compliance with all of the covenants under the Credit Agreement.

A termination of either Windstream Lease would result in an "event of default" under the Credit Agreement if a replacement lease is not entered into within ninety (90) calendar days and we do not maintain pro forma compliance with a consolidated secured leverage ratio, as defined in the Credit Agreement, of 5.00 to 1.00.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to either a base rate plus an applicable margin ranging from 2.75% to 3.50% or a Term SOFR rate plus an applicable margin ranging from 3.75% to 4.50%, in each case, calculated in a customary manner and determined based on our consolidated secured leverage ratio. We are required to pay a quarterly commitment fee under the Revolving Credit Facility equal to 0.50% of the average amount of unused commitments during the applicable quarter (subject to a step-down to 0.40% per annum of the average amount of unused commitments during the applicable quarter upon achievement of a consolidated secured leverage ratio not to exceed a certain level), as well as quarterly letter of credit fees equal to the product of (A) the applicable margin with respect to Term SOFR borrowings and (B) the average amount available to be drawn under outstanding letters of credit during such quarter.

In connection with the up-REIT Reorganization, the Operating Partnership replaced the Company and assumed its obligations as an obligor under the Credit Agreement. The Company is a guarantor to all series of senior notes and under the Credit Agreement. Separate financial statements of the Operating Partnership have not been included since the Operating Partnership is not a registrant.

Asset-Backed Notes & Bridge Loan Facility

On February 23, 2024, the ABS Bridge Loan Parties, each an indirect, bankruptcy-remote subsidiary of the Company, entered into the ABS Loan Agreement.

The ABS Loan Agreement provided for a secured, multi-draw ABS Loan Facility of up to $350.0 million. As of December 31, 2024, an aggregate of $275.0 million principal amount of loans under the ABS Loan Facility had been drawn.

The ABS Loan Facility was secured by equity in the ABS Bridge Borrower and substantially all of the assets of the ABS Bridge Loan Parties (subject to certain customary limited exceptions) and was non-recourse to the Company. Each of the ABS Bridge Loan Parties and ABS Parent was designated as an unrestricted subsidiary under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

On February 3, 2025, the ABS Notes Issuers, each an indirect, bankruptcy-remote subsidiary of the Company, issued $589.0 million aggregate principal amount of the ABS Notes, each with an anticipated repayment date in April 2030. The ABS Notes were issued as part of a securitization transaction, pursuant to which certain of the Company's fiber network assets and related customer contracts in the State of Florida and the Gulf Coast region of Louisiana, Mississippi and Alabama, including the assets of the ABS Bridge Loan Parties that secured the ABS Loan Facility, were contributed to the ABS Notes Obligors. The cash flow from these contributed assets will be used to service the obligations under the ABS Notes.

The ABS Notes were issued pursuant to the ABS Notes Indenture, by and among the ABS Notes Obligors. and Wilmington Trust, National Association, as indenture trustee.

The ABS Notes are secured by a security interest in substantially all of the assets (subject to customary limited exceptions) of the ABS Notes Obligors and are guaranteed by the ABS Notes Parties. The guarantee of each ABS Guarantor is secured by a security interest in the equity interests of the applicable ABS Notes Issuer. Neither the Company nor any subsidiary of the Company, other than the ABS Notes Parties, will guarantee or in any way be liable for the obligations under the ABS Notes. Each ABS Notes Party is a special purpose, bankruptcy remote subsidiary of the Company and is an unrestricted subsidiary under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

The ABS Notes are subject to a series of customary covenants and restrictions. These covenants and restrictions include (i) that the ABS Notes Issuers maintain a liquidity reserve account to be used to make required payments in respect of the ABS Notes, (ii) provisions relating to optional and mandatory prepayments, including specified make-whole payments in the case of certain optional prepayments of the ABS Notes prior to the quarterly payment date in April 2030, and (iii) covenants relating to recordkeeping, access to information and similar matters. As provided in the base indenture governing the ABS Notes, the ABS Notes are also subject to rapid amortization in the event of a failure to maintain a stated debt service coverage ratio. A rapid amortization may be cured if the debt service coverage ratio exceeds a certain threshold for a certain period of time, upon which cure, regular amortization, if any, will resume. The ABS Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the ABS Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments.

On February 3, 2025, Uniti used a portion of the net proceeds from the offering of the ABS Notes to repay and terminate the ABS Loan Facility and issued a notice of redemption to redeem $125.0 million aggregate principal amount of our February 2028 Secured Notes. Uniti redeemed the February 2028 Secured Notes called for redemption on February 14, 2025, at a redemption price of 103% of the redeemed principal amount plus accrued interest to, but excluding, the redemption date and intends to use the remainder of the net proceeds for general corporate purposes, which may include success-based capital investments.

Outlook

We anticipate continuing to invest in our network infrastructure across our Uniti Leasing and Uniti Fiber portfolios. We also expect to fund the $425 million (less certain transaction expenses) cash consideration in our Merger with Windstream, as well as obligations to Windstream, including (i) $490.1 million of settlement payments payable over time (of which $73.5 million remains to be paid as of December 31, 2024) and (ii) an aggregate of up to $1.75 billion for certain growth capital improvements (of which $725.0 million remains to be paid as of December 31, 2024). We anticipate that we will partially finance these needs, as well as operating expenses (including our debt service obligations), from our cash on hand, borrowings under our Revolving Credit Facility, a portion of the net proceeds from the issuance and sale of the ABS Notes, and cash flows provided by operating activities. As of December 31, 2024, we had $500 million in borrowing availability under our Revolving Credit Facility. In addition, we anticipate our cash on hand and borrowing availability under the Revolving Credit Facility, combined with our cash flows provided by operating activities, will be sufficient to fund our business operations, reimbursement commitments for Growth Capital Improvements and obligations under the settlement agreement with Windstream, and debt service over the next twelve months. However, we may need to access the capital markets to generate additional funds to fund such expenditures. On a longer-term basis, the Company believes the same sources of liquidity and capital will be sufficient to satisfy these liquidity needs and anticipated capital expenditures, which we anticipate will be in line with historic amounts. See "Liquidity and Capital Resources" and "—Capital Expenditures" for additional information. A significant portion of the Company's indebtedness matures within the next four years, and the Company expects that it will need to refinance or repay its indebtedness at maturity by raising additional capital (which could include a combination of equity offerings and/or debt offerings) or instead seek to extend the applicable maturity dates of its indebtedness. We closely monitor the equity and debt markets and may seek to access them promptly if and when we determine market conditions are appropriate.

The amount, nature and timing of any capital markets transactions will depend on: our operating performance and other circumstances; our then-current commitments and obligations; the amount, nature and timing of our capital requirements; any limitations imposed by our current credit arrangements; and overall market conditions. These expectations are forward-looking and subject to a number of uncertainties and assumptions. If our expectations about our liquidity prove to be incorrect or we are unable to access the capital markets as we anticipate, we would be subject to a shortfall in liquidity in the future which could lead to a reduction in our capital expenditures and/or dividends and, in an extreme case, our ability to pay our debt service obligations. If this shortfall occurs rapidly and with little or no notice, it could limit our ability to address the shortfall on a timely basis.

In addition to exploring potential capital markets transactions, the Company regularly evaluates market conditions, its liquidity profile, and various financing alternatives for opportunities to enhance its capital structure. If opportunities are favorable, the Company may refinance or repurchase existing debt. However, there can be no assurances that any debt refinancing would be on similar or more favorable terms than our existing arrangements. This would include the risk that interest rates could increase and/or there may be changes to our existing covenants.

## Contractual Obligations

We enter into various contractual arrangements as a part of our normal operations. Many of these contractual obligations are discussed in the notes to our consolidated financial statements contained in Part II, Item 8 "Financial Statements and Supplementary Data". As of December 31, 2024, material obligations discussed in the notes to our consolidated financial statements included principal and interest payments on our long-term debt discussed above and in Note 11, operating and finance leases discussed in Note 5, and reimbursement commitments for growth capital improvements and cash payments related to the settlement agreement discussed in Note 3.

In addition, we have material purchase commitments related to network deployment for success-based projects for which we have a signed customer contract before we commit resources to expand our network. As of December 31, 2024, purchase commitments totaled $10.0 million due in 2025 and $0.5 million due in 2026. Projections of future cash flows are subject to substantial uncertainty as discussed throughout Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and particularly in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K. Debt agreements may be renewed or refinanced if we determine it is advantageous to do so.

## The Subsidiary Borrowers

During 2024, we formed the ABS Parent and the ABS Bridge Loan Parties, each an indirect, bankruptcy-remote subsidiary of the Company. Concurrently, we designated the ABS Parent and ABS Bridge Loan Parties as unrestricted subsidiaries under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

For additional information concerning the financial position and results of operations of ABS Parent and the ABS Bridge Loan Parties (our unrestricted subsidiaries as of December 31, 2024), please see Note 22 to our consolidated financial statements contained in Part II, Item 8 "Financial Statements and Supplementary Data."

**Dividends**

We have elected to be taxed as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. In order to maintain our REIT status, we intend to make dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service obligations. If our cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

The following table below sets out details regarding our cash dividends on our common stock:

| Period | Payment Date | Cash Dividend Per Share | Record Date |
|---|---|---|---|
| January 1, 2024 - March 31, 2024 | April 12, 2024 | $ 0.15 | March 28, 2024 |
| April 1, 2024 - June 30, 2024 | June 28, 2024 | $ 0.15 | June 14, 2024 |

Under the Merger Agreement with Windstream, we have agreed to suspend dividend payments or other distributions until the consummation of the Merger, except for the dividend paid on June 28, 2024 and those dividends reasonably required for us or our subsidiaries to maintain its status as a REIT or to avoid the payment or imposition of income or excise tax, among other customary exceptions. Any dividends must be declared by our Board of Directors, which will take into account various factors including our current and anticipated operating results, our financial position, REIT requirements, conditions prevailing in the market, restrictions in our debt documents and additional factors they deem appropriate. Dividend payments are not guaranteed, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends or to change the amount paid as dividends.

**Capital Expenditures**

| | Twelve Months Ended December 31, 2024 | | | |
|---|---|---|---|---|
| (Thousands) | Success Based | Maintenance | Non-Network | Total |
| **Capital expenditures:** | | | | |
| Uniti Leasing, excluding growth capital improvements | $ 16,577 | $ — | $ — | $ 16,577 |
| Growth capital improvements | 230,815 | — | — | 230,815 |
| Uniti Fiber | 98,651 | 8,064 | 604 | 107,319 |
| Corporate | — | — | 123 | 123 |
| Total capital expenditures | $ 346,043 | $ 8,064 | $ 727 | $ 354,834 |

We categorize our capital expenditures as either (i) success-based, (ii) maintenance, or (iii) non-network. We define success-based capital expenditures as those related to installing existing or anticipated contractual customer service orders. Maintenance capital expenditures are those necessary to keep existing network elements fully operational. We anticipate continuing to invest in our network infrastructure across our Uniti Leasing and Uniti Fiber businesses and expect that cash on hand and cash flows provided by operating activities will be sufficient to support these investments. We have the right, but not the obligation (except for Growth Capital Improvements), to reimburse growth capital expenditures in certain of our lease arrangements where we are the lessor.

Uniti's total annual reimbursement commitments to Windstream for the Growth Capital Improvements is discussed above in this Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in "Liquidity and Capital Resources—Windstream Leases." Growth Capital Improvements are treated as success-based capital improvements based on the rents paid with respect to such amounts.

If circumstances warrant, we may need to take measures to conserve cash, which may include a suspension, delay or reduction in success-based capital expenditures.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

*Interest Rate Risk*

In fiscal year 2024, our primary market risk exposure was interest rate risk with respect to our variable rate indebtedness under our Revolving Credit Facility, which had no aggregate principal balance as of December 31, 2024. A hypothetical 10% change in interest rates effective at December 31, 2024, would have had a $0.7 million impact on Uniti's results of operations for the year ended December 31, 2024.

An increase in interest rates could make the financing of any acquisition by us more costly. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness.

## Item 8. Financial Statements and Supplementary Data.

### Uniti Group Inc.
### Consolidated Financial Statements
### Index to Financial Statements

# Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Uniti Group Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Uniti Group Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedules I to III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Fair Value of Uniti Fiber Reporting Unit*

As discussed in Notes 3 and 10 to the consolidated financial statements, the Company's consolidated goodwill balance was $157.4 million as of December 31, 2024, all of which is associated with the Uniti Fiber segment. The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company estimated the fair value of the Uniti Fiber reporting unit using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market data of comparable businesses.

We identified the evaluation of the fair value of the Uniti Fiber reporting unit as a critical audit matter. We performed risk assessment procedures to determine the significant assumptions used to estimate the fair value of the reporting unit. Specifically, forecasted revenue, profit margin, and capital expenditures were challenging to test as they represent subjective estimates of future operations. The discount rate and long-term growth rate were also challenging to test as they represent subjective judgments about the investment market for infrastructure operations and assets. Minor changes to these assumptions, either individually or in aggregate, could have a significant effect on the Company's assessment of the fair value of the reporting unit. Additionally, the audit effort associated with the evaluation of the fair value of the reporting unit required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's reporting unit fair value determination. This included controls related to forecasted revenue, profit margin, and capital expenditures as well as the discount rate and long-term growth rate. We evaluated the forecasted revenue and profit margins by comparing them to peer company analyst reports. We also obtained an understanding of the Company's intent to carry out particular courses of action by inspecting their written plans and other relevant documentation, and assessed how the Company incorporated those planned actions into forecasted revenue, profit margins and capital expenditures. We compared the Company's historical revenue, profit margin and capital expenditure forecasts to actual results to assess the Company's ability to accurately forecast. We evaluated the Company's forecasted revenue, profit margin, and capital expenditures by comparing them to historical results. We also evaluated whether the information used in the determination of the fair value of the reporting unit was consistent with other information used internally, presented to the Board of Directors, and used to develop other externally presented financial information. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the Company's discount rate and long-term growth rate by comparing them to market data for comparable entities.


/s/ KPMG LLP

We have served as the Company's auditor since 2020

Dallas, Texas
February 21, 2025

# Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Uniti Group Inc.:

*Opinion on Internal Control Over Financial Reporting*

We have audited Uniti Group Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedules I to III (collectively, the consolidated financial statements), and our report dated February 21, 2025 expressed an unqualified opinion on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Dallas, Texas
February 21, 2025

# Uniti Group Inc.
## Consolidated Balance Sheets

| (Thousands, except par value) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| **Assets:** | | | | |
| Property, plant and equipment, net | $ | 4,209,747 | $ | 3,982,069 |
| Cash and cash equivalents | | 155,593 | | 62,264 |
| Restricted cash and cash equivalents | | 28,254 | | — |
| Accounts receivable, net | | 51,418 | | 46,358 |
| Goodwill | | 157,380 | | 157,380 |
| Intangible assets, net | | 275,414 | | 305,115 |
| Straight-line revenue receivable | | 108,870 | | 90,988 |
| Operating lease right-of-use assets, net | | 126,791 | | 125,105 |
| Other assets, net | | 40,556 | | 118,117 |
| Deferred income tax assets, net | | 128,045 | | 109,128 |
| Assets held for sale | | — | | 28,605 |
| Derivative asset | | 77 | | — |
| **Total Assets** | $ | 5,282,145 | $ | 5,025,129 |
| **Liabilities and Shareholders' Deficit:** | | | | |
| **Liabilities:** | | | | |
| Accounts payable, accrued expenses and other liabilities, net | $ | 89,688 | $ | 119,340 |
| Settlement payable (Note 3) | | 71,785 | | 163,583 |
| Intangible liabilities, net | | 145,703 | | 156,397 |
| Accrued interest payable | | 143,901 | | 133,683 |
| Deferred revenue | | 1,400,952 | | 1,273,661 |
| Dividends payable | | 665 | | 36,162 |
| Operating lease liabilities | | 80,504 | | 84,404 |
| Finance lease obligations | | 17,190 | | 18,110 |
| Notes and other debt, net | | 5,783,597 | | 5,523,579 |
| Liabilities held for sale | | — | | 331 |
| Total liabilities | | 7,733,985 | | 7,509,250 |
| Commitments and contingencies (Note 15) | | | | |
| **Shareholders' Deficit:** | | | | |
| Preferred stock, $0.0001 par value, 50,000 shares authorized, no shares issued and outstanding | | — | | — |
| Common stock, $0.0001 par value, 500,000 shares authorized, issued and outstanding: 237,513 shares at December 31, 2024 and 236,559 at December 31, 2023 | | 24 | | 24 |
| Additional paid-in capital | | 1,236,045 | | 1,221,824 |
| Accumulated other comprehensive loss | | (634) | | — |
| Distributions in excess of accumulated earnings | | (3,687,808) | | (3,708,240) |
| Total Uniti shareholders' deficit | | (2,452,373) | | (2,486,392) |
| Noncontrolling interests: | | | | |
| Operating partnership units | | 283 | | 2,021 |
| Cumulative non-voting convertible preferred stock, $0.01 par value, 6 shares authorized, 3 issued and outstanding | | 250 | | 250 |
| Total shareholders' deficit | | (2,451,840) | | (2,484,121) |
| **Total Liabilities and Shareholders' Deficit** | $ | 5,282,145 | $ | 5,025,129 |

The accompanying notes are an integral part of these consolidated financial statements.

# Uniti Group Inc.
## Consolidated Statements of Income (Loss)

| (Thousands, except per share data) | Year Ended December 31, | | |
| --- | ---: | ---: | ---: |
| | 2024 | 2023 | 2022 |
| **Revenues:** | | | |
| Revenue from rentals | | | |
|   Uniti Leasing | $ 873,964 | $ 845,925 | $ 822,867 |
|   Uniti Fiber | 55,244 | 65,903 | 69,547 |
| Total revenue from rentals | 929,208 | 911,828 | 892,414 |
| Service revenues | | | |
|   Uniti Leasing | 6,526 | 6,847 | 4,590 |
|   Uniti Fiber | 231,193 | 231,156 | 231,843 |
| Total service revenues | 237,719 | 238,003 | 236,433 |
|   Total revenues | 1,166,927 | 1,149,831 | 1,128,847 |
| **Costs and Expenses:** | | | |
| Interest expense, net | 511,364 | 512,349 | 376,832 |
| Depreciation and amortization | 314,810 | 310,528 | 292,788 |
| General and administrative expense | 105,019 | 102,732 | 100,992 |
| Operating expense (exclusive of depreciation, accretion and amortization) | 140,377 | 144,276 | 143,131 |
| Goodwill impairment (Note 3) | — | 203,998 | 240,500 |
| Transaction related and other costs | 38,734 | 12,611 | 10,340 |
| Gain on sale of real estate | (18,953) | (2,164) | (433) |
| Gain on sale of operations | — | — | (176) |
| Other (income) expense, net | (301) | 18,386 | (7,269) |
|   Total costs and expenses | 1,091,050 | 1,302,716 | 1,156,705 |
| | | | |
| **Income (loss) before income taxes and equity in earnings from unconsolidated entities** | 75,877 | (152,885) | (27,858) |
| Income tax benefit | (17,555) | (68,474) | (17,365) |
| Equity in earnings from unconsolidated entities | — | (2,662) | (2,371) |
| **Net income (loss)** | 93,432 | (81,749) | (8,122) |
| Net income (loss) attributable to noncontrolling interests | 26 | (36) | 153 |
| **Net income (loss) attributable to shareholders** | 93,406 | (81,713) | (8,275) |
| Participating securities' share in earnings | (2,080) | (1,207) | (1,135) |
| Dividends declared on convertible preferred stock | (20) | (20) | (20) |
| **Net income (loss) attributable to common shareholders** | $ 91,306 | $ (82,940) | $ (9,430) |
| | | | |
| **Income (loss) earnings per common share (Note 13)** | | | |
| Basic | $ 0.38 | $ (0.35) | $ (0.04) |
| Diluted | $ 0.38 | $ (0.35) | $ (0.04) |
| | | | |
| **Weighted-average number of common shares outstanding** | | | |
| Basic | 237,306 | 236,401 | 235,567 |
| Diluted | 237,306 | 236,401 | 235,567 |

The accompanying notes are an integral part of these consolidated financial statements.

## Uniti Group Inc.
## Consolidated Statements of Comprehensive Income (Loss)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (Thousands) | | 2024 | | 2023 | | 2022 |
| Net income (loss) | $ | 93,432 | $ | (81,749) | $ | (8,122) |
| Other comprehensive income (loss): | | | | | | |
| Unrealized loss on valuation of interest rate cap | | (656) | | — | | — |
| Reclassification of realized interest on interest rate cap | | 22 | | — | | — |
| Interest rate swap termination | | — | | — | | 9,243 |
| Other comprehensive income (loss) | | (634) | | — | | 9,243 |
| Comprehensive income (loss) | | 92,798 | | (81,749) | | 1,121 |
| Comprehensive income (loss) attributable to noncontrolling interest | | 26 | | (36) | | 232 |
| **Comprehensive income (loss) attributable to shareholders** | $ | 92,772 | $ | (81,713) | $ | 889 |

The accompanying notes are an integral part of these consolidated financial statements.

**Uniti Group Inc.**
**Consolidated Statements of Shareholders' Deficit**

| (Thousands, except share data) | Preferred Stock Shares | Amount | Common Stock Shares | Amount | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Distributions in Excess of Accumulated Earnings | Noncontrolling Interest - OP Units | Noncontrolling Interest - Non-voting Preferred Shares | Total Shareholders' Deficit |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2021 | — | $ — | 234,779,247 | $ 23 | $ 1,214,830 | $ (9,164) | $ (3,333,481) | $ 13,893 | $ 125 | $ (2,113,774) |
| **2022 Activity:** | | | | | | | | | | |
| Net Loss | — | — | — | — | — | — | (8,275) | 153 | — | (8,122) |
| Other comprehensive income | — | — | — | — | — | 9,164 | — | 79 | — | 9,243 |
| Common stock dividends declared ($0.60 per share) | — | — | — | — | — | — | (141,753) | — | — | (141,753) |
| Distributions to noncontrolling interest | — | — | — | — | — | — | — | (127) | — | (127) |
| Issuance of non-voting convertible preferred stock | — | — | — | — | — | — | (125) | — | 125 | — |
| Exchange of noncontrolling interest | — | — | 244,682 | — | 7,257 | — | — | (11,877) | — | (4,620) |
| Payments related to tax withholding for stock-based compensation | — | — | — | — | (4,913) | — | — | — | — | (4,913) |
| Stock-based compensation | — | — | 735,702 | 0 | 12,751 | — | — | — | — | 12,751 |
| Issuance of common stock - employee stock purchase plan | — | — | 69,854 | — | 589 | — | — | — | — | 589 |
| Payments to settle capped call option | — | — | — | — | (21,149) | — | — | — | — | (21,149) |
| Payment for settlement of common stock warrant | — | — | — | — | (522) | — | — | — | — | (522) |
| Termination of bond hedge option | — | — | — | — | 1,190 | — | — | — | — | 1,190 |
| Balance at December 31, 2022 | — | $ — | 235,829,485 | $ 24 | $ 1,210,033 | $ — | $ (3,483,634) | $ 2,121 | $ 250 | $ (2,271,206) |
| **2023 Activity:** | | | | | | | | | | |
| Net loss | — | — | — | — | — | — | (81,713) | (36) | — | (81,749) |
| Common stock dividends declared ($0.60 per share) | — | — | — | — | — | — | (142,893) | — | — | (142,893) |
| Distributions to noncontrolling interest | — | — | — | — | — | — | — | (64) | — | (64) |
| Payments related to tax withholding for stock-based compensation | — | — | — | — | (1,433) | — | — | — | — | (1,433) |
| Stock-based compensation | — | — | 556,475 | — | 12,491 | — | — | — | — | 12,491 |
| Issuance of common stock - employee stock purchase plan | — | — | 172,641 | — | 730 | — | — | — | — | 730 |
| Payment for settlement of common stock warrant | — | — | — | — | (56) | — | — | — | — | (56) |

| (Thousands, except share data) | Preferred Stock Shares | Preferred Stock Amount | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Distributions in Excess of Accumulated Earnings | Noncontrolling Interest - OP Units | Noncontrolling Interest - Non-voting Preferred Shares | Total Shareholders' Deficit |
|---|---|---|---|---|---|---|---|---|---|---|
| Termination of bond hedge option | — | — | — | — | 59 | — | — | — | — | 59 |
| Balance at December 31, 2023 | — | $ — | 236,558,601 | $ 24 | $ 1,221,824 | $ — | $ (3,708,240) | $ 2,021 | $ 250 | $ (2,484,121) |
| 2024 Activity: | | | | | | | | | | |
| Net income | — | — | — | — | — | — | 93,406 | 26 | — | 93,432 |
| Other comprehensive loss | — | — | — | — | — | (634) | — | — | — | (634) |
| Common stock dividends declared ($0.30 per share) | — | — | — | — | — | — | (72,974) | — | — | (72,974) |
| Distributions to noncontrolling interest | — | — | — | — | — | — | — | (21) | — | (21) |
| Exchange of noncontrolling interest | — | — | 76,466 | — | 1,651 | — | — | (1,743) | — | (92) |
| Payments related to tax withholding for stock-based compensation | — | — | — | — | (1,595) | — | — | — | — | (1,595) |
| Stock-based compensation | — | — | 662,245 | — | 13,508 | — | — | — | — | 13,508 |
| Issuance of common stock - employee stock purchase plan | — | — | 216,183 | — | 657 | — | — | — | — | 657 |
| Balance at December 31, 2024 | — | $ — | 237,513,495 | $ 24 | $ 1,236,045 | $ (634) | $ (3,687,808) | $ 283 | $ 250 | $ (2,451,840) |

The accompanying notes are an integral part of these consolidated financial statements.

# Uniti Group Inc.
## Consolidated Statements of Cash Flows

| (Thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Cash flow from operating activities** | | | |
| Net income (loss) | $ 93,432 | $ (81,749) | $ (8,122) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 314,810 | 310,528 | 292,788 |
| Amortization of deferred financing costs and debt discount | 22,738 | 18,498 | 18,147 |
| Loss (Gain) on debt extinguishment | — | 31,187 | (10,754) |
| Interest rate swap termination | — | — | 9,243 |
| Interest rate cap amortization | 1,489 | — | — |
| Deferred income taxes | (18,917) | (68,497) | (28,909) |
| Equity in earnings of unconsolidated entities | — | (2,662) | (2,371) |
| Distributions of cumulative earnings from unconsolidated entities | — | 3,964 | 3,969 |
| Cash paid for interest rate swap settlement | — | — | (10,413) |
| Cash paid for interest rate cap | (2,200) | — | — |
| Straight-line rental revenues | (30,584) | (37,944) | (40,925) |
| Stock-based compensation | 13,508 | 12,491 | 12,751 |
| Goodwill impairment (Note 3) | — | 203,998 | 240,500 |
| (Gain) Loss on asset disposals | (872) | (573) | 898 |
| Gain on sale of real estate | (18,953) | (2,164) | (433) |
| Gain on sale of operations | — | — | (176) |
| Gain on sale of unconsolidated entity | — | (2,646) | (7,923) |
| Accretion of settlement payable | 6,224 | 10,506 | 11,714 |
| Other | 2,767 | 701 | (72) |
| Changes in assets and liabilities: | | | |
| Accounts receivable | (5,060) | (3,727) | (4,176) |
| Other assets | 15,961 | 15,795 | 15,148 |
| Accounts payable, accrued expenses and other liabilities | (27,648) | (54,577) | (30,769) |
| Net cash provided by operating activities | 366,695 | 353,129 | 460,115 |
| **Cash flow from investing activities** | | | |
| Capital expenditures | (354,834) | (417,002) | (427,567) |
| Proceeds from sale of equipment | 2,397 | 3,146 | 1,815 |
| Proceeds from sale of operations | — | — | 541 |
| Proceeds from sale of real estate, net of cash | 40,241 | 2,545 | 665 |
| Proceeds from sale of unconsolidated entity | 40,000 | — | 32,527 |
| Net cash used in investing activities | (272,196) | (411,311) | (392,019) |
| **Cash flow from financing activities** | | | |
| Repayment of debt | (122,942) | (2,263,662) | (194,043) |
| Proceeds from issuance of Notes | 309,000 | 2,600,000 | 306,500 |
| Dividends paid | (108,455) | (107,405) | (142,950) |
| Payments of settlement payable | (98,022) | (98,022) | — |
| Borrowings under revolving credit facility | 130,000 | 506,000 | 180,000 |
| Payments under revolving credit facility | (338,000) | (486,000) | (192,000) |
| Proceeds from ABS Loan Facility | 275,000 | — | — |
| Finance lease payments | (2,652) | (2,262) | (1,193) |
| Payments for financing costs | (15,778) | (26,955) | (9,852) |
| Payments for capped call option | — | — | (21,149) |
| Payment for settlement of common stock warrant | — | (56) | (522) |
| Proceeds from termination of bond hedge option | — | 59 | 1,190 |
| Costs related to early repayment of debt | — | (44,303) | — |
| Distributions paid to noncontrolling interest | (37) | (48) | (233) |
| Payment for exchange of noncontrolling interest | (92) | — | (4,620) |
| Proceeds from employee stock purchase plan | 657 | 730 | 589 |
| Payments related to tax withholding for stock-based compensation | (1,595) | (1,433) | (4,913) |
| Net cash provided by (used in) financing activities | 27,084 | 76,643 | (83,196) |

| | | | | | | |
|---|---|---|---|---|---|---|
| Net increase (decrease) in cash, restricted cash and cash equivalents | | 121,583 | | 18,461 | | (15,100) |
| Cash, restricted cash and cash equivalents at beginning of period | | 62,264 | | 43,803 | | 58,903 |
| Cash, restricted cash and cash equivalents at end of period | $ | 183,847 | $ | 62,264 | $ | 43,803 |
| **Non-cash investing and financing activities:** | | | | | | |
| Property and equipment acquired but not yet paid | $ | 10,186 | $ | 8,798 | $ | 8,519 |
| Tenant capital improvements | $ | 263,087 | $ | 167,763 | $ | 119,685 |
| Sale of unconsolidated entity | $ | — | $ | 40,000 | $ | — |

The accompanying notes are an integral part of these consolidated financial statements.

## Note 1. Organization and Description of Business

Uniti Group Inc. (the "Company," "Uniti," "we," "us," or "our") was incorporated in the state of Maryland on September 4, 2014. We are an independent internally managed real estate investment trust ("REIT") engaged in the acquisition, construction and leasing of mission critical infrastructure in the communications industry. We are principally focused on acquiring and constructing fiber optic, copper and coaxial broadband networks and data centers. We manage our operations focused on our two primary lines of business: Uniti Fiber and Uniti Leasing.

The Company operates through a customary "up-REIT" structure, pursuant to which we hold substantially all of our assets through a partnership, Uniti Group LP, a Delaware limited partnership (the "Operating Partnership") that we control as general partner. The up-REIT structure is intended to facilitate future acquisition opportunities by providing the Company with the ability to use common units of the Operating Partnership as a tax-efficient acquisition currency. As of December 31, 2024, we are the sole general partner of the Operating Partnership and own approximately 99.99% of the partnership interests in the Operating Partnership.

Our Proposed Merger with Windstream

On May 3, 2024, the Company entered into an Agreement and Plan of Merger, by and between the Company and Windstream Holdings, Inc. ("Windstream Holdings" and together with Windstream Holdings II, LLC, its successor in interest, and its subsidiaries, "Windstream"), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated July 17, 2024 (as it may be further amended and/or restated from time to time, the "Merger Agreement"). Upon the terms and subject to the conditions set forth in the Merger Agreement and following a pre-closing reorganization of Windstream, an affiliate of Windstream identified as "Merger Sub" in the Merger Agreement will merge with and into Uniti (the "Merger"), with Uniti surviving the Merger, with the result that both of Uniti and Windstream's successor by merger will be indirect wholly owned subsidiaries of Windstream Parent, Inc., a Delaware corporation that is currently an indirect wholly owned subsidiary of Windstream ("New Uniti"). Following the Merger, the common stock of New Uniti ("New Uniti Common Stock") is expected to be listed on the Nasdaq Global Market.

The Merger intends to reunite Windstream's business with the underlying fiber infrastructure owned by the Company to create a premier digital infrastructure company with a strong platform for value creation. Upon consummation of the Merger, the board of directors of New Uniti will initially comprise nine members, including five directors to be appointed by Uniti. It is expected that Uniti's existing officers will serve as initial officers of New Uniti.

At the effective time of the Merger, each share of Uniti's common stock that is issued and outstanding will automatically be cancelled and retired and converted into the right to a number of shares of New Uniti Common Stock pursuant to an exchange ratio set forth in the Merger Agreement such that the Company's and Windstream's stockholders are expected to hold approximately 62% and 38%, respectively, of the combined company before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below.

In addition, at the closing of the Merger, we will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis (the "Merger Cash Consideration"). Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11% per year for the first six years, subject to an additional 0.5% per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1% per year during each subsequent year, subject to a cap of 16% per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9% of the pro forma share total of New Uniti. We intend to fund the Merger Cash Consideration with cash on hand and borrowings under the Revolving Credit Facility (as defined herein).

Our Merger with Windstream is subject to customary closing conditions, including, among others, approval by our stockholders and receipt of required regulatory approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of approvals from the Federal Communications Commission and certain state public utility commissions. We currently expect our Merger with Windstream to close in the second hald of 2025.

Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. Initially, the legacy Uniti and Windstream organizational structures will remain separate, and the existing agreements and arrangements presently in effect between Uniti and Windstream, such as the Windstream Leases (as defined below) and the settlement agreement with Windstream, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain Growth Capital Improvements (as defined below), will remain in place. All Windstream debt obligations would remain obligations of Windstream and our debt obligations would remain as ours, with no cross-guarantees or credit support between the Company and Windstream. For a description of the Windstream Leases and the settlement agreement with Windstream, refer to Note 5. In September and October 2024, Windstream undertook a series of transactions through which it amended the terms of its outstanding debt to, among other things, allow for the consolidation of Uniti's and Windstream's debt following the completion of the Merger into a single silo under a common parent entity (the "Post-Closing Reorganization"). As a result, following the completion of the Merger, Uniti may, but is not required to, consummate the Post-Closing Reorganization. If the Post-Closing Reorganization is completed, certain existing agreements and arrangements presently in effect between Uniti and Windstream, including the Windstream Leases and the settlement agreement described above, could be (but are not required to be) terminated. In addition, if the Post-Closing Reorganization is completed, each obligor under Uniti's outstanding debt (other than the ABS Loan Facility, as defined below) would become an obligor under Windstream's outstanding debt, and each obligor under Windstream's outstanding debt would become an obligor under Uniti's outstanding debt (other than the ABS Loan Facility).

In addition, we have agreed to suspend dividend payments or other distributions until the consummation of the Merger, except for the dividend paid on June 28, 2024 and those dividends reasonably required for us or our subsidiaries to maintain our status as a REIT or to avoid the payment or imposition of income or excise tax, among other customary exceptions. Finally, it is expected that, following consummation of the Merger, Uniti will cease to be a REIT and New Uniti would not qualify as a REIT.

## Note 2. Basis of Presentation and Consolidation

The accompanying Consolidated Financial Statements include all accounts of the Company and, its wholly-owned and/or controlled subsidiaries, including the Operating Partnership. Under the Accounting Standards Codification 810, *Consolidation* ("ASC 810"), the Operating Partnership is considered a variable interest entity and is consolidated in the Consolidated Financial Statements of Uniti Group Inc. because the Company is the primary beneficiary. All material intercompany balances and transactions have been eliminated.

ASC 810 provides guidance on the identification of entities for which control is achieved through means other than voting rights ("VIEs") and the determination of which business enterprise, if any, should consolidate the VIEs. Generally, the consideration of whether an entity is a VIE applies when either: (1) the equity investors (if any) lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and substantially all of the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The Company consolidates VIEs in which it is considered to be the primary beneficiary. The primary beneficiary is defined as the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE.

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for financial information set forth in the Accounting Standards Codification ("ASC"), as published by the Financial Accounting Standards Board ("FASB"), and with the applicable rules and regulations of the Securities and Exchange Commission ("SEC").

## Note 3. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements, in accordance with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements, and such differences could be material.

Liquidity—We anticipate continuing to invest in our network infrastructure across our Uniti Leasing and Uniti Fiber portfolios. We also expect to fund the $425 million (less certain transaction expenses) cash consideration in the Merger, as well as obligations to Windstream, including (i) $490.1 million of settlement payments payable over time (of which $73.5 million remains to be paid as of December 31, 2024) and (ii) an aggregate of up to $1.75 billion for certain Growth Capital Improvements (as defined below) (of which $725.0 million remains to be paid as of December 31, 2024). We anticipate these expenditures will be met, as well as operating expenses (including our debt service obligations), in the near term from our cash on hand, borrowings under our Revolving Credit Facility (as defined in Note 11), a portion of the net proceeds from the issuance and sale of the ABS Notes (as defined in Note 11), and cash flows provided by operating activities.

Our 2024 capital expenditures of $354.8 million and dividend payments of $108.5 million exceeded our 2024 cash flow from operating activities of $366.7 million, which led us to seek additional external sources of capital. We will closely monitor the equity and debt markets and may seek to access those markets when we deem conditions are appropriate. The amount, nature and timing of any capital markets transactions will depend on our operating performance, capital requirements, and the availability of those capital markets, all of which are subject to uncertainties.

Property, Plant and Equipment—Property, plant and equipment is stated at original cost, net of accumulated depreciation. The Company capitalizes costs incurred in bringing property, plant and equipment to an operational state, including all activities directly associated with the acquisition, construction, and installation of the related assets it owns. The Company capitalizes a portion of the interest costs it incurs for assets that require a period of time to get them ready for their intended use. The amount of interest that is capitalized is based on the average accumulated expenditures made during the period involved in bringing the assets comprising a network to an operational state at the Company's weighted average interest rate during the respective accounting period.

The Company also enters into leasing arrangements providing for the long-term use of constructed fiber that is then integrated into the Company's network infrastructure. For each lease that qualifies as a finance lease, the present value of the lease payments, which may include both periodic lease payments over the term of the lease as well as upfront payments to the lessor, is capitalized at the inception of the lease and included in property and equipment. As of December 31, 2024 and 2023, the accumulated amortization of our finance lease assets was $23.3 million and $20.4 million, respectively.

On April 24, 2015, we were separated and spun-off (the "Spin-Off") from Windstream pursuant to which Windstream contributed certain telecommunications network assets, including fiber and copper networks and other real estate (the "Distribution Systems") to Uniti. Certain property, plant and equipment acquired as part of our Spin-Off is depreciated using a group composite depreciation method. Under this method, when property is retired, the original cost, net of salvage value, is charged against accumulated depreciation and no immediate gain or loss is recognized on the disposition of the property. For all other property, which includes amortization of finance lease assets, depreciation is computed using the straight-line method over the estimated useful life of the respective property. When the property is retired or otherwise disposed of, the related cost and accumulated depreciation are written-off, with the corresponding gain or loss reflected in operating results. Construction in progress includes direct materials and labor related to fixed assets during the construction period. Depreciation begins once the construction period has ceased and the related asset is placed into service, and the asset will be depreciated over its useful life.

Costs of maintenance and repairs to property, plant and equipment subject to triple-net leasing arrangements are the responsibility of our tenant. Costs of maintenance and repairs to property, plant and equipment not subject to triple-net leasing arrangements are expensed as incurred.

Tenant Capital Improvements—The leases with Windstream (as discussed below) provide that tenant funded capital improvements ("TCIs"), defined as maintenance, repair, overbuild, upgrade or replacements to the leased network, including, without limitation, the replacement of copper distribution systems with fiber distribution systems, automatically become property of Uniti upon their construction by Windstream. We receive non-monetary consideration related to the TCIs as they automatically become our property, and we recognize the cost basis of TCIs that are capital in nature as property, plant and equipment and deferred revenue. We depreciate the property, plant and equipment over their estimated useful lives and amortize the deferred revenue as additional leasing revenues over the same depreciable life of the TCI assets. At December 31, 2024 and 2023, the net book value of TCIs recorded as a component of property, plant and equipment on our Consolidated Balance Sheets was $1.1 billion and $970.1 million, respectively. For the years ended December 31, 2024, 2023 and 2022, we recognized $50.9 million, $47.0 million, and $43.2 million, respectively, of revenue and depreciation expense related to TCIs.

Impairment of Long-Lived Assets—We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable from future undiscounted net cash flows we expect the asset group to generate. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value based on discounted net future cash flows. Assets held for sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell. Assets held for sale are no longer depreciated once held for sale criteria are met. During the years ended December 31, 2024, 2023 and 2022, there were no events or changes in circumstances indicating that the carrying amount of any of our asset groups was not recoverable from future undiscounted net cash flows we expect the asset groups to generate, and no impairment losses were recognized.

Asset Retirement Obligations—The Company records obligations to perform asset retirement activities, primarily including requirements to remove equipment from leased space or customer sites as required under the terms of the related lease and customer agreements. The fair value of the liability for asset retirement obligations, which represents the net present value of the estimated expected future cash outlay, is recognized in the period in which it is incurred and the fair value of the liability can reasonably be estimated. The liability accretes as a result of the passage of time and related accretion expense is recognized in the Consolidated Statements of Income (Loss). The associated asset retirement costs are capitalized as an additional carrying amount of the related long-lived asset and depreciated on a straight-line basis over the asset's useful life. As of December 31, 2024 and 2023, our aggregate carrying amount of asset retirement obligations totaled $16.7 million and $16.8 million, respectively. During the years ended December 31, 2024 and December 31, 2023, we incurred $0.1 million  and $6.5 million in liabilities related to asset retirement obligations, respectively. During the years ended December 31, 2024, 2023, and 2022, we recognized $1.0 million, $2.8 million, and $1.7 million of accretion expense related to asset retirement obligations, respectively, included in depreciation and amortization expense in our Consolidated Statements of Income (Loss).

Cash and Cash Equivalents—Cash and cash equivalents include all non-restricted cash held at financial institutions and other non-restricted highly liquid short-term investments with original maturities of three months or less.

Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents represent funds that are restricted for an obligation under the ABS Loan Facility (as defined in Note 11) to maintain three months of interest and other expenses.

The following table provides a reconciliation of cash and cash equivalents and restricted cash and cash equivalents within the Consolidated Balance Sheets to the total cash and cash equivalents and restricted cash and cash equivalents within the Consolidated Statements of Cash Flows.

| (Thousands) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Cash and cash equivalents | $ 155,593 | $ 62,264 |
| Restricted cash and cash equivalents | 28,254 | — |
| Cash, restricted cash and cash equivalents at end of period | $ 183,847 | $ 62,264 |

Derivative Instruments and Hedging Activities—We account for our derivatives in accordance with FASB ASC 815, *Derivatives and Hedging*, in which we reflect all derivative instruments at fair value as either assets or liabilities on our Consolidated Balance Sheets. For derivative instruments that are designated and qualify as hedging instruments, we record the effective portion of the gain or loss on the hedged instruments as a component of accumulated other comprehensive income or loss. Any ineffective portion of a derivative's change in fair value is immediately recognized within net income. For derivatives that do not meet the criteria for hedge accounting, changes in fair value are immediately recognized within net income.

Intangible Assets—Intangible assets are presented in the financial statements at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives.

Transaction Related and Other Costs—The Company expenses non-capitalizable transaction related and other costs in the period in which they are incurred and services are received. Transaction related costs include acquisition pursuit, transaction and integration costs, including unsuccessful acquisition pursuit costs. Pursuit and transaction costs include professional services (legal, accounting, advisory, regulatory, etc.), finder's fees, travel expenses, and other direct expenses associated with a business acquisition. Integration costs include direct costs necessary to integrate an acquired business, including professional services, systems and data conversion, severance and retention bonuses payable to employees of an acquired business. In addition, other costs, such as costs incurred as a result of Windstream's bankruptcy filing, costs associated with Windstream's claims against us, and costs associated with the implementation of our enterprise resource planning system are included within this line item on the Consolidated Statements of Income (Loss).

Settlement Payable—On July 25, 2019, in connection with Windstream's bankruptcy, Windstream filed a complaint with the Bankruptcy Court against Uniti and certain of its affiliates, alleging, among other things, that the Master Lease (as defined in Note 5) should be recharacterized as a financing arrangement, that certain rent payments and TCIs made by Windstream under the Master Lease constitute constructive fraudulent transfers, that the Master Lease is a lease of personal property and that Uniti breached certain of its obligations under the Master Lease. On March 2, 2020, Uniti and Windstream jointly announced that they agreed to the Settlement (as defined below) to resolve any and all claims and causes of action that have been or may be asserted against Uniti by Windstream, including all litigation brought by Windstream and certain of its creditors in the context of Windstream's bankruptcy, and on May 12, 2020, the Bankruptcy Court entered an order approving Windstream's assumption of the Master Lease as part of the Settlement (as defined below).

In connection with Windstream's emergence from bankruptcy on September 21, 2020, Uniti entered into several agreements and consummated several transactions, including a stock transaction closed on September 18, 2020 in which we issued 38,633,470 shares of Uniti common stock to certain first lien creditors of Windstream and transferred the proceeds to Windstream and an asset transaction closed on September 18, 2020, in which we paid to Windstream approximately $284.6 million in exchange for certain fiber assets and dark fiber dark fiber indefeasible rights of use related thereto, to implement its settlement (the "Settlement") with Windstream pursuant to the settlement agreement dated as of May 12, 2020 between Uniti and Windstream. Pursuant to the Settlement, Uniti and Windstream agreed to mutual releases with respect to any and all liability related to any claims and causes of action between them, including those brought by Windstream and certain of its creditors relating to Windstream's Chapter 11 proceedings and the Master Lease. On January 8, 2021, Windstream filed in the bankruptcy court a stipulation and order dismissing the adversary proceeding against Uniti with prejudice subject to the terms set forth in the settlement agreement. The stipulation and order was entered by the bankruptcy court on January 25, 2021.

In accordance with the Settlement, we also have a number of ongoing obligations including the following:

    i.    we are obligated to make $490.1 million of cash payments to Windstream in equal installments over 20 consecutive quarters beginning in October 2020, and we may prepay any installments due on or after the first anniversary of the settlement agreement (discounted at a 9% rate). As of December 31, 2024, the Company has made payments totaling $411.4 million; and

    ii.    we are obligated to reimburse Windstream for Growth Capital Improvements as described in Note 5.

Debt Issuance Costs—The Company recognizes debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The costs, which include underwriting, legal, and other direct costs related to the issuance of debt, are amortized over the contractual term of the debt using the effective interest method.

Revenue Recognition— The following is a description of principal activities, separated by reportable segments (see Note 14), from which the Company generates its revenues. We exclude from the transaction price any amounts collected from customers for sales taxes and therefore, they are not included in revenue.

*Uniti Leasing*

Uniti Leasing revenue represents the results from our Uniti Leasing segment, which is engaged in the acquisition and construction of mission-critical communications assets and leasing them to anchor customers on either an exclusive or shared-tenant basis. See discussion in "Leases" in this Note 3 and Note 5.

The Windstream Leases (as defined in Note 5) are long-term exclusive triple-net leases, whereby Windstream is responsible for the costs related to operating the Distribution Systems, including property taxes, insurance and maintenance and repair costs. As a result, we do not record an obligation related to the payment of property taxes or insurance, as Windstream makes direct payments to the taxing authorities and insurance carriers, respectively.

*Uniti Fiber*

The Uniti Fiber segment represents the operations of our fiber business, Uniti Fiber, which provides:

i.      Consumer, enterprise, wholesale, and backhaul lit fiber revenue is recognized over the life of the contracts in a pattern that reflects the satisfaction of Uniti's stand-ready obligation to provide lit fiber services. The transaction price is equal to the monthly-recurring charge multiplied by the contract term, plus any non-recurring or variable charges. For each contract, the customer is invoiced monthly.

ii.      E-Rate contracts involve providing lit fiber services to schools and libraries, and revenue is recognized over the life of the contract in a pattern that reflects the satisfaction of Uniti's stand-ready obligation to provide lit fiber services. The transaction price is equal to the monthly-recurring charge multiplied by the contract term, plus any non-recurring or variable charges. For each contract, the customer is invoiced monthly.

iii.      Construction revenue is generated from contracts to provide various construction services such as equipment installation or the laying of fiber. Construction revenue is recognized over time as construction activities occur as we are either enhancing a customer's owned asset or constructing an asset with no alternative use to us and we would be entitled to our costs plus a reasonable profit margin if the contract was terminated early by the customer. We are utilizing our costs incurred as the measure of progress of satisfying our performance obligation.

iv.      Dark fiber and small cell arrangements represent operating leases and revenue is recognized under the leasing guidance. When (i) a customer makes an advance payment or (ii) a customer is contractually obligated to pay any amounts in advance, which is not deemed a separate performance obligation, deferred leasing revenue is recorded. This leasing revenue is recognized ratably over the expected term of the contract, unless the pattern of service suggests otherwise.

v.      The Company generates revenues from other services, such as consultation services and equipment sales. Revenue from the sale of customer premise equipment and modems that are not provided as an essential part of the telecommunications services, including broadband, long distance, and enhanced services is recognized when products are delivered to and accepted by the customer. Revenue from customer premise equipment and modems provided as an essential part of the telecommunications services, including broadband, long distance, and enhanced services are recognized over time in a pattern that reflects the satisfaction of the service performance obligation.

Commissions – Under Topic 606 and Topic 340, *Other Assets and Deferred Costs*, we capitalize commission fees as costs of obtaining a contract when those commissions are incremental and expected to be recovered from the revenue contract and we amortize those capitalized costs consistent with the pattern of transfer of the product or service to which the capitalized costs relate. At December 31, 2024 and 2023, our net deferred contract costs were $15.2 million and $14.5 million, respectively. The amortization of these costs is included in general and administrative expense on the Consolidated Statements of Income (Loss) and for the years ended December 31, 2024, 2023 and 2022 was $5.2 million, $4.4 million and $3.7 million, respectively.

We are exposed to credit losses primarily through our trade receivables. We assess ability to pay for certain customers by considering a variety of factors, such as the customer's established credit rating, if available, and our assessment of creditworthiness. We determine the allowance for credit losses on accounts receivable using a combination of specific reserves for accounts that are deemed to exhibit credit loss indicators and general reserves that are determined using loss rates based on historical experience and economic expectations. We update our estimate of credit loss reserves quarterly, considering recent write-offs, collections information and underlying economic expectations. The allowance for credit losses is recorded in accounts receivable, net on our Consolidated Balance Sheets. At December 31, 2024 and 2023, our allowance for credit losses was $2.5 million and $3.2 million, respectively. Credit losses for the years ended December 31, 2024, 2023 and 2022 were $1.1 million, $1.2 million and $0.6 million, respectively.

Straight-Line Revenue Receivable—We evaluate the collectability of our straight-line revenue receivables in accordance with the provisions of Topic 842, Leases ("ASC 842"), where if the collectability of lease payments is not probable at the commencement date, or at any time during the lease term, then we limit the lease revenue to the lesser of the revenue recognized on a straight-line basis or cash basis.  If our assessment of collectability changes after the commencement date, we record the difference between the lease revenue that would have been recognized on a straight-line basis and cash basis as a current period adjustment to lease revenue.

Leases—We determine if an arrangement is a lease at contract inception. A lease exists when a contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

As a lessee, we enter into lease contracts including ground, tower, equipment, building, automobile, colocation and fiber lease arrangements, and service contracts that may include embedded leases.

When we are the lessee, we classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. This classification will determine whether lease expense is comprised of amortization on the right-of-use ("ROU") asset and interest expense recognized based on an effective interest method (a finance lease) or as a single lease cost recognized on a straight-line basis over the term of the lease (an operating lease). We recognize an ROU asset and a lease liability for all leases with a term of greater than 12 months regardless of classification. We recognize the lease payments associated with our short-term leases, which have lease terms less than 12 months, as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities related to operating leases where we are the lessee are separately stated on our Consolidated Balance Sheets. The ROU asset is initially measured as the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less, any lease incentives received. The ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. The lease liabilities are initially and subsequently measured at the present value of the unpaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets and lease liabilities related to finance leases where we are the lessee are included in property, plant and equipment, net and finance lease obligations, respectively, on our Consolidated Balance Sheets.  The ROU asset is initially measured as the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less, any lease incentives received. The ROU asset is subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to us, or we are reasonably certain to exercise an option to purchase the underlying asset. In those cases, the ROU asset is amortized over the useful life of the underlying asset. The lease liabilities are initially measured in the same manner as operating leases and are subsequently measured at amortized cost using the effective interest method. Amortization of the finance lease assets is recognized and presented separately from interest expense on the lease liability, as part of depreciation and amortization expense on the Consolidated Statements of Income (Loss).

We have lease agreements which include lease and nonlease components. For leases where we are a lessee, we have elected to combine lease and nonlease components for all lease contracts. For leases where we are the lessor, we combine the lease and non-lease components when the components qualify to be combined and we account for the combined arrangement based on whether the lease or non-lease component is predominant. Maintenance services are the primary nonlease components and the combined components typically are treated as leases for revenue recognition purposes. We have elected to exclude sales taxes from lease payments in arrangements where we are a lessor.

Operating leases where we are the lessor are included in Uniti Leasing and Unit Fiber revenues on our Consolidated Statements of Income (Loss).

For operating leases where we are the lessor, we continue recognizing the underlying asset and depreciating it over its estimated useful life. Lease income is recognized on a straight-line basis over the lease term. Leasing revenue is not recognized when collection of all contractual rents over the term of the agreement is not probable. When collection is not probable, we limit the lease revenue to the lesser of the revenue recognized on a straight-line basis or cash basis.

From time to time we may enter into sales-type lease arrangements as a lessor that may include (i) a lessee obligation to purchase the leased equipment at the end of the lease term, (ii) a bargain purchase option, (iii) a lease term having a duration that is for the major part of the remaining economic life of the leased equipment or (iv) provides for minimum lease payments with a present value amounting to substantially all of the fair value of the leased asset at the date of lease commencement.

Variable lease payments associated with our leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented within Uniti Leasing and Unit Fiber revenues and general and administrative expense and operating expense in our Consolidated Statements of Income (Loss) in the same line item as revenue arising from fixed lease payments (operating leases where we are the lessor) and expense arising from fixed lease payments (operating leases where we are the lessee) or amortization of the ROU asset (finance leases), respectively.

We monitor for events or changes in circumstances that require a reassessment of a lease. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in general and administrative and operating expense in our Consolidated Statements of Income (Loss).

Key lease estimates and judgments include how we determined (i) the discount rate we use to discount the unpaid lease payments to present value, (ii) lease term and (iii) lease payments.

i. ASC 842 requires a lessor to discount its unpaid lease payments using the interest rate implicit in the lease and a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As we generally do not know the implicit rate for our leases where we are the lessee, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate for a lease is the rate of interest we would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

ii. The lease term for all of our leases includes the noncancellable period of the lease plus any additional periods covered by either a lessee option to extend (or not to terminate) the lease that the lessee is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

iii. Lease payments included in the measurement of the lease asset or liability comprise the following: (i) fixed payments (including in-substance fixed payments), (ii) variable payments that depend on index or rate based on the index or rate at lease commencement, and (iii) the exercise price of a lessee option to purchase the underlying asset if the lessee is reasonably certain to exercise.

Stock-Based Compensation—We account for stock-based compensation using the fair value method of accounting. We have determined that our stock-based payment awards granted in exchange for employee services qualify as equity classified awards, which are measured based on the fair value of the award on the date of the grant. The fair value of restricted stock-based payments is based on the market value of our common stock on the date of grant. The fair value of performance-based awards, which have performance conditions, is based on a Monte Carlo simulation. The fair value of all stock-based compensation is recognized over the period during which an employee is required to provide services in exchange for the award. The expense recognized includes the impact of forfeitures as they occur. See Note 12.

Income Taxes—We elected on our initial U.S. federal income tax return to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, we must distribute at least 90% of our annual REIT taxable income, determined without regard to the dividends paid deduction and excluding any capital gains, to shareholders, and meet certain organizational and operational requirements, including asset holding requirements. As a REIT, we will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our shareholders. If we fail to qualify as a REIT in any taxable year, prior to the completion of our Merger with Windstream (or if our Merger with Windstream is not consummated, if we fail to qualify as a REIT in future taxable years), we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and we could not deduct dividends paid to our shareholders in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to shareholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from reelecting to be taxed as a REIT for the four taxable years following the year in which we failed to qualify or cease to qualify as a REIT.

We may be required to record a provision in our Consolidated Financial Statements for U.S. federal income taxes related to the activities of the REIT and its passthrough subsidiaries for any undistributed income. We are subject to the statutory requirements of the locations in which we conduct business, and state and local income taxes are accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

We have elected to treat the subsidiaries through which we operate Uniti Fiber and certain subsidiaries of Uniti Leasing as taxable REIT subsidiaries ("TRSs"). TRSs enable us to engage in activities that result in income that does not constitute qualifying income for a REIT. Our TRSs are subject to U.S. federal, state and local corporate income taxes.

Deferred tax assets and liabilities are recognized under the asset and liability method for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

We recognize the benefit of tax positions that are "more likely than not" to be sustained upon examination based on their technical merit. The benefit of a tax position is measured at the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If applicable, we will report tax-related penalties and interest expense as a component of income tax expense. We currently have unrecognized tax benefits of $1.7 million recorded in deferred income taxes on our Consolidated Balance Sheet.

The Company may be subject to state corporate level tax in a certain limited number of states on any built-in gain recognized from a sale of assets occurring within a ten-year recognition period after the Spin-Off. The five-year recognition period applicable for federal corporate level tax on any built-in gain recognized from a sale of assets occurring within five years after the Spin-Off expired in 2020.

Business Combinations and Asset Acquisitions—In accordance with ASC 805, *Business Combinations*, we apply the acquisition method of accounting for acquisitions meeting the definition of a business combination or asset acquisition, where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Company from the dates of the respective acquisitions. The fair value of the acquired assets and liabilities are estimated using the income, market and/or cost approach. The income approach utilizes the present value of estimated future cash flows that a business or asset can be expected to generate, while under the market approach, the fair value of an asset or business reflects the price at which comparable assets are purchased under similar circumstances. Inherent in our preparation of cash flow projections are significant assumptions and estimates derived from a review of operating results, business plans, expected growth rates, capital expenditure plans, cost of capital and tax rates. We also make certain forecasts about future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management. Small changes in these assumptions or estimates could materially affect the cash flow projections, and therefore could affect the estimated fair value. Impacts of these assumptions or estimates include customer retention, execution of our business plans, which impact growth, cost escalation impacting margin, the level of capital expenditures required to sustain our growth and market factors, including interest rate and stock price fluctuations, impacting our cost of capital.

For acquisitions meeting the definition of a business combination, any excess of the purchase price paid by the Company over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill. ASC 805 also requires acquirers to, among other things, estimate the acquisition date fair value of any contingent consideration and recognize any subsequent changes in the fair value of contingent consideration in earnings. When provisional amounts are initially recorded, the Company continues to evaluate acquisitions for a period not to exceed one year after the applicable acquisition date of each transaction to determine whether any additional adjustments are needed to the allocation of the purchase price paid for the assets acquired and liabilities assumed.

For acquisitions meeting the definition of an asset acquisition, the fair value of the consideration transferred, including transaction costs, is allocated to the assets acquired and liabilities assumed based on their relative fair values. There are significant judgments and estimates used in determining the fair values of the assets acquired and liabilities assumed, which include assumptions with respect to items such as replacement cost, land value, assemblage factor, discount rate, lease-up period, implied rents per strand mile, and useful life. No goodwill is recognized in an asset acquisition.

Noncontrolling Interest—The limited partner equity interests in our Operating Partnership are exchangeable on a one-for-one basis for shares of our common stock or, at our election, cash of equivalent value. All of the limited partner equity interests in our Operating Partnership not held by the Company are reflected as noncontrolling interests. In the Consolidated Statements of Income (Loss), we allocate net income (loss) attributable to noncontrolling interests to arrive at net income (loss) attributable to shareholders based on their proportionate share.

For transactions that result in changes to the Company's ownership interest in our Operating Partnership, the carrying amount of noncontrolling interests is adjusted to reflect such changes. The difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is reflected as an adjustment to additional paid-in capital on the Consolidated Balance Sheets.

Investments in Unconsolidated Entities—We report our investments in unconsolidated entities under the equity method of accounting. We adjust our investments in unconsolidated entities for additional contributions made, distributions received as well as our share of the investees' earnings or losses, which are reported on a 30-day lag for the investment in BB Fiber Holdings LLC ("Fiber Holdings") and on a 90-day lag for the investment in Harmoni Towers LP ("Harmoni"), and are included in equity in earnings from unconsolidated entities in our Consolidated Statements of Income (Loss).

On December 21, 2023, the Company completed the sale of its investment in Fiber Holdings to MIP IV MidWest Fiber Parent LLC, our partner in the investment, for total cash consideration of $40.0 million, which was received in January of 2024. The receivable was included within Other Assets on the Consolidated Balance Sheet as of December 31, 2023. As a result of the transaction, during the fourth quarter of 2023 we recorded a pre-tax gain of $2.6 million within other expense (income), net and $0.2 million of income tax expense within our Consolidated Statements of Income (Loss).

On June 21, 2022, the Company completed the sale of its investment in Harmoni to Palistar Communications Infrastructure GP LLC, our partner in the investment, for total cash consideration of $32.5 million. As a result of the transaction, during the second quarter of 2022 we recorded a pre-tax gain of $7.9 million within other expense (income), net and $6.7 million of income tax expense within our Consolidated Statements of Income (Loss).

Goodwill—As of December 31, 2024, and 2023, all of our goodwill is included in our Uniti Fiber segment. Goodwill is recognized for the excess of purchase price over the fair value of net assets of businesses acquired. Goodwill is reviewed for impairment on an annual basis. Our annual impairment test is performed with a valuation date of October 1. In accordance with ASC 350-20, *Intangibles-Goodwill and Other* ("ASC 350-20"), we evaluate goodwill for impairment between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount (a "Triggering Event"). On the occurrence of a Triggering Event, an entity has the option to first assess qualitative factors to determine whether a quantitative impairment test is necessary. If it is more likely than not that goodwill is impaired, the fair value of the reporting unit must be compared with its carrying value. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. Application of the goodwill impairment test requires significant judgment, including: the identification of reporting units; assignment of assets and liabilities to reporting units; assignment of goodwill to reporting units; and the estimation of the fair value of a reporting unit.

During the year ended December 31, 2024, no impairment losses were recognized.

During the third quarter of 2023, the Company identified a Triggering Event under ASC 350-20 and, therefore, performed a qualitative and quantitative goodwill impairment test with a valuation date of September 30, 2023. The Triggering Event was a result of macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate. As a result, we concluded that the fair value of the Uniti Fiber reporting unit, estimated using a combination of the income approach and market approach, was less than its carrying amount. Accordingly, we recorded a $204.0 million goodwill impairment charge in the Uniti Fiber reporting unit.

During the third quarter of 2022, the Company identified a Triggering Event under ASC 350-20 and, therefore, performed a qualitative and quantitative goodwill impairment test with a valuation date of September 30, 2022. The Triggering Event was a result of macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate. As a result, we concluded that the fair value of the Uniti Fiber reporting unit, estimated using a combination of the income approach and market approach, was less than its carrying amount. Accordingly, we recorded a $216.0 million goodwill impairment charge in the Uniti Fiber reporting unit. During the fourth quarter of 2022, we performed an additional quantitative and qualitative impairment test, and concluded that as a result of the continuing macroeconomic and financial market factors, specifically increased interest rates impacting our discount rate, the fair value of the Uniti Fiber reporting unit was less than its carrying amount. As a result, we recorded an additional $24.5 million goodwill impairment charge in the Uniti Fiber reporting unit.

We estimate the fair value of our reporting units (which are our segments) using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market data of comparable businesses and acquisition multiples paid in recent transactions. We evaluate the appropriateness of each valuation methodology in determining the weighting applied to each methodology in the determination of the concluded fair value. If the carrying amount of a reporting unit's net assets is less than its fair value, no impairment exists. If the carrying amount of the reporting unit is greater than the fair value of the reporting unit, an impairment loss must be recognized for the excess and recorded in the Consolidated Statements of Income (Loss) not to exceed the carrying amount of goodwill.

Inherent in our preparation of cash flow projections are significant assumptions and estimates derived from a review of our operating results and business plans, which includes expected revenue and expense growth rates, capital expenditure plans and cost of capital. In determining these assumptions, we consider our ability to execute on our plans, future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Small changes in these assumptions or estimates could materially affect our cash flow projections, and therefore could affect the likelihood and amount of potential impairment in future periods. Potential events that could negatively impact these assumptions or estimates may include customer losses or poor execution of our business plans, which impact revenue growth, cost escalation impacting margin, the level of capital expenditures required to sustain our growth and market factors, including stock price fluctuations and increased rates, impacting our cost of capital. For example, if we were to experience a significant delay in our permitting process in the construction of our fiber networks, the timing of effected cash flows could impact long term growth rates and negatively impact the income approach, leading to potential impairment. As a result, should our expectations of average projected revenue growth percentage, average projected EBITDA margin percentage and/or average projected capital expenditures as a percentage of revenue change, we may experience future impairment to goodwill (while other assumptions remain constant). Furthermore, a deterioration in market factors such as stock prices or increased interest rates and/or declines in acquisition multiples utilized in the market approach could affect the likelihood and amount of potential impairment.

Earnings per Share—Outstanding restricted stock awards that contain rights to non-forfeitable dividends are deemed to be participating securities, requiring the application of the two-class method of computing basic and dilutive earnings per share.

Basic earnings per share includes only the weighted average number of common shares outstanding during the period. Dilutive earnings per share includes the weighted average number of common shares and the dilutive effect of restricted stock, performance-based awards outstanding during the period, the Convertible 2027 Notes and the Exchangeable Notes, when such awards are dilutive. See Note 13.

Concentration of Credit Risks—Revenue under the Windstream Leases provided 68.3% of our revenue for the year ended December 31, 2024, 67.3% of our revenue for the year ended December 31, 2023, and 66.5% of our revenue for the year ended December 31, 2022. Because a substantial portion of our revenue and cash flows are derived from lease payments by Windstream pursuant to the Windstream Leases, there could be a material adverse impact on our consolidated results of operations, liquidity, financial condition and/or ability to pay dividends and service debt if Windstream were to default under the Windstream Leases or otherwise experiences operating or liquidity difficulties and becomes unable to generate sufficient cash to make payments to us.

Prior to its emergence from bankruptcy on September 21, 2020, Windstream was a publicly traded company subject to the periodic filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Windstream historic filings through their quarter ended June 30, 2020 can be found at www.sec.gov. On September 22, 2020, Windstream filed a Form 15 to terminate all filing obligations under Sections 12(g) and 15(d) under the Exchange Act. Windstream's filings are not incorporated by reference in this Annual Report on Form 10-K.

We monitor the credit quality of Windstream through numerous methods, including by (i) reviewing credit ratings of Windstream by nationally recognized credit agencies, (ii) reviewing the financial statements of Windstream that are required to be delivered to us pursuant to the Windstream Leases, (iii) monitoring new reports regarding Windstream and its business, (iv) conducting research to ascertain industry trends potentially affecting Windstream, (v) monitoring Windstream's compliance with the terms of the Windstream Leases and (vi) monitoring the timeliness of its payments under the Windstream Leases.

As of the date of this Annual Report on Form 10-K, Windstream is current on all lease payments. We note that in August 2020, Moody's Investor Service assigned a B3 corporate family rating with a stable outlook to Windstream in connection with its post-emergence exit financing. At the same time, S&P Global Ratings assigned Windstream a B- issuer rating with a stable outlook. These ratings were both upgrades from Windstream's pre-bankruptcy ratings. Both ratings remain current as of the date of this filing. In order to assist us in our continuing assessment of Windstream's creditworthiness, we periodically receive certain confidential financial information and metrics from Windstream.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures related to reportable segments. Specifically, the ASU requires disclosure of significant segment expense categories and amounts for each reportable segment. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on December 31, 2024, and the adoption had had no significant impact on the Company's consolidated financial statements. See Note 14.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which requires additional disclosure about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods in fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it will have on our financial statements.

**Note 4. Revenues**

Disaggregation of Revenue

The following table presents our revenues disaggregated by revenue stream.

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (Thousands) | | 2024 | | 2023 | | 2022 |
| *Revenue disaggregated by revenue stream* | | | | | | |
| Revenue from contracts with customers | | | | | | |
| Uniti Fiber | | | | | | |
| Lit backhaul | $ | 74,340 | $ | 74,538 | $ | 78,977 |
| Enterprise and wholesale | | 105,174 | | 97,834 | | 85,820 |
| E-Rate and government | | 48,438 | | 55,682 | | 64,219 |
| Other | | 3,241 | | 3,102 | | 2,827 |
| Uniti Fiber | | 231,193 | | 231,156 | | 231,843 |
| Uniti Leasing | | 6,526 | | 6,847 | | 4,590 |
| Total revenue from contracts with customers | | 237,719 | | 238,003 | | 236,433 |
| Revenue accounted for under leasing guidance | | | | | | |
| Uniti Leasing | | 873,964 | | 845,925 | | 822,867 |
| Uniti Fiber | | 55,244 | | 65,903 | | 69,547 |
| Total revenue accounted for under leasing guidance | | 929,208 | | 911,828 | | 892,414 |
| Total revenue | $ | 1,166,927 | $ | 1,149,831 | $ | 1,128,847 |

At December 31, 2024 and 2023, lease receivables were $28.8 million and $22.0 million, respectively, and receivables from contracts with customers were $19.1 million and $18.8 million, respectively.

<u>Contract Assets (Unbilled Revenue) and Liabilities (Deferred Revenue)</u>

Contract assets primarily consist of unbilled construction revenue where we are utilizing our costs incurred as the measure of progress of satisfying our performance obligation. Contract assets are reported within accounts receivables, net on our Consolidated Balance Sheets. When the contract price is invoiced, the related unbilled receivable is reclassified to trade accounts receivable, where the balance will be settled upon the collection of the invoiced amount. Contract liabilities are generally comprised of upfront fees charged to the customer for the cost of establishing the necessary components of the Company's network prior to the commencement of use by the customer. Fees charged to customers for the recurring use of the Company's network are recognized during the related periods of service. Upfront fees that are billed in advance of providing services are deferred until such time the customer accepts the Company's network and then are recognized as service revenues ratably over a period in which substantive services required under the revenue arrangement are expected to be performed, which is the initial term of the arrangement. During the years ended December 31, 2024, 2023, and 2022, we recognized revenues of $3.6 million, $4.1 million, and $6.4 million, respectively that was included in the December 31, 2023, December 31, 2022, and December 31, 2021 contract liabilities balance, respectively.

The following table provides information about contract assets and contract liabilities accounted for under Topic 606.

| (Thousands) | Contract Assets | | Contract Liabilities | |
|---|---|---|---|---|
| Balance at December 31, 2023 | $ | 26 | $ | 11,109 |
| Balance at December 31, 2024 | $ | — | $ | 10,014 |

<u>Transaction Price Allocated to Remaining Performance Obligations</u>

Performance obligations within contracts to stand ready to provide services are typically satisfied over time or as those services are provided. Contract liabilities primarily relate to deferred revenue from upfront customer payments. The deferred revenue is recognized, and the liability reduced, over the contract term as the Company completes the performance obligation. As of December 31, 2024, our future revenues (i.e. transaction price related to remaining performance obligations) under contracts accounted for under ASC 606 totaled $613.4 million, of which $543.8 million is related to contracts that are currently being invoiced and have an average remaining contract term of 3.0 years, while $69.6 million represents our backlog for sales bookings which have yet to be installed and have an average remaining contract term of 5.3 years. We do not disclose the value of unsatisfied performance obligations for contracts that have an original expected duration of one year or less.

**Note 5. Leases**

*Lessor Accounting*

We lease communications towers, ground, colocation, other communication equipment and dark fiber to tenants under operating leases. Our leases have initial lease terms ranging from less than one year to 35 years, most of which include options to extend or renew the leases for less than one year to 20 years (based on the satisfaction of certain conditions as defined in the lease agreements), and some of which may include options to terminate the leases within one to six months. Certain lease agreements contain provisions for future rent increases. Payments due under the lease contracts include fixed payments plus, for some of our leases, variable payments.

The components of lease income for the years ended December 31, 2024 and 2023 are as follows:

| (Thousands) | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
|---|---|---|---|---|
| Lease income - operating leases | $ | 929,208 | $ | 911,828 |

Lease payments to be received under non-cancellable operating leases where we are the lessor for the remainder of the lease terms as of December 31, 2024 are as follows:

| (Thousands) | December 31, 2024 [1] |
|---|---:|
| 2025 | $ 838,612 |
| 2026 | 845,192 |
| 2027 | 845,712 |
| 2028 | 845,687 |
| 2029 | 845,050 |
| Thereafter | 782,772 |
| Total lease receivables | $ 5,003,025 |

[1] Total future minimum lease payments to be received include $4.1 billion relating to the Windstream Leases.

The underlying assets under operating leases where we are the lessor as of December 31, 2024 and 2023 are summarized as follows:

| (Thousands) | December 31, 2024 | December 31, 2023 |
|---|---:|---:|
| Land | $ 26,711 | $ 26,533 |
| Building and improvements | 350,829 | 347,700 |
| Poles | 341,548 | 314,488 |
| Fiber | 4,222,895 | 3,862,635 |
| Equipment | 437 | 436 |
| Copper | 3,972,806 | 3,974,410 |
| Conduit | 90,193 | 90,087 |
| Tower assets | 58 | 58 |
| Finance lease assets | 1,889 | 1,890 |
| Other assets | 10,432 | 10,434 |
| | 9,017,798 | 8,628,671 |
| Less: accumulated depreciation | (5,852,579) | (5,690,066) |
| Underlying assets under operating leases, net | $ 3,165,219 | $ 2,938,605 |

Depreciation expense for the underlying assets under operating leases where we are the lessor for the years ended December 31, 2024 and 2023 is summarized as follows:

| (Thousands) | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---:|---:|
| Depreciation expense for underlying assets under operating leases | $ 186,447 | $ 182,906 |

*Lessee Accounting*

We have commitments under operating leases for communications towers, ground, colocation, other communication equipment, dark fiber lease arrangements and buildings. We also have finance leases for automobiles and dark fiber lease arrangements. Our leases have initial lease terms ranging from less than one year to 30 years, most of which include options to extend or renew the leases for less than one year to 20 years, and some of which may include options to terminate the leases within one to six months. Certain lease agreements contain provisions for future rent increases. Payments due under the lease contracts include fixed payments plus, for some of our leases, variable payments.

As of December 31, 2024, we have short term lease commitments amounting to approximately $4.2 million.

The components of lease cost are presented within general and administrative expense and operating expense, while sublease income is presented within revenues in our Consolidated Statements of Income (Loss) for the years ended December 31, 2024 and 2023 are as follows:

| (Thousands) | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| *Finance lease cost* | | |
| Amortization of ROU assets | $ 4,190 | $ 4,066 |
| Interest on lease liabilities | 1,732 | 1,575 |
| Total finance lease cost | 5,922 | 5,641 |
| Operating lease cost | 24,916 | 22,999 |
| Short-term lease cost | 4,223 | 3,525 |
| Variable lease cost | 630 | 938 |
| Less sublease income | (17,856) | (14,590) |
| Total lease cost | $ 17,835 | $ 18,513 |

Amounts reported in the Consolidated Balance Sheets for leases where we are the lessee as of December 31, 2024 and 2023 were as follows:

| (Thousands) | Location on Consolidated Balance Sheets | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| *Operating leases* | | | |
| ROU asset, net | Operating lease right-of-use assets, net | $ 126,791 | $ 125,105 |
| Lease liability | Operating lease liabilities | 80,504 | 84,404 |
| | | | |
| *Finance leases* | | | |
| ROU asset, gross | Property, plant and equipment, net | $ 52,789 | $ 52,589 |
| Lease liability | Finance lease obligations | 17,190 | 18,110 |
| | | | |
| *Weighted-average remaining lease term* | | | |
| Operating leases | | 13.8 years | 13.4 years |
| Finance leases | | 7.5 years | 8.7 years |
| | | | |
| *Weighted-average discount rate* | | | |
| Operating leases | | 10.4 % | 10.3 % |
| Finance leases | | 10.0 % | 9.9 % |

Other information related to leases as of December 31, 2024 and 2023 are as follows:

| (Thousands) | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
|---|---|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities | | | | |
| Operating cash flows for finance leases | $ | 1,732 | $ | 1,575 |
| Operating cash flows for operating leases | | 31,311 | | 22,326 |
| Financing cash flows for finance leases | | 2,652 | | 2,262 |
| | | | | |
| Non-cash items: | | | | |
| New operating leases and remeasurements, net | $ | 18,961 | $ | 32,490 |
| New finance leases and remeasurements, net | | 1,792 | | 5,687 |

Future lease payments under non-cancellable leases as of December 31, 2024 are as follows:

| (Thousands) | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| 2025 | $ | 17,962 | $ | 4,232 |
| 2026 | | 14,404 | | 4,106 |
| 2027 | | 11,568 | | 3,399 |
| 2028 | | 9,870 | | 2,572 |
| 2029 | | 8,352 | | 1,877 |
| Thereafter | | 97,856 | | 7,395 |
| Total undiscounted lease payments | $ | 160,012 | $ | 23,581 |
| Less: imputed interest | | (79,508) | | (6,391) |
| Total lease liabilities | $ | 80,504 | $ | 17,190 |

Future sublease rentals as of December 31, 2024 are as follows:

| (Thousands) | Sublease Rentals | |
|---|---|---|
| 2025 | $ | 16,350 |
| 2026 | | 16,601 |
| 2027 | | 16,833 |
| 2028 | | 16,826 |
| 2029 | | 15,137 |
| Thereafter | | 140,322 |
| Total | $ | 222,069 |

*Windstream Leases*

Pursuant to the Spin-Off, Uniti entered into a long-term exclusive triple-net lease (the "Master Lease") with Windstream, pursuant to which a substantial portion of our real property is leased to Windstream and from which a substantial portion of our leasing revenues are currently derived. In connection with Windstream's emergence from bankruptcy, Uniti and Windstream bifurcated the Master Lease and entered into two structurally similar master leases that each expire on April 30, 2030 (collectively, the "Windstream Leases"), which Windstream Leases amended and restated the Master Lease in its entirety. The Windstream Leases consist of two leases: (a) a master lease (the "ILEC MLA") that governs Uniti owned assets used for Windstream's incumbent local exchange carrier ("ILEC") operations and (b) a master lease (the "CLEC MLA") that governs Uniti owned assets used for Windstream's competitive local exchange carrier ("CLEC") operations. The aggregate initial annual rent under the Windstream Leases is $663.0 million. The tenants under the ILEC MLA are Windstream Holdings II, LLC ("Windstream Holdings II," successor in interest to Windstream Holdings, Inc.), Windstream Services II, LLC ("Windstream Services II," successor in interest to Windstream Services LLC), and certain subsidiaries and/or newly formed affiliated entities operating the ILECs, and the landlords under the ILEC MLA are the Uniti entities that own the applicable ILEC assets. Similarly, the tenants under the CLEC MLA are Windstream Holdings II, Windstream Services II, and certain subsidiaries and/or newly formed affiliated entities operating CLECs, and the landlords under the CLEC MLA are the Uniti entities that own the CLEC assets. The Windstream Leases contain cross-guarantees and cross-default provisions, which will remain effective as long as Windstream or an affiliate is the tenant under both of the Windstream Leases and unless and until the landlords under the ILEC MLA are different from the landlords under the CLEC MLA. The Windstream Leases permit Uniti to transfer its rights and obligations and otherwise monetize or encumber the Windstream Leases, together or separately, so long as Uniti does not transfer interests in either Windstream Lease to a Windstream competitor.

In addition, the Windstream Leases impose certain financial restrictions on Windstream if Windstream fails to maintain certain financial covenants. Windstream covenants not to incur certain indebtedness (other than certain refinancing in a principal amount that does not exceed the sum of the principal amount of the indebtedness refinanced, the accrued and unpaid interest on such indebtedness refinanced and any other amounts owing thereon and any customary costs incurred in connection with such refinancing or drawings under its third party syndicated revolving credit facility, in an amount not to exceed $750 million) if its total leverage ratio, pro forma for the incurrence of such indebtedness, would exceed 3.00:1.00. Further, Windstream covenants not to incur certain additional indebtedness, pay dividends, repurchase stock or prepay unsecured debt, or enter into a transaction with an entity controlled by a member of the board without Uniti's consent if Windstream's total leverage ratio exceeds 3.50:1.00. Notwithstanding the foregoing, the financial covenants described herein shall not apply at any time in which Windstream maintains a corporate family rating of not less than "B2" by Moody's and either "B" by Standard & Poor's or "B" by Fitch Ratings.

Pursuant to the Windstream Leases, Windstream (or any successor tenant under a Windstream Lease) has the right to cause Uniti to reimburse up to an aggregate $1.75 billion for certain growth capital improvements in long-term value accretive fiber and related assets made by Windstream (or the applicable tenant under the Windstream Lease) to certain ILEC and CLEC properties (the "Growth Capital Improvements"). Uniti's reimbursement commitment for Growth Capital Improvements does not require Uniti to reimburse Windstream for maintenance or repair expenditures (except for costs incurred for fiber replacements to the CLEC MLA leased property, up to $70 million during the term), and each such reimbursement is subject to underwriting standards. Uniti's total annual reimbursement commitments for the Growth Capital Improvements under both Windstream Leases (and under separate equipment loan facilities) were limited to $125 million in 2020 and $225 million per year in 2021, 2022, 2023 and 2024; and are limited to $175 million per year in 2025 and 2026; and $125 million per year in 2027 through 2029.

If the cost incurred by Windstream (or the successor tenant under a Windstream Lease) for Growth Capital Improvements in any calendar year exceeds the annual limit for such calendar year, Windstream (or such tenant, as the case may be) may submit such excess costs for reimbursement in any subsequent year and such excess costs shall be funded from the annual commitment amounts in such subsequent period. In addition, to the extent that reimbursements for Growth Capital Improvements funded in any calendar year during the term is less than the annual limit for such calendar year, the unfunded amount in any calendar year will carry-over and may be added to the annual limits for subsequent calendar years, subject to an annual limit of $250 million in any calendar year, except that, during calendar year 2021, Uniti's combined total obligation to fund Growth Capital Improvements may exceed $250 million to the extent of any unfunded excess amounts from calendar year 2020. Starting on the first anniversary of each installment of reimbursement for a Growth Capital Improvement, the rent payable by Windstream under the applicable Windstream Lease will increase by an amount equal to 8.0% (the "Rent Rate") of such installment of reimbursement. The Rent Rate will thereafter increase to 100.5% of the prior Rent Rate on each anniversary of each reimbursement. In the event that the tenant's interest in either Windstream Lease is transferred by Windstream under the terms thereof (unless transferred to the same transferee), or if Uniti transfers its interests as landlord under either Windstream Lease (unless to the same transferee), the reimbursement rights and obligations will be allocated between the ILEC MLA and the CLEC MLA by Windstream, provided that the maximum that may be allocated to the CLEC MLA following such transfer is $20 million per year. If Uniti fails to reimburse any Growth Capital Improvement payment or equipment loan funding request as and when it is required to do so under the terms of the Windstream Leases, and such failure continues for thirty (30) days, then such unreimbursed amounts may be applied as an offset against the rent owed by Windstream under the Windstream Leases (and such amounts will thereafter be treated as if Uniti had reimbursed them).

Uniti and Windstream have entered into separate ILEC and CLEC Equipment Loan and Security Agreements (collectively "Equipment Loan Agreement") in which Uniti will provide up to $125 million (limited to $25 million in any calendar year) of the $1.75 billion of Growth Capital Improvement commitments discussed above in the form of loans for Windstream to purchase equipment related to network upgrades or to be used in connection with the Windstream Leases. Interest on these loans will accrue at 8% from the date of the borrowing. All equipment financed through the Equipment Loan Agreement is the sole property of Windstream; however, Uniti will receive a first-lien security interest in the equipment purchased with the loans. No such loans have been made to Windstream as of December 31, 2024.

The Windstream Leases provide that TCIs, defined as maintenance, repair, overbuild, upgrade or replacement to the Distribution Systems, including without limitation, the replacement of copper distribution systems with fiber distribution systems, automatically become property of Uniti upon their construction by Windstream. We receive non-monetary consideration related to TCIs as they automatically become our property, and we recognize the cost basis of TCIs that are capital in nature as real estate investments and deferred revenue. We depreciate the real estate investments over their estimated useful lives and amortize the deferred revenue as additional leasing revenues over the same depreciable life of the TCI assets. TCIs exclude Growth Capital Improvements as and when reimbursed by Uniti.

During the year ended December 31, 2024, Uniti reimbursed $230.8 million of Growth Capital Improvements, of which $104.6 million, as allowed for under the Settlement, represented the reimbursement of capital improvements completed in 2023 that were previously classified as TCIs. Subsequent to December 31, 2024, Windstream requested and we reimbursed $161.4 million of qualifying Growth Capital Improvements that were reported as TCIs as of December 31, 2024. As of the date of this Annual Report on Form 10-K, we have reimbursed a total of $1.2 billion of Growth Capital Improvements.

**Note 6. Assets and Liabilities Held for Sale**

In 2018, we acquired certain fiber assets from CableSouth Media, LLC ("CableSouth") and leased back certain of those acquired assets to CableSouth pursuant to a triple-net lease.

During the fourth quarter of 2023, the Company entered into an agreement with a fund managed by Macquarie Asset Management ("MAM") pursuant to which MAM would make a structured equity investment into CableSouth in order to assist CableSouth in the acquisition of all of our previously acquired CableSouth fiber assets and the buyout of their triple-net lease for cash consideration of $40 million (the "Transaction"). The Transaction closed on January 31, 2024 and the Company recorded a $19.0 million gain on sale of real estate in the Condensed Consolidated Statements of Income (Loss).

The following table presents the assets and liabilities, associated with the Transaction, which were classified as held for sale as of December 31, 2023:

| (Thousands) | December 31, 2023 |
|---|---|
| Assets: | |
| Property, plant and equipment, net | $ 25,842 |
| Straight-line revenue receivable | 2,763 |
| Total Assets | $ 28,605 |
| | |
| Liabilities: | |
| Accounts payable, accrued expenses and other liabilities, net | $ 67 |
| Deferred revenue | 264 |
| Total Liabilities | $ 331 |

The assets and liabilities associated with the Transaction are included in the results of the Uniti Leasing segment. The sale does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation.

**Note 7. Fair Value of Financial Instruments**

FASB ASC 820, *Fair Value Measurements*, establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring assets and liabilities at fair values. This hierarchy establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are as follows:

*Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the assessment date;

*Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

*Level 3* – Unobservable inputs for the asset or liability.

Our financial instruments consist of cash and cash equivalents, accounts and other receivables, derivative instruments, our outstanding notes and other debt, settlement payable, interest and dividends payable.

The following table summarizes the fair value of our financial instruments at December 31, 2024 and 2023:

| (Thousands) | Total | Quoted Prices in Active Markets (Level 1) | Prices with Other Observable Inputs (Level 2) | Prices with Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| At December 31, 2024 | | | | |
| Assets | | | | |
| Derivative asset | $ 77 | $ — | $ 77 | $ — |
| Total | $ 77 | $ — | $ 77 | $ — |
| | | | | |
| At December 31, 2024 | | | | |
| Liabilities | | | | |
| Senior secured notes - 10.50%, due February 15, 2028 | $ 3,098,766 | $ — | $ 3,098,766 | $ — |
| Senior secured notes - 4.75%, due April 15, 2028 | 534,518 | — | 534,518 | — |
| Senior unsecured notes - 6.50%, due February 15, 2029 | 1,007,399 | — | 1,007,399 | — |
| Senior unsecured notes - 6.00%, due January 15, 2030 | 616,217 | — | 616,217 | — |
| Convertible senior notes - 7.50% due December 1, 2027 | 348,613 | — | 348,613 | — |
| ABS Loan Facility, variable rate, due September 1, 2025 | 273,625 | — | 273,625 | — |
| Settlement payable | 71,723 | — | 71,723 | — |
| Total | $ 5,950,861 | $ — | $ 5,950,861 | $ — |

| (Thousands) | Total | Quoted Prices in Active Markets (Level 1) | Prices with Other Observable Inputs (Level 2) | Prices with Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| At December 31, 2023 | | | | |
| Liabilities | | | | |
| Senior secured notes - 10.50%, due February 15, 2028 | $ 2,624,596 | $ — | $ 2,624,596 | $ — |
| Senior secured notes - 4.75%, due April 15, 2028 | 488,205 | — | 488,205 | — |
| Senior unsecured notes - 6.50%, due February 15, 2029 | 796,125 | — | 796,125 | — |
| Senior unsecured notes - 6.00%, due January 15, 2030 | 486,675 | — | 486,675 | — |
| Exchangeable senior unsecured notes - 4.00%, due June 15, 2024 | 122,140 | — | 122,140 | — |
| Convertible senior notes - 7.50%, due December 1, 2027 | 301,755 | — | 301,755 | — |
| Senior secured revolving credit facility, variable rate, due September 24, 2027 | 207,979 | — | 207,979 | — |
| Settlement payable | 160,550 | — | 160,550 | — |
| Total | $ 5,188,025 | $ — | $ 5,188,025 | $ — |

The carrying value of cash and cash equivalents, accounts and other receivables, interest and dividends payable approximate fair values due to the short-term nature of these financial instruments.

The total principal balance of our Notes and other debt was $5.86 billion at December 31, 2024, with a fair value of $5.88 billion. The estimated fair value of the Notes and other debt was based on available external pricing data and current market rates for similar debt instruments, among other factors, which are classified as Level 2 inputs within the fair value hierarchy. Derivative instruments are carried at fair value. See Note 9.

Given the limited trade activity of the Exchangeable Notes, the fair value of the Exchangeable Notes (see Note 11) is determined based on inputs that are observable in the market and have been classified as Level 2 in the fair value hierarchy. Specifically, we estimated the fair value of the Exchangeable Notes based on readily available external pricing information, quoted market prices, and current market rates for similar convertible debt instruments.

Uniti is required to make $490.1 million of cash payments to Windstream in equal installments over 20 consecutive quarters beginning October 2020 (the "Settlement Payable") (see Note 3). The Settlement Payable was recorded at fair value, using the present value of future cash flows. The future cash flows are discounted using discount rate input based on observable market data. Accordingly, we classify inputs used as Level 2 in the fair value hierarchy. The remaining Settlement Payable is $71.8 million and is reported as settlement payable on our Consolidated Balance Sheets at December 31, 2024. There have been no changes in the valuation methodologies used since the initial recording.

## Note 8. Property, Plant and Equipment

The carrying value of property, plant and equipment is as follows:

| (Thousands) | Depreciable Lives[1] | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Land | Indefinite | $ 30,577 | $ 30,099 |
| Building and improvements | 3 - 40 years | 374,668 | 366,490 |
| Poles | 30 years | 341,548 | 314,489 |
| Fiber | 30 years | 5,253,959 | 4,835,623 |
| Equipment | 5 - 7 years | 499,678 | 460,463 |
| Copper | 20 years | 3,972,806 | 3,974,410 |
| Conduit | 30 years | 90,193 | 90,087 |
| Tower assets | 20 years | 1,221 | 1,221 |
| Finance lease assets | See Note 3 | 52,789 | 52,589 |
| Other assets | 15 - 20 years | 10,450 | 10,436 |
| Construction in progress | See Note 3 | 36,774 | 49,771 |
| Corporate assets | 3 - 7 years | 16,499 | 15,731 |
| | | 10,681,162 | 10,201,409 |
| Less accumulated depreciation | | (6,471,415) | (6,219,340) |
| Property, plant and equipment, net | | $ 4,209,747 | $ 3,982,069 |

[1] Certain property acquired from Windstream is depreciated using Windstream's estimated useful lives. Specifically, certain Fiber assets are depreciated using an average 20 year life.

Finance lease assets above predominantly represent fiber leases, where we have the exclusive, unrestricted, and indefeasible right to use one, a pair, or more strands of fiber of a fiber cable.

Depreciation expense for the years ended December 31, 2024, 2023, and 2022 was $285.1 million, $280.8 million and $263.0 million, respectively.

## Note 9. Derivative Instruments and Hedging Activities

The Company uses derivative instruments to mitigate the effects of interest rate volatility inherent in our variable rate debt, which could unfavorably impact our future earnings and forecasted cash flows. The Company does not use derivative instruments for speculative or trading purposes.

On March 1, 2024, the Company entered into an interest rate cap agreement (the "ABS Loan Interest Rate Cap") related to the ABS Loan Facility (as defined in Note 11). This interest rate cap was designated as a cash flow hedge, has a notional value of $275.0 million, and effectively caps the one-month term secured overnight financing rate ("SOFR") at 4.50%.

The following table presents the fair value of the Company's derivatives designated as hedging instruments as of December 31, 2024 and December 31, 2023 respectively:

| (Thousands) | Location on Condensed Consolidated Balance Sheets | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Interest rate caps | Derivative asset | $ 77 | $ — |

The following table presents the effects of the Company's derivative financial instrument on the Condensed Consolidated Statements of Income (Loss) for the periods presented:

(Thousands)

| Derivatives in Cash Flow Hedging Relationships (Interest Rate Caps) | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| Amount of loss recognized on derivative in Other Comprehensive Loss | $ (656) | $ — |
| Amounts reclassified from Accumulated Other Comprehensive Loss into Interest Expense | $ (22) | $ — |
| Total Amount of Interest Expense Presented in the Condensed Consolidated Statements of Income (Loss) | $ 511,364 | $ 512,349 |

The company estimates that an additional $0.7 million will be reclassified from accumulated other comprehensive income (loss) as a decrease to interest expense over the next twelve months.

## Note 10. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill occurring during the year ended December 31, 2024 and 2023, are as follows:

| (Thousands) | Uniti Fiber | Total |
|---|---|---|
| Goodwill at December 31, 2022 | $ 672,878 | $ 672,878 |
| Accumulated impairment charges as of December 31, 2022 | (311,500) | (311,500) |
| Balance at December 31, 2022 | 361,378 | 361,378 |
| Impairment charges | (203,998) | (203,998) |
| Balance as of December 31, 2023 | 157,380 | 157,380 |
| Impairment charges (Note 3) | — | — |
| Balance at December 31, 2024 | $ 157,380 | $ 157,380 |
| | | |
| Goodwill at December 31, 2024 | $ 672,878 | $ 672,878 |
| Accumulated impairment charges as of December 31, 2024 | (515,498) | (515,498) |
| Balance at December 31, 2024 | $ 157,380 | $ 157,380 |

The carrying value of our other intangible assets is as follows:

| (Thousands) | | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|---|
| | | Cost | Accumulated Amortization | Cost | Accumulated Amortization |
| Finite life intangible assets: | | | | | |
| Customer lists | $ | 416,104 | $ (174,326) | $ 416,104 | $ (151,542) |
| Contracts | | 52,536 | (27,910) | 52,536 | (21,343) |
| Underlying rights | | 10,497 | (1,487) | 10,497 | (1,137) |
| | | | | | |
| Total intangible assets | $ | 479,137 | | $ 479,137 | |
| Less: accumulated amortization | | (203,723) | | (174,022) | |
| Total intangible assets, net | $ | 275,414 | | $ 305,115 | |
| | | | | | |
| Finite life intangible liabilities: | | | | | |
| Acquired below-market leases | $ | 191,154 | $ (45,451) | $ 191,154 | $ (34,757) |
| | | | | | |
| Total intangible liabilities | | 191,154 | | 191,154 | |
| Less: accumulated amortization | | (45,451) | | (34,757) | |
| Total intangible liabilities, net | $ | 145,703 | | $ 156,397 | |

As of December 31, 2024, the remaining weighted average amortization period of the Company's intangible assets was 13.2 years, 25.8 years, and 3.8 years for customer lists, contracts and underlying rights, respectively. As of December 31, 2024 the total remaining weighted average amortization period for total intangible assets was 12.8 years.

Amortization expense for the years ended December 31, 2024, 2023 and 2022 was $29.7 million, $29.7 million and $29.8 million, respectively. Amortization expense is estimated to be $29.7 million in 2025, $29.7 million in 2026, $29.7 million in 2027, $28.1 million in 2028 and $23.1 million in 2029.

We recognize the amortization of below-market leases in revenue in arrangements where we are the lessor. Revenue related to the amortization of the below-market leases for the years ended December 31, 2024, 2023 and 2022 was $10.7 million, $10.7 million, and $10.7 million respectively. As of December 31, 2024, the remaining weighted average amortization period of the Company's intangible liabilities was 15.2 years. Revenue due to the amortization of the below-market leases is estimated to be $10.7 million in 2025, $10.7 million in 2026, $10.7 million in 2027, $10.2 million in 2028, and $8.8 million in 2029.

## Note 11. Notes and Other Debt

All debt, including the senior secured credit facility and notes described below, are obligations of the Operating Partnership and certain of its subsidiaries as discussed below. The Company is, however, a guarantor of such debt.

Notes and other debt is as follows:

| (Thousands) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| Principal amount | $ | 5,861,500 | $ | 5,617,442 |
| Less unamortized discount, premium and debt issuance costs | | (77,903) | | (93,863) |
| Notes and other debt less unamortized discount and debt issuance costs | $ | 5,783,597 | $ | 5,523,579 |

Notes and other debt at December 31, 2024 and 2023 consisted of the following:

| (Thousands) | December 31, 2024 | | December 31, 2023 | |
| --- | --- | --- | --- | --- |
| | Principal | Unamortized Discount, Premium and Debt Issuance Costs | Principal | Unamortized Discount, Premium and Debt Issuance Costs |
| Senior secured notes - 10.50%, due February 15, 2028 (discount is based on imputed interest rate of 10.99% | 2,900,000 | (37,522) | 2,600,000 | (48,290) |
| Senior secured notes - 4.75%, due April 15, 2028 (discount is based on imputed interest rate of 5.04%) | 570,000 | (4,998) | 570,000 | (6,360) |
| Senior unsecured notes - 6.50%, due February 15, 2029 (discount is based on imputed interest rate of 6.83%) | 1,110,000 | (13,101) | 1,110,000 | (15,761) |
| Senior unsecured notes - 6.00%, due January 15, 2030 (discount is based on imputed interest rate of 6.27%) | 700,000 | (8,000) | 700,000 | (9,307) |
| Exchangeable senior unsecured notes - 4.00%, due June 15, 2024 (discount is based on imputed interest rate of 4.77%) | — | — | 122,942 | (427) |
| Convertible senior notes - 7.50%, due December 1, 2027 (discount is based on imputed interest rate of 8.29%) | 306,500 | (6,273) | 306,500 | (8,092) |
| ABS Loan Facility, variable rate, due September 1, 2025 (discount is based on imputed interest rate of 10.33%) | 275,000 | (3,671) | — | — |
| Senior secured revolving credit facility, variable rate, due September 24, 2027 | — | (4,338) | 208,000 | (5,625) |
| Total | $ 5,861,500 | $ (77,903) | $ 5,617,442 | $ (93,863) |

At December 31, 2024, notes and other debt included the following: (i) no balance under the Revolving Credit Facility (as defined below) pursuant to that certain credit agreement, dated as of April 24, 2015, by and among the Operating Partnership, Uniti Group Finance 2019 Inc. and CSL Capital, LLC (hereinafter, the "Borrowers"), the guarantors party thereto, Bank of America, N.A., as administrative agent, collateral agent, swing line lender and an L/C issuer and certain other lenders named therein (the "Credit Agreement"); (ii) $275.0 million under the bridge loan and security agreement (the "ABS Loan Agreement"), a multi-draw term loan facility dated February 23, 2024, entered into by and among Uniti Fiber Bridge Borrower LLC (the "ABS Bridge Borrower"), Uniti Fiber Bridge HoldCo LLC and Uniti Fiber GulfCo LLC (together, the "ABS Bridge Loan Parties"), each an indirect subsidiary of the Company, Wilmington Trust, National Association, as administrative agent, collateral agent, account bank and verification agent, Barclays Bank PLC, as facility agent, and the lenders identified therein; (iii) $2.9 billion aggregate principal amount of the 10.50% Senior Secured Notes due February 15, 2028 (the "February 2028 Secured Notes"); (iv) $570.0 million aggregate principal amount of 4.75% Senior Secured Notes due April 15, 2028 (the "April 2028 Secured Notes"); (v) $1.11 billion aggregate principal amount of 6.50% Senior Unsecured Notes due February 15, 2029 (the "2029 Notes"); (vi) $700.0 million aggregate principal amount of 6.00% Senior Unsecured Notes due January 15, 2030 (the "2030 Notes"); and (vii) $306.5 million aggregate principal amount of 7.50% Convertible Senior Notes due December 1, 2027 (the "Convertible 2027 Notes" and collectively with the February 2028 Secured Notes, April 2028 Secured Notes, 2029 Notes, and the 2030 Notes, the "Notes").

Credit Agreement

The Borrowers are party to the Credit Agreement, which provides for a $500 million revolving credit facility that will mature on September 24, 2027 (the "Revolving Credit Facility") and provides us with the ability to obtain revolving loans as well as swing line loans and letters of credit from time to time. On June 17, 2024, the Borrowers, each a subsidiary of the Company, entered into Amendment No. 9 (the "Amendment") to the Credit Agreement. Pursuant to the Amendment, the Credit Agreement's requirement for the Operating Partnership to use commercially reasonable efforts to maintain its status as a REIT will now terminate (i) at the end of the taxable year in which the Merger is consummated or, (ii) at the end of the last taxable year before the year in which the Merger is consummated, if the Company determines that by reason of such proposed merger, the Company will cease to qualify as a REIT for the year during which the Merger is consummated.

All obligations under the Credit Agreement are guaranteed by (i) the Company and (ii) certain of the Operating Partnership's subsidiaries (the "Subsidiary Guarantors") and are secured by substantially all of the assets of the Borrowers and the Subsidiary Guarantors.

The Borrowers are subject to customary covenants under the Credit Agreement, including an obligation to maintain a consolidated secured leverage ratio, as defined in the Credit Agreement, not to exceed 5.00 to 1.00. We are permitted, subject to customary conditions, to incur other indebtedness, so long as, on a pro forma basis after giving effect to any such indebtedness, our consolidated total leverage ratio, as defined in the Credit Agreement, does not exceed 6.50 to 1.00 and, if such debt is secured, our consolidated secured leverage ratio, as defined in the Credit Agreement, does not exceed 4.00 to 1.00. In addition, the Credit Agreement contains customary events of default, including a cross default provision whereby the failure of the Borrowers or certain of their subsidiaries to make payments under other debt obligations, or the occurrence of certain events affecting those other borrowing arrangements, could trigger an obligation to repay any amounts outstanding under the Credit Agreement. In particular, a repayment obligation could be triggered if (i) the Borrowers or certain of their subsidiaries fail to make a payment when due of any principal or interest on any other indebtedness aggregating $75.0 million or more, or (ii) an event occurs that causes, or would permit the holders of any other indebtedness aggregating $75.0 million or more to cause, such indebtedness to become due prior to its stated maturity. As of December 31, 2024, the Borrowers were in compliance with all of the covenants under the Credit Agreement.

A termination of either Windstream Lease would result in an "event of default" under the Credit Agreement if a replacement lease is not entered into within ninety (90) calendar days and we do not maintain pro forma compliance with a consolidated secured leverage ratio, as defined in the Credit Agreement, of 5.00 to 1.00.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to either a base rate plus an applicable margin ranging from 2.75% to 3.50% or a Term SOFR plus an applicable margin ranging from 3.75% to 4.50%, in each case, calculated in a customary manner and determined based on our consolidated secured leverage ratio. We are required to pay a quarterly commitment fee under the Revolving Credit Facility equal to 0.50% of the average amount of unused commitments during the applicable quarter (subject to a step-down to 0.40% per annum of the average amount of unused commitments during the applicable quarter upon achievement of a consolidated secured leverage ratio not to exceed a certain level), as well as quarterly letter of credit fees equal to the product of (A) the applicable margin with respect to Term SOFR borrowings and (B) the average amount available to be drawn under outstanding letters of credit during such quarter.

The Notes

*Secured Notes*

On April 20, 2021, the Borrowers issued $570.0 million aggregate principal amount of the April 2028 Secured Notes. The April 2028 Secured Notes mature on April 15, 2028 and bear interest at a rate of 4.750% per year. Interest is payable on April 15 and October 15 of each year.

On February 14, 2023, the Operating Partnership, CSL Capital, LLC, Uniti Group Finance 2019 Inc. and Uniti Fiber Holdings Inc. (collectively, the "Issuers") issued $2.6 billion aggregate principal amount of the February 2028 Secured Notes. The Issuers used the net proceeds from the offering to fund the redemption in full of the Issuers' outstanding 7.875% senior secured notes due 2025 (the "2025 Secured Notes, and together with the April 2028 Secured Notes, the "Secured Notes"), to repay outstanding borrowings under the Revolving Credit Facility and to pay any related premiums, fees and expenses in connection with the foregoing. On February 14, 2023, the Issuers deposited the full redemption price of $2.25 billion for the 2025 Secured Notes with the trustee and satisfied and discharged their obligations with respect to the 2025 Secured Notes at such time. During the first quarter of 2023, we recorded $32.3 million of loss on the extinguishment of the 2025 Secured Notes within interest expense, net on the Condensed Consolidation Statements of Income (Loss), which includes $10.3 million of non-cash interest expense for the write off of the unamortized discount and deferred financing costs and $22.0 million of cash interest expense for the redemption premium. The February 2028 Secured Notes mature on February 15, 2028 and bear interest at a rate of 10.50% per year. Interest is payable on March 15 and September 15 of each year, beginning on September 15, 2023.

On May 17, 2024, in connection with the issuance of the February 2028 Secured Notes, the Issuers completed a private offering of $300.0 million aggregate principal amount of February 2028 Secured Notes (the "Additional February 2028 Secured Notes"). In accordance with the terms of the indenture governing the Additional February 2028 Secured Notes, following the receipt of regulatory approval to enable certain subsidiaries of the Operating Partnership to guarantee the

Additional February 2028 Secured Notes, the Issuers caused the Additional February 2028 Secured Notes to be mandatorily exchanged for February 2028 Secured Notes issued as "additional notes" under the Indenture dated as of February 14, 2023, as amended and supplemented among the Issuers, the guarantors party thereto and the trustee and collateral agent party thereto (the "2023 Indenture"). The mandatory exchange occurred on November 1, 2024, and the additional notes comprise part of the same series as the February 2028 Secured Notes issued under the 2023 Indenture and have the same CUSIP numbers as, and are fungible with, the February 2028 Secured Notes issued under the 2023 Indenture.

On February 3, 2025, Uniti issued a notice of redemption to redeem $125.0 million aggregate principal amount of our February 2028 Secured Notes. Uniti redeemed the February 2028 Secured Notes called for redemption on February 14, 2025, at a redemption price of 103% of the redeemed principal amount plus accrued interest to, but excluding, the redemption date.

The Secured Notes and the related guarantees are secured by liens on substantially all of the assets of the issuers and guarantors thereto, which assets also ratably secure obligations under the senior secured credit facilities, in each case, subject to certain exceptions and permitted liens. The collateral does not include real property (below a specified threshold of value) but includes certain fixtures and other equipment as well as cash that we receive pursuant to the Windstream Leases.

The indentures governing the Secured Notes contain customary high yield covenants limiting the ability of the Operating Partnership and its restricted subsidiaries to: incur or guarantee additional indebtedness; incur or guarantee secured indebtedness; pay dividends or distributions on, or redeem or repurchase, capital stock; make certain investments or other restricted payments; sell assets; enter into transactions with affiliates; merge or consolidate or sell all or substantially all of their assets; and create restrictions on the ability to pay dividends or other amounts to the Borrowers or Issuers, as applicable. These covenants are subject to a number of limitations, qualifications and exceptions. The indentures governing the Secured Notes also contain customary events of default. As of December 31, 2024, the Company was in compliance with all of the covenants under the indentures governing the Secured Notes.

*Senior Unsecured Notes*

On February 2, 2021, the Borrowers issued $1.11 billion aggregate principal of the 2029 Notes. The 2029 Notes mature on February 15, 2029 and bear interest at a rate of 6.50% per year. Interest on the 2029 Notes is payable on February 15 and August 15 of each year.

On October 13, 2021, the Issuers issued $700.0 million aggregate principal amount of the 2030 Notes (together with the 2029 Notes, the "Senior Unsecured Notes"). The 2030 Notes mature on January 15, 2030 and bear interest at a rate of 6.000% per year. Interest on the 2030 Notes is payable on January 15 and July 15 of each year, beginning on July 15, 2022.

The indentures governing the Senior Unsecured Notes contain customary high yield covenants limiting the ability of the Operating Partnership and its restricted subsidiaries to: incur or guarantee additional indebtedness; incur or guarantee secured indebtedness; pay dividends or distributions on, or redeem or repurchase, capital stock; make certain investments or other restricted payments; sell assets; enter into transactions with affiliates; merge or consolidate or sell all or substantially all of their assets; and create restrictions on the ability to pay dividends or other amounts to the Issuers or Borrowers, as applicable. These covenants are subject to a number of important and significant limitations, qualifications and exceptions. The indentures governing the Senior Unsecured Notes also contain customary events of default. As of December 31, 2024, the Company was in compliance with all of the covenants under the indentures governing the Senior Unsecured Notes.

The Senior Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company and by each of the Operating Partnership's existing and future domestic restricted subsidiaries (other than the Borrowers or Issuers, as applicable) that guarantees indebtedness under the Company's senior secured credit facilities. The guarantees are subject to release under specified circumstances, including certain circumstances in which such guarantees may be automatically released without the consent of the holders of the Senior Unsecured Notes.

The Exchangeable Notes

On June 28, 2019, Uniti Fiber Holdings Inc., a subsidiary of the Company, issued $345 million aggregate principal amount of the 4.00% Exchangeable Notes due June 15, 2024 (the "Exchangeable Notes"). The Exchangeable Notes were senior unsecured notes and were guaranteed by the Company and each of the Company's subsidiaries (other than Uniti Fiber Holdings Inc.) that was an issuer, obligor or guarantor under the Company's Notes. Interest on the Exchangeable Notes was payable semiannually in arrears on June 15 and December 15 of each year. The Exchangeable Notes were exchangeable into cash, shares of the Company's common stock, or a combination thereof, at Uniti Fiber Holdings Inc.'s election, subject to limitations under the Company's Credit Agreement.

On June 25, 2019, concurrently with the pricing Exchangeable Notes, and on June 27, 2019, concurrently with the exercise by the initial purchasers involved in the offering of the Exchangeable Notes (the "Initial Purchasers") of their option to purchase additional Exchangeable Notes, Uniti Fiber Holdings Inc., the issuer of the Exchangeable Notes, entered into exchangeable note hedge transactions with respect to the Company's common stock (the "Note Hedge Transactions") with certain of the Initial Purchasers or their respective affiliates (collectively, the "Counterparties"). The Note Hedge Transactions covered, subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes, the same number of shares of the Company's common stock that initially underlie the Exchangeable Notes in the aggregate and were exercisable upon exchange of the Exchangeable Notes. The Note Hedge Transactions had an initial strike price that corresponded to the initial exchange price of the Exchangeable Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes.

On June 25, 2019, concurrently with the pricing of the Exchangeable Notes, and on June 27, 2019 concurrently with the exercise by the Initial Purchasers of their option to purchase additional Exchangeable Notes, the Company entered into warrant transactions to sell to the Counterparties warrants (the "Warrants") to acquire, subject to anti-dilution adjustments, up to approximately 27.8 million shares of the Company's common stock in the aggregate at an exercise price of approximately $16.42 per share. The initial maximum number of shares of the Company's common stock that could be issued pursuant to the Warrants was approximately 55.5 million. The maximum number of shares of the Company's common stock that could be issued pursuant to the Warrants subsequently decreased due to the partial unwind agreements that the Company entered into with the Counterparties in connection with each repurchase of Exchangeable Notes.

On December 12, 2022, in connection with the issuance of the Convertible 2027 Notes (as discussed below), approximately $207.1 million aggregate principal amount of the Exchangeable Notes was repurchased for $194.0 million. As a result, we recognized a gain on extinguishment of $10.8 million, which is comprised of a $13.1 million gain on the repurchase of the Exchangeable Notes and a $2.3 million write off of the related unamortized deferred financing costs, within interest expense, net on the Consolidated Statements of Income (Loss).

On December 7, 2022, in connection with the Company's repurchase of the Exchangeable Notes, the Company entered into partial unwind agreements with the Counterparties to unwind a portion of the Note Hedge Transactions and the Warrants described above (collectively, the "Unwind Transactions"). In connection with the Unwind Transactions, the Company received cash as a termination payment for the portion of the Note Hedge Transactions that were unwound, and the Company delivered cash as a termination payment in respect of the portion of the Warrants that were unwound. The amount of cash that was received, which was approximately $1.2 million, and the amount of cash that was delivered to the Counterparties, which was approximately $0.5 million, were based generally on the termination values of the unwound portions of such instruments

On March 21, 2023, the Company repurchased approximately $15.0 million of the Exchangeable Notes for total cash consideration of $13.7 million. During the first quarter of 2023, we recorded $1.1 million of gain on extinguishment of debt, net within interest expense on our Condensed Consolidated Statements of Income (Loss), which included $0.1 million of non-cash interest expense for the write off of the unamortized discount and deferred financing costs.

The Exchangeable Notes matured on June 15, 2024 and the outstanding principal balance of $122.9 million was repaid upon maturity.

The Note Hedge Transactions expired on June 15, 2024, upon the maturity and repayment of the Exchangeable Notes. The Warrants also terminated in June 2024 and are no longer outstanding.

Convertible 2027 Notes

On December 12, 2022, the Company issued $300 million aggregate principal amount of the Convertible 2027 Notes and on December 23, 2022, the Company issued an additional $6.5 million aggregate principal amount of the Convertible 2027 Notes pursuant to an over-allotment option. The Convertible 2027 Notes are guaranteed by each of the Company's subsidiaries that is an issuer, obligor or guarantor under the Company's existing senior notes (except initially those subsidiaries that require regulatory approval prior to guaranteeing the Convertible 2027 Notes). Interest on the Convertible

2027 Notes is payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2023. The Convertible 2027 Notes are convertible into cash, shares of the Company's common stock, or a combination thereof, at the Company's election at an initial conversion rate of 137.1742 shares of the Company's common stock per $1,000 principal amount (equal to an initial conversion price of approximately $7.29 per share) subject to adjustment. The Convertible 2027 Notes will mature on December 1, 2027, unless earlier converted, redeemed or repurchased.

The net proceeds from the sale of the Convertible 2027 Notes were approximately $298.1 million, after deducting discounts and commissions to the initial purchasers and other estimated fees and expenses. The Company contributed approximately $198.1 million of the net proceeds of the offering to Uniti Fiber Holdings Inc., a wholly owned subsidiary of the Company, to fund the repurchase of, and to pay accrued and unpaid interest with respect to, approximately $207.1 million aggregate principal amount of the Exchangeable Notes issued by Uniti Fiber Holdings Inc. The Company also used approximately $21.1 million of the net proceeds from the offering of the Convertible 2027 Notes to pay for the cost of the Capped Calls discussed below.

On December 7, 2022, in connection with the pricing of the Convertible 2027 Notes, the Company entered into privately negotiated capped call transactions (the "Capped Calls") with certain financial institutions at a cost of $21.1 million. The Capped Calls cover the same number of shares of the Company's common stock that initially underlie the Convertible 2027 Notes in the aggregate. By entering into the Capped Calls, the Company expects to reduce the potential dilution to its common stock (or, in the event a conversion of the Convertible 2027 Notes is settled in cash, to reduce its cash payment obligation) in the event that at the time of conversion of the Convertible 2027 Notes its common stock price exceeds the conversion price of the Convertible 2027 Notes. The cap price of the Capped Calls will initially be $10.63 per share of common stock, which represents a premium of 75% over the last reported sale price of the Company's common stock of $6.08 per share on December 7, 2022 and is subject to customary anti-dilution adjustments substantially similar to those applicable to the Convertible 2027 Notes. The Capped Calls meet the criteria for classification in equity, are not remeasured each reporting period and are included as a reduction to additional paid-in-capital within stockholders' equity.

For the years ended December 31, 2024, 2023 and 2022, total interest expense related to the Convertible 2027 Notes was $24.8 million, $24.7 million, and $1.3 million with coupon interest expense of $23.0 million, $23.0 million, and $1.2 million and the amortization of debt issuance costs of $1.8 million, $1.7 million, and $0.1 million, respectively.

Asset-Backed Notes & Bridge Loan Facility

On February 23, 2024, the ABS Bridge Loan Parties, each an indirect, bankruptcy-remote subsidiary of the Company, entered into the ABS Loan Agreement, dated as of February 23, 2024.

The ABS Loan Agreement provided for a secured, multi-draw term loan facility of up to $350.0 million (the "ABS Loan Facility"). As of December 31, 2024, an aggregate of $275.0 million principal amount of loans under the ABS Loan Facility had been drawn.

The ABS Loan Facility was secured by equity in the ABS Bridge Borrower and substantially all of the assets of the ABS Bridge Loan Parties (subject to certain customary limited exceptions) and was non-recourse to the Company. Each of the ABS Bridge Loan Parties and Uniti Fiber ABS Parent LLC ("ABS Parent") was designated as an unrestricted subsidiary under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

On February 3, 2025, Uniti Fiber ABS Issuer LLC and Uniti Fiber TRS Issuer LLC (collectively, the "ABS Notes Issuers"), each an indirect, bankruptcy-remote subsidiary of the Company, issued $589.0 million aggregate principal amount of secured fiber network revenue term notes, consisting of $426.0 million 5.9% Series 2025-1, Class A-2 term notes, $65.0 million 6.4% Series 2025-1, Class B term notes and $98.0 million 9.0% Series 2025-1, Class C term notes (collectively, the "ABS Notes"), each with an anticipated repayment date in April 2030. The ABS Notes were issued as part of a securitization transaction, pursuant to which certain of the Company's fiber network assets and related customer contracts in the State of Florida and the Gulf Coast region of Louisiana, Mississippi and Alabama, including the assets of the ABS Bridge Loan Parties that secured the ABS Loan Facility, were contributed to the ABS Notes Issuers, Uniti Fiber GulfCo LLC and Uniti Fiber TRS AssetCo LLC (collectively, the "ABS Notes Obligors"). The cash flow from these contributed assets will be used to service the obligations under the ABS Notes.

The ABS Notes were issued pursuant to an indenture, dated as of February 3, 2025 (the "ABS Notes Base Indenture"), as supplemented by a Series 2025-1 Supplement thereto, dated as of February 3, 2025 (the "Series 2025-1 Supplement" and, together with the ABS Notes Base Indenture, the "ABS Notes Indenture"), in each case by and among the ABS Notes Obligors and Wilmington Trust, National Association, as indenture trustee.

The ABS Notes are secured by a security interest in substantially all of the assets (subject to customary limited exceptions) of the ABS Notes Obligors and are guaranteed by each ABS Notes Issuer's respective parent entity (each an "ABS

Guarantor" and, together with the ABS Notes Obligors, the "ABS Notes Parties"). The guarantee of each ABS Guarantor is secured by a security interest in the equity interests of the applicable ABS Notes Issuer. Neither the Company nor any subsidiary of the Company, other than the ABS Notes Parties, will guarantee or in any way be liable for the obligations under the ABS Notes. Each ABS Notes Party is a special purpose, bankruptcy remote subsidiary of the Company and is an unrestricted subsidiary under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes.

The ABS Notes are subject to a series of customary covenants and restrictions. These covenants and restrictions include (i) that the ABS Notes Issuers maintain a liquidity reserve account to be used to make required payments in respect of the ABS Notes, (ii) provisions relating to optional and mandatory prepayments, including specified make-whole payments in the case of certain optional prepayments of the ABS Notes prior to the quarterly payment date in April 2030, and (iii) covenants relating to recordkeeping, access to information and similar matters. As provided in the base indenture governing the ABS Notes, the ABS Notes are also subject to rapid amortization in the event of a failure to maintain a stated debt service coverage ratio. A rapid amortization may be cured if the debt service coverage ratio exceeds a certain threshold for a certain period of time, upon which cure, regular amortization, if any, will resume. The ABS Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the ABS Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments.

Uniti used a portion of the net proceeds from the offering of the ABS Notes to repay and terminate the ABS Loan Facility and to fund the partial redemption of the February 2028 Secured Notes, and it intends to use the remainder of the net proceeds for general corporate purposes, which may include success-based capital investments. See Note 23.

Deferred Financing Cost

Deferred financing costs were incurred in connection with the issuance of the Notes and the credit facilities. These costs are amortized using the effective interest method over the term of the related indebtedness, and are included in interest expense in our Consolidated Statements of Income (Loss). For the year ended December 31, 2024, 2023 and 2022, we recognized $23.8 million, $18.1 million and $17.5 million of non-cash interest expense, respectively, related to the amortization of deferred financing costs.

Aggregate annual maturities of our long-term obligations at December 31, 2024 are as follows:

| (Thousands) | |
| --- | --- |
| 2025 | $ 275,000 |
| 2026 | — |
| 2027 | 306,500 |
| 2028 | 3,470,000 |
| 2029 | 1,110,000 |
| Thereafter | 700,000 |
| Total | $ 5,861,500 |

**Note 12. Stock-Based Compensation**

The Company's Board of Directors adopted the Uniti Group Inc. 2015 Equity Incentive Plan (the "Equity Plan"), which is administered by the Compensation Committee of the Board of Directors. Awards issuable under the Equity Plan include incentive stock options, "non-qualified" stock options, stock appreciation rights, performance units and performance shares, restricted shares, and restricted stock units.

Restricted Awards

During the year ended December 31, 2024, the Company granted 5,614,904 shares of restricted stock to employees, which had a fair value of $24.3 million as of the date of grant. We calculate the grant date fair value of non-vested shares of restricted stock awards using the closing sale prices on the trading day on the grant date. The restricted stock awards are amortized on a straight-line basis to expense over the vesting period, which is generally three years. As of December 31,

2024, there were 3,442,584 shares available for future issuance under the Equity Plan. The following table sets forth the number of unvested restricted stock awards and the weighted-average fair value of these awards at the date of grant:

| | Restricted Awards | | Weighted Average Fair Value at Grant Date | Aggregate Intrinsic Value[1]($000s) |
|---|---|---|---|---|
| Unvested balance December 31, 2023 | 2,096,993 | $ | 7.41 | |
| Granted | 5,614,904 | $ | 4.32 | |
| Forfeited | (133,616) | $ | 6.45 | |
| Vested | (934,900) | $ | 8.08 | |
| Unvested balance, December 31, 2024 | 6,643,381 | $ | 4.69 | $ 36,539 |

(1) The aggregate intrinsic value is calculated using the market value of our common stock as of December 31, 2024. The market value as of December 31, 2024 was $5.50 per share, which was the closing price of our common stock reported for transactions effected on the NASDAQ Global Select Market on December 31, 2024, the final trading day of 2024.

During the year ended December 31, 2023, there were 1,505,876 shares of restricted stock granted with a weighted-average fair value of $5.78 per share. During the year ended December 31, 2022, there were 925,059 shares of restricted stock granted with a weighted-average fair value of $9.52 per share.

The total fair value of shares vested for the years ended December 31, 2024, 2023 and 2022 was $5.2 million, $3.8 million and $8.7 million, respectively.

As of December 31, 2024, total unrecognized compensation expense on restricted awards was approximately $9.9 million, and the expense is expected to be recognized over a weighted average vesting period of 0.9 years.

Performance Awards

The Company grants long-term incentives to members of management in the form of performance-based restricted stock units ("PSUs") under the Equity Plan. The number of PSUs earned is based on the Company's achievement of specified performance goals, over a specified performance period, and may range from 0% to 200% of the target shares. The PSUs have a service condition that will expire at the end of the three-year performance period provided that the holder continues to be employed by the Company at the end of the performance period. Holders of PSUs are entitled to dividend equivalents, which will be accrued and paid in cash upon the vesting of a PSU. Dividend equivalents are forfeited to the extent that the underlying PSU is forfeited.

On February 21, 2024, we issued 537,939 PSUs equal to 100% of the target amount, with an aggregate fair value of $4.5 million on the grant date. The PSUs, in addition to a service condition, are subject to the Company's performance versus the total return of our peer group, as defined in the Compensation Committee, of other publicly traded REIT's and telecommunication companies. Upon evaluating the results of the market conditions, the final number of shares is determined, and such shares vest based on satisfaction of the service condition. The PSUs are amortized on a straight-line basis over the vesting period. During the year ended December 31, 2024, no PSUs were forfeited due to termination of service. The following table sets forth the number of unvested PSUs and the weighted-average fair value of these awards at the date of grant:

| | Performance Awards | | Weighted Average Fair Value at Grant Date | Aggregate Intrinsic Value[1]($000s) |
|---|---|---|---|---|
| Unvested balance December 31, 2023 | 1,053,188 | $ | 12.06 | |
| Granted | 537,939 | $ | 8.40 | |
| Forfeited | — | $ | — | |
| Vested | (178,565) | $ | 16.08 | |
| Unvested balance, December 31, 2024 | 1,412,562 | $ | 10.15 | $ 7,769 |

(1) The aggregate intrinsic value is calculated using the market value of our common stock as of December 31, 2024. The market value as of December 31, 2024 was $5.50 per share, which was the closing price of our common stock reported for transactions effected on the NASDAQ Global Select Market on December 31, 2024, the final trading day of 2024.

During the year ended December 31, 2023, there were 449,614 PSUs granted with a weighted-average fair value of $8.22 per share. During the year ended December 31, 2022, there were 425,010 PSUs granted with a weighted-average fair value of $14.42 per share.

As of December 31, 2024, total unrecognized compensation expense related to PSUs was approximately $6.8 million, and the weighted-average vesting period was 1.2 years. The fair value of each PSU award is estimated at the date of grant using a Monte Carlo simulation. The simulation requires assumptions for expected volatility, risk-free return, and dividend yield. Our assumptions include a 0% dividend yield, which is the mathematical equivalent to reinvesting the dividends over the three-year performance period as is consistent with the terms of the PSUs. The following table summarizes the assumptions used to value the PSUs granted during the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Expected term (years) | 3.0 | 3.0 | 3.0 |
| Expected volatility | 60.6 % | 56.8 % | 40.6 % |
| Expected annual dividend | 0.0 % | 0.0 % | 0.0 % |
| Risk free rate | 4.4 % | 4.4 % | 1.8 % |

**Employee Stock Purchase Plan**

The Company's Board of Directors adopted the Uniti Group Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP authorizes us to issue up to 2,000,000 shares of our common stock to any of our employees so long as the employee is employed on the first day of the applicable offering period. Under the ESPP, there are two six-month plan periods during each calendar year, one beginning January 1 and ending on June 30, and one beginning on July 1 and ending on December 31. Under the terms of the ESPP, employees can choose each plan period to have up to 15% of their annual base earnings, limited to $25,000 withheld to purchase our common stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Under the ESPP the Company issued 216,183, 172,641 and 69,854 shares during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there were 1,286,297 shares available for future issuance under the ESPP. The following table summarizes the assumptions used to value the purchase rights granted under the ESPP during the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Expected term (years) | 0.5 | 0.5 | 0.5 |
| Expected volatility | 59.0 % | 58.0 % | 12.0 % |
| Expected annual dividend | 18.7 % | 12.2 % | 6.1 % |
| Risk free rate | 5.3 % | 5.4 % | 2.5 % |

For the years ended December 31, 2024, 2023 and 2022, we recognized $13.5 million, $12.5 million and $12.8 million, respectively, of compensation expense related to restricted stock awards, performance-based awards and the ESPP, which is recorded in general and administrative expense on our Consolidated Statements of Income (Loss).

**Note 13. Earnings Per Share**

Our restricted stock awards are considered participating securities as they receive non-forfeitable rights to dividends at the same rate as common stock. As participating securities, we included these instruments in the computation of earnings per share under the two-class method described in FASB ASC 260, *Earnings per Share*.

We also have outstanding PSUs that contain forfeitable rights to receive dividends. Therefore, the awards are considered non-participating restrictive shares and not dilutive under the two-class method until performance conditions are met.

During the year ended December 31, 2024, approximately 1,412,563 PSUs were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive. During the year ended December 31, 2023, approximately 1,053,189 PSUs were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive. During the year ended December 31, 2022, approximately 604,000 PSUs were excluded from the computation of diluted net loss per share because the performance conditions had not been met.

The dilutive effect of the Exchangeable Notes, which were repaid on June 15, 2024 (see Note 11) and the Convertible 2027 Notes are calculated by using the "if-converted" method. This assumes an add-back of interest, net of income taxes, to net income attributable to shareholders as if the securities were converted at the beginning of the reporting period (or at time of issuance, if later) and the resulting common shares included in the number of weighted average shares. The dilutive effect of the Warrants (see Note 11) is calculated using the treasury-stock method. During the years ended December 31, 2024, 2023 and 2022, the Warrants were excluded from diluted shares outstanding because the exercise price exceeded the average market price of our common stock for the reporting period.

The following sets forth the computation of basic and diluted earnings per share under the two-class method:

| | Year Ended December 31, | | |
| (Thousands, except per share data) | 2024 | 2023 | 2022 |
| --- | ---: | ---: | ---: |
| Basic earnings per share: | | | |
| Numerator: | | | |
| Net income (loss) attributable to shareholders | $ 93,406 | $ (81,713) | $ (8,275) |
| Less: Income allocated to participating securities | (2,080) | (1,207) | (1,135) |
| Dividends declared on convertible preferred stock | (20) | (20) | (20) |
| Net income (loss) attributable to common shares | $ 91,306 | $ (82,940) | $ (9,430) |
| Denominator: | | | |
| Basic weighted-average common shares outstanding | 237,306 | 236,401 | 235,567 |
| Basic earnings (loss) per common share | $ 0.38 | $ (0.35) | $ (0.04) |

| | Year Ended December 31, | | |
| (Thousands, except per share data) | 2024 | 2023 | 2022 |
| --- | ---: | ---: | ---: |
| Diluted earnings per share: | | | |
| Numerator: | | | |
| Net income (loss) attributable to shareholders | $ 93,406 | $ (81,713) | $ (8,275) |
| Less: Income allocated to participating securities | (2,080) | (1,207) | (1,135) |
| Dividends declared on convertible preferred stock | (20) | (20) | (20) |
| Impact on if-converted dilutive securities | — | — | — |
| Net income (loss) attributable to common shares | $ 91,306 | $ (82,940) | $ (9,430) |
| Denominator: | | | |
| Basic weighted-average common shares outstanding | 237,306 | 236,401 | 235,567 |
| Impact on if-converted dilutive securities | — | — | — |
| Effect of dilutive non-participating securities | — | — | — |
| Weighted-average shares for dilutive earnings per common share | 237,306 | 236,401 | 235,567 |
| Dilutive earnings (loss) per common share | $ 0.38 | $ (0.35) | $ (0.04) |

For the year ended December 31, 2024, 48,024,097 potential common shares related to the Convertible 2027 Notes and the Exchangeable Notes were excluded from the computation of earnings per share, as their effect would have been anti-dilutive. For the year ended December 31, 2023, 53,700,524 potential common shares related to the Convertible 2027 Notes and the Exchangeable Notes were excluded from the computation of earnings per share, as their effect would have been anti-dilutive.

**Note 14. Segment Information**

Our management, including our chief executive officer, managed our operations as two reportable segments, Uniti Leasing and Uniti Fiber, in addition to our corporate operations, as described below.

*Uniti Leasing*: Represents the operations of our leasing business, Uniti Leasing, which is engaged in the acquisition and construction of mission-critical communications assets and leasing them to anchor customers on either an exclusive or shared-tenant basis, in addition to the leasing of dark fiber on our existing dark fiber network assets that we either constructed or acquired. While the Leasing segment represents our REIT operations, certain aspects of the Leasing segment are also operated through taxable REIT subsidiaries.

*Uniti Fiber*: Represents the operations of our fiber business, Uniti Fiber, which is a leading provider of infrastructure solutions, including cell site backhaul and dark fiber, to the telecommunications industry.

*Corporate:* Represents our corporate office and shared service functions. Certain costs and expenses, primarily related to headcount, insurance, professional fees and similar charges, that are directly attributable to operations of our business segments are allocated to the respective segments.

Management evaluates the performance of each segment using Adjusted EBITDA, which is a segment performance measure we define as net income determined in accordance with GAAP, before interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense and the impact, which may be recurring in nature, of transaction and integration costs, costs associated with Windstream's bankruptcy, costs associated with litigation claims made against us, costs associated with the implementation of our enterprise resource planning system, goodwill impairment charges, severance costs, costs related to the Settlement with Windstream, amortization of non-cash rights-of-use assets, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments, and other similar or infrequent items (although we may not have had such charges in the periods presented). Adjusted EBITDA includes adjustments to reflect the Company's share of Adjusted EBITDA from unconsolidated entities. The Company believes that net income, as defined by GAAP, is the most appropriate earnings metric; however, we believe that Adjusted EBITDA serves as a useful supplement to net income because it allows investors, analysts and management to evaluate the performance of our segments in a manner that is comparable period over period. Adjusted EBITDA should not be considered as an alternative to net income as determined in accordance with GAAP.

The Company's chief executive officer, who is our chief operating decision maker, reviews Adjusted EBITDA for the purpose of making operating decisions, assessing financial performance, and deciding how to allocate resources (including employees, property, and financial or capital resources) for each segment predominantly in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances monthly when making decisions about allocating capital and personnel to the segments.

Selected financial data related to our segments is presented below for the years ended December 31, 2024, 2023 and 2022:

| (Thousands) | | Year Ended December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Uniti Leasing | | Uniti Fiber | | Corporate | | Total of Reportable Segments |
| Revenues | $ | 880,490 | $ | 286,437 | $ | — | $ | 1,166,927 |
| | | | | | | | | |
| Adjusted EBITDA | $ | 851,178 | $ | 111,557 | $ | (22,669) | $ | 940,066 |
| Less: | | | | | | | | |
| Interest expense, net | | (1,266) | | 39,150 | | 473,480 | | 511,364 |
| Depreciation and amortization | | 182,363 | | 132,391 | | 56 | | 314,810 |
| Other, net | | | | | | | | 4,726 |
| Transaction related and other costs | | | | | | | | 38,734 |
| Gain on sale of real estate | | | | | | | | (18,953) |
| Stock-based compensation | | | | | | | | 13,508 |
| Income tax expense (benefit) | | 1,199 | | (18,977) | | 223 | | (17,555) |
| Net Income | | | | | | | $ | 93,432 |
| | | | | | | | | |
| Capital expenditures | $ | 247,392 | $ | 107,319 | $ | 123 | $ | 354,834 |

| (Thousands) | | Year Ended December 31, 2023 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Uniti Leasing | | Uniti Fiber | | Corporate | | Total of Reportable Segments |
| Revenues | $ | 852,772 | $ | 297,059 | $ | — | $ | 1,149,831 |
| | | | | | | | | |
| Adjusted EBITDA | $ | 829,557 | $ | 115,723 | $ | (21,778) | $ | 923,502 |
| Less: | | | | | | | | |
| Interest expense, net | | — | | 17,724 | | 494,625 | | 512,349 |
| Depreciation and amortization | | 178,872 | | 131,600 | | 56 | | 310,528 |
| Other, net | | | | | | | | 20,893 |
| Transaction related and other costs | | | | | | | | 12,611 |
| Gain on sale of real estate | | | | | | | | (2,164) |
| Goodwill impairment | | — | | 203,998 | | — | | 203,998 |
| Stock-based compensation | | | | | | | | 12,491 |
| Income tax expense (benefit) | | 990 | | (68,671) | | (793) | | (68,474) |
| Adjustments for equity in earnings from unconsolidated entities | | 3,019 | | — | | — | | 3,019 |
| Net loss | | | | | | | $ | (81,749) |
| | | | | | | | | |
| Capital expenditures | $ | 277,235 | $ | 139,767 | $ | — | $ | 417,002 |

| (Thousands) | | **Year Ended December 31, 2022** | | | |
| --- | --- | --- | --- | --- | --- |
| | | Uniti Leasing | Uniti Fiber | Corporate | **Total of Reportable Segments** |
| Revenues | $ | 827,457 | $ 301,390 | $ — | $ 1,128,847 |
| | | | | | |
| Adjusted EBITDA | $ | 806,027 | $ 125,361 | $ (25,492) | $ 905,896 |
| Less: | | | | | |
| Interest expense, net | | — | 18,851 | 357,981 | 376,832 |
| Depreciation and amortization | | 172,007 | 120,666 | 115 | 292,788 |
| Other, net | | | | | (4,790) |
| Transaction related and other costs | | | | | 10,340 |
| Gain on sale of operations | | | | | (176) |
| Gain on sale of real estate | | | | | (433) |
| Goodwill impairment | | — | 240,500 | — | 240,500 |
| Stock-based compensation | | | | | 12,751 |
| Income tax expense (benefit) | | 1,253 | (29,031) | 10,413 | (17,365) |
| Adjustments for equity in earnings from unconsolidated entities | | 3,571 | — | — | 3,571 |
| Net loss | | | | $ | (8,122) |
| | | | | | |
| Capital expenditures | $ | 263,269 | $ 163,962 | $ 336 | $ 427,567 |

Significant segment expenses for our reportable segments are presented below for the periods indicated:

| | | **Uniti Fiber** | | |
| --- | --- | --- | --- | --- |
| | | **Year Ended December 31,** | | |
| (Thousands) | | 2024 | 2023 | 2022 |
| Revenues | $ | 286,437 | $ 297,059 | $ 301,390 |
| | | | | |
| Less: | | | | |
| Employee-related (excluding stock-based compensation): | | | | |
| Operating Expense | | 24,606 | 23,899 | 25,331 |
| General and Administrative Expense | | 35,051 | 33,859 | 30,226 |
| Network [(a)] | | 74,221 | 77,783 | 71,609 |
| Installation, Equipment, & Other Non-recurring Charges [(a)] | | 12,030 | 13,820 | 20,800 |
| Insurance [(b)] | | 4,691 | 3,727 | 2,463 |
| Professional Fees [(b)] | | 4,325 | 4,560 | 4,318 |
| Other | | 19,956 | 23,688 | 21,282 |
| Adjusted EBITDA | $ | 111,557 | $ 115,723 | $ 125,361 |

(a) Included within the Operating Expense (exclusive of depreciation, accretion and amortization) line item in our Consolidated Statements of Income (Loss).

(b) Included within the General and Administration Expense line item in our Consolidated Statements of Income (Loss).

Employee-related expenses include employee salaries, related taxes and benefits, short-term cash incentive compensation and travel and entertainment expenses. Other includes office rent, IT costs, taxes and fees, advertising, other overhead expenses, and EBITDA adjustments.

| (Thousands) | Uniti Leasing | | |
| --- | --- | --- | --- |
| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
| Revenues | $ 880,490 | $ 852,772 | $ 827,457 |
| | | | |
| Less: | | | |
| Employee-related (excluding stock-based compensation): | | | |
| Operating Expense | 644 | 359 | 1,117 |
| General and Administrative Expense | 5,751 | 5,385 | 7,661 |
| Network [a] | 20,513 | 18,751 | 14,803 |
| Other | 2,404 | (1,280) | (2,151) |
| Adjusted EBITDA | $ 851,178 | $ 829,557 | $ 806,027 |

(a) Included within the Operating Expense (exclusive of depreciation, accretion and amortization) line item in our Consolidated Statements of Income (Loss).

Employee-related expenses include employee salaries, related taxes and benefits, short-term cash incentive compensation and travel and entertainment expenses. Other includes insurance, professional fees, taxes and fees, other overhead expenses, and EBITDA adjustments.

Total assets by business segment as of December 31, 2024 and December 31, 2023 are as follows:

| (Thousands) | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Uniti Leasing | $ 3,158,309 | $ 2,936,972 |
| Uniti Fiber | 1,985,828 | 1,956,381 |
| Corporate | 138,008 | 131,776 |
| Total of reportable segments | $ 5,282,145 | $ 5,025,129 |

## Note 15. Commitments and Contingencies

Litigation

In the ordinary course of our business, we are subject to claims and administrative proceedings, none of which we believe are material or would be expected to have, individually or in the aggregate, a material adverse effect on our business, financial condition, cash flows or results of operations.

## Note 16. Accumulated Other Comprehensive Loss

In 2015, we entered into fixed for floating interest rate swap agreements to mitigate the interest rate risk inherent in our variable rate senior secured term loan facility. As result of the repayment of the senior secured term loan facility in 2020, we entered into receive-fixed interest rate swaps to offset our existing pay-fixed interest rate swaps, which matured on October 24, 2022. The Company discontinued hedge accounting as the hedge accounting requirements were no longer met and amounts in accumulated other comprehensive income (loss) as of the date of de-designation, were reclassified to interest expense as the hedged transactions impacted earnings.

On March 1, 2024, the Company entered into the ABS Loan Interest Rate Cap related to the ABS Loan Facility (as defined in Note 11). This interest rate cap was designated as a cash flow hedge, has a notional value of $275.0 million, and effectively caps the one-month term SOFR at 4.50%.

Changes in accumulated other comprehensive income (loss) by component is as follows for the years ended December 31, 2024, 2023 and 2022:

| (Thousands) | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Cash flow hedge:** | | | |
| Balance at beginning of period attributable to shareholders | $ — | $ (30,353) | $ (30,353) |
| Change in fair value of derivative asset | (656) | — | — |
| Amounts reclassified from accumulated other comprehensive income | 22 | — | — |
| Net other comprehensive loss | (634) | (30,353) | (30,353) |
| Less: Other comprehensive loss attributable to noncontrolling interest | 0 | — | — |
| Balance at end of period | (634) | (30,353) | (30,353) |
| **Interest rate swap termination:** | | | |
| Balance at beginning of period attributable to common shareholders | — | 30,353 | 21,189 |
| Amounts reclassified from accumulated other comprehensive income | — | — | 9,243 |
| Balance at end of period | — | 30,353 | 30,432 |
| Less: Other comprehensive income attributable to noncontrolling interest | — | — | 79 |
| Balance at end of period attributable to common shareholders | — | 30,353 | 30,353 |
| Accumulated other comprehensive loss at end of period | $ (634) | $ — | $ — |

## Note 17. Income Taxes

We elected on our initial U.S. federal income tax return to be treated as a REIT under the Code. To qualify as a REIT, we must distribute at least 90% of our annual REIT taxable income, determined without regard to the dividends paid deduction and excluding any capital gains, to shareholders, and meet certain organizational and operational requirements, including asset holding requirements. As a REIT, we will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our shareholders. If we fail to qualify as a REIT in any taxable year unless certain relief provisions apply, prior to the completion of our Merger with Windstream (or if our Merger with Windstream is not consummated, if we fail to qualify as a REIT in future taxable years), we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and we could not deduct dividends paid to our shareholders in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to shareholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from reelecting to be taxed as a REIT for the four taxable years following the year in which we failed to qualify or cease to qualify as a REIT.

We are subject to the statutory requirements of the locations in which we conduct business, and state and local income taxes are accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

We have elected to treat the subsidiaries through which we operate Uniti Fiber and certain subsidiaries of Uniti Leasing as TRSs. TRSs enable us to engage in activities that result in income that does not constitute qualifying income for a REIT. Our TRSs are subject to U.S. federal, state and local corporate income taxes.

Income tax expense (benefit) for the years ended December 31, 2024, 2023 and 2022 as reported in the accompanying Consolidated Statements of Income (Loss) was comprised of the following:

| (Thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Current | | | |
| Federal | $ (311) | $ (753) | $ 8,782 |
| State | 1,673 | 776 | 2,762 |
| Total current expense | 1,362 | 23 | 11,544 |
| | | | |
| Deferred | | | |
| Federal | (14,852) | (53,188) | (22,804) |
| State | (4,065) | (15,309) | (6,105) |
| Total deferred benefit | (18,917) | (68,497) | (28,909) |
| Total income tax benefit | $ (17,555) | $ (68,474) | $ (17,365) |

An income tax expense reconciliation between the U.S. statutory tax rate and the effective tax rate is as follows:

| (Thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Income (loss) from continuing operations, before tax | $ 75,877 | $ (150,223) | $ (25,487) |
| Income tax expense (benefit) at U.S. statutory federal rate | 15,976 | (31,547) | (5,352) |
| Increases (decreases) resulting from: | | | |
| State taxes, net of federal benefit | (1,715) | (11,219) | (2,255) |
| Benefit of REIT status | (31,925) | (24,796) | (46,604) |
| Impairment of nondeductible goodwill | — | — | 36,895 |
| Return to accrual | (121) | (1,298) | (44) |
| Permanent differences | 230 | 386 | (5) |
| Income tax benefit | $ (17,555) | $ (68,474) | $ (17,365) |

The effective tax rate on income from continuing operations differs from tax at the statutory rate primarily due to our status as a REIT, and goodwill impairment in 2022 and 2023 which is not fully deductible for tax purposes.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The components of the Company's deferred tax assets and liabilities are as follows:

| (Thousands) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Deferred revenue | $ | 35,907 | $ | 31,123 |
| Stock-based compensation | | 776 | | 629 |
| Asset retirement obligation | | 1,742 | | 1,511 |
| Inventory reserve | | 132 | | 133 |
| Excess business interest expense | | 35,104 | | 24,090 |
| Lease asset liability | | 12,050 | | 12,715 |
| Settlement obligation | | 509 | | 605 |
| Debt discount and interest expense | | 122 | | 841 |
| Other intangible amortization | | 20,874 | | 27,494 |
| Other | | 3,762 | | 4,560 |
| Net operating loss carryforwards | | 169,488 | | 156,482 |
| Deferred tax assets | $ | 280,466 | $ | 260,183 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Property, plant and equipment | $ | (100,285) | $ | (97,459) |
| Customer list intangible | | (34,578) | | (37,159) |
| Right of use asset | | (13,531) | | (12,489) |
| Deferred or prepaid costs | | (3,834) | | (3,792) |
| Other | | (193) | | (156) |
| Deferred tax liabilities | $ | (152,421) | $ | (151,055) |
| | | | | |
| Deferred tax asset, net | $ | 128,045 | $ | 109,128 |

As of December 31, 2024, the Company's deferred tax assets were primarily the result of U.S. federal and state net operating loss ("NOL") carryforwards.

As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. Management has evaluated sources of future taxable income, including the Company's significant deferred tax liabilities and available tax planning strategies, and determined that sufficient positive evidence exists as of December 31, 2024, to conclude that it is more likely than not that all of its deferred tax assets are realizable, and therefore, no valuation allowance has been recorded.

We have total federal NOL carryforwards as of December 31, 2024 of approximately $164.4 million which will expire between 2030 and 2037, and approximately $441.4 million which will not expire but the utilization of which will be limited to 80% of taxable income annually under provisions enacted in the Tax Cut and Jobs Act.

With the exception of Tower Cloud, Inc., whose outstanding equity we acquired 100% of in August 2016, and Uniti Fiber Holdings Inc., our 2021 returns remain open to examination. As Tower Cloud, Inc. and Uniti Fiber Holdings Inc. have NOLs available to carry forward, the applicable tax years will generally remain open to examination several years after the applicable loss carryforwards have been utilized or expire.

The Company or its subsidiaries file tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and certain foreign jurisdictions. A reconciliation of the Company's beginning and ending liability for unrecognized tax benefits is as follows:

| (Thousands) | | 2024 | | 2023 |
|---|---|---|---|---|
| Balance at January 1 | $ | 1,734 | $ | 1,734 |
| Balance at December 31 | $ | 1,734 | $ | 1,734 |

The Company's entire liability for unrecognized tax benefit is expected to be recognized as income within the next 12 months as the period for assessment of tax expires.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as additional tax expense. The Company recorded no interest expense and penalties for the period ending December 31, 2024. The Company's balance of accrued interest and penalties related to unrecognized tax benefits as of December 31, 2024 was $1.3 million.

## Note 18. Supplemental Cash Flow Information

Cash paid for interest expense, net of capitalized interest and income taxes, net of refunds for the years ended December 31, 2024, 2023 and 2022 is as follows:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (Thousands) | | 2024 | | 2023 | | 2022 |
| **Cash payments for:** | | | | | | |
| Interest, net of capitalized interest | $ | 472,430 | $ | 460,734 | $ | 335,920 |
| Income taxes, net of refunds | $ | 2,573 | $ | 1,289 | $ | 9,437 |

## Note 19. Capital Stock

The limited partner equity interests in our Operating Partnership (commonly called "OP Units"), are exchangeable on a one-for-one basis for shares of our common stock or, at our election, cash of equivalent value.

During the year ended December 31, 2024, the Company exchanged 91,188 OP Units held by third parties, of which 76,466 OP Units were exchanged for an equal number of shares of our common stock and 14,722 OP Units were purchased for cash consideration of $0.1 million, representing approximately 86% of the OP Units held by third parties with a carrying value of $1.7 million as of the exchange dates. During the year ended December 31, 2023, the company exchanged no OP Units held by third parties. During the year ended December 31, 2022, the Company exchanged 591,349 OP Units held by third parties, of which 244,683 OP Units were exchanged for an equal number of common shares of the Company and 346,667 OP Units were exchanged for cash consideration of $4.6 million, representing approximately 85% of the OP Units held by third parties with a carrying value of $11.9 million as of the exchange dates.

We are authorized to issue up to 500,000,000 shares of voting common stock and 50,000,000 shares of preferred stock, of which 237,513,495 and 0 shares, respectively, were outstanding at December 31, 2024. We had 262,486,505 shares of voting common stock available for issuance at December 31, 2024.

## Note 20. Dividends (Distributions)

Distributions with respect to our common stock is characterized for federal income tax purposes as taxable ordinary dividends, capital gains dividends, non-dividend distribution or a combination thereof. For the years ended December 31,

2024, 2023, and 2022, our common stock distribution per share was $0.45, $0.45 and $0.75, respectively, characterized as follows:

|  | Year Ended December 31, | | | | | |
|  | 2024 | | 2023 | | 2022 | |
| Ordinary dividends | $ | 0.39 | $ | 0.45 | $ | 0.75 |
| Capital gain distribution | $ | 0.04 | $ | — | $ | — |
| Non-dividend distributions | $ | 0.02 | $ | — | $ | — |
| Total | $ | 0.45 | $ | 0.45 | $ | 0.75 |

## Note 21. Employee Benefit Plan

We sponsor a defined contribution plan under section 401(k) of the Internal Revenue Code, which covers employees who are 21 years of age and over. Under this plan, we match voluntary employee contributions at a rate of 100% for the first 3% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in our contribution immediately. Our expense related to the plan recognized for the years ended December 31, 2024, 2023 and 2022 was $2.2 million, $2.3 million and $2.2 million, respectively.

We sponsor a deferred compensation plan. The plan is established and maintained by the Company primarily to permit certain management or highly compensated employees of the Company and its subsidiaries, within the meaning of Section 301(a) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), to defer a percentage of their compensation. The plan is an unfunded deferred compensation plan intended to qualify for the exemptions provided in, and shall be administered in a manner consistent with Section 201, 301 and 401 of ERISA and Section 409A of the Internal Revenue Code of 1986, as amended.

## Note 22. Supplementary Unrestricted Subsidiary Information

During 2024, we formed ABS Parent and the ABS Bridge Loan Parties, each an indirect, bankruptcy-remote subsidiary of the Company. Concurrently, we designated the ABS Parent and ABS Bridge Loan Parties as unrestricted subsidiaries under the Credit Agreement and the applicable indentures governing the Company's outstanding senior notes. See Note 11.

Below are the Consolidated Balance Sheets as of December 31, 2024, September 30, 2024, June 30, 2024, and March 31, 2024, and the Consolidated Statements of Income (Loss) for the year ended December 31, 2024, the nine months ended September 30, 2024, the six months ended June 30, 2024, and the three months ended March 31, 2024, respectively, of such unrestricted subsidiaries (in thousands):

## UNAUDITED SUPPLEMENTAL INFORMATION

| (Thousands) | Year Ended December 31, 2024 Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|
| **Assets:** | | | | |
| Property, plant and equipment, net | $ 446,498 | $ 3,763,249 | $ — | $ 4,209,747 |
| Cash and cash equivalents | 1,743 | 153,850 | — | 155,593 |
| Restricted cash and cash equivalents | 28,149 | 105 | — | 28,254 |
| Accounts receivable, net | 9,032 | 46,309 | (3,923) | 51,418 |
| Goodwill | — | 157,380 | — | 157,380 |
| Intangible assets, net | — | 275,414 | — | 275,414 |
| Straight-line revenue receivable | 798 | 108,072 | — | 108,870 |
| Operating lease right-of-use assets, net | — | 126,791 | — | 126,791 |
| Other assets, net | — | 211,031 | (170,475) | 40,556 |
| Deferred income tax assets, net | — | 128,045 | — | 128,045 |
| Derivative asset | 77 | — | — | 77 |
| **Total Assets** | $ 486,297 | $ 4,970,246 | $ (174,398) | $ 5,282,145 |
| | | | | |
| **Liabilities and Shareholders' Deficit** | | | | |
| **Liabilities:** | | | | |
| Accounts payable, accrued expenses and other liabilities, net | $ 3,386 | $ 90,225 | $ (3,923) | $ 89,688 |
| Settlement payable (Note 3) | — | 71,785 | — | 71,785 |
| Intangible liabilities, net | — | 145,703 | — | 145,703 |
| Accrued interest payable | 921 | 142,980 | — | 143,901 |
| Deferred revenue | 43,521 | 1,357,431 | — | 1,400,952 |
| Dividends payable | — | 665 | — | 665 |
| Operating lease liabilities | — | 80,504 | — | 80,504 |
| Finance lease obligations | — | 17,190 | — | 17,190 |
| Notes and other debt, net | 271,329 | 5,512,268 | — | 5,783,597 |
| Total liabilities | 319,157 | 7,418,751 | (3,923) | 7,733,985 |
| | | | | |
| **Shareholders' Deficit:** | | | | |
| Total shareholders' deficit | 167,140 | (2,448,505) | (170,475) | (2,451,840) |
| **Total Liabilities and Shareholders' Deficit** | $ 486,297 | $ 4,970,246 | $ (174,398) | $ 5,282,145 |

|  | As of September 30, 2024 | | | |
| (Thousands) | Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|
| **Assets:** | | | | |
| Property, plant and equipment, net | $ 451,670 | $ 3,704,872 | $ — | $ 4,156,542 |
| Cash and cash equivalents | 303 | 33,774 | — | 34,077 |
| Restricted cash and cash equivalents | 19,206 | 105 | — | 19,311 |
| Accounts receivable, net | 7,362 | 48,013 | (3,771) | 51,604 |
| Goodwill | — | 157,380 | — | 157,380 |
| Intangible assets, net | — | 282,839 | — | 282,839 |
| Straight-line revenue receivable | 706 | 105,117 | — | 105,823 |
| Operating lease right-of-use assets, net | — | 126,791 | — | 126,791 |
| Other assets, net | — | 242,652 | (202,656) | 39,996 |
| Deferred income tax assets, net | — | 124,077 | — | 124,077 |
| Derivative asset | 231 | — | — | 231 |
| **Total Assets** | $ 479,478 | $ 4,825,620 | $ (206,427) | $ 5,098,671 |
| | | | | |
| **Liabilities and Shareholders' Deficit** | | | | |
| Liabilities: | | | | |
| Accounts payable, accrued expenses and other liabilities, net | $ 3,825 | $ 95,790 | $ (3,771) | $ 95,844 |
| Settlement payable | — | 95,147 | — | 95,147 |
| Intangible liabilities, net | — | 148,377 | — | 148,377 |
| Accrued interest payable | (374) | 56,936 | — | 56,562 |
| Deferred revenue | 10,000 | 1,289,759 | — | 1,299,759 |
| Dividends payable | — | 2 | — | 2 |
| Operating lease liabilities | — | 78,785 | — | 78,785 |
| Finance lease obligations | — | 17,869 | — | 17,869 |
| Notes and other debt, net | 270,017 | 5,512,616 | — | 5,782,633 |
| Total liabilities | 283,468 | 7,295,281 | (3,771) | 7,574,978 |
| | | | | |
| **Shareholders' Deficit:** | | | | |
| Total shareholders' deficit | 196,010 | (2,469,661) | (202,656) | (2,476,307) |
| **Total Liabilities and Shareholders' Deficit** | $ 479,478 | $ 4,825,620 | $ (206,427) | $ 5,098,671 |

| (Thousands) | | As of June 30, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Unrestricted Subsidiaries | | Restricted Subsidiaries | | Eliminations | | Consolidated |
| **Assets:** | | | | | | | | |
| Property, plant and equipment, net | $ | 456,842 | $ | 3,635,957 | $ | — | $ | 4,092,799 |
| Cash and cash equivalents | | 14 | | 118,749 | | — | | 118,763 |
| Restricted cash and cash equivalents | | 12,624 | | 104 | | — | | 12,728 |
| Accounts receivable, net | | 6,182 | | 55,888 | | (5,416) | | 56,654 |
| Goodwill | | — | | 157,380 | | — | | 157,380 |
| Intangible assets, net | | — | | 290,264 | | — | | 290,264 |
| Straight-line revenue receivable | | 597 | | 101,113 | | — | | 101,710 |
| Operating lease right-of-use assets, net | | — | | 128,837 | | — | | 128,837 |
| Other assets, net | | — | | 241,769 | | (201,070) | | 40,699 |
| Deferred income tax assets, net | | — | | 117,780 | | — | | 117,780 |
| Derivative asset | | 1,616 | | — | | — | | 1,616 |
| **Total Assets** | $ | 477,875 | $ | 4,847,841 | $ | (206,486) | $ | 5,119,230 |
| | | | | | | | | |
| **Liabilities and Shareholders' Deficit** | | | | | | | | |
| Liabilities: | | | | | | | | |
| Accounts payable, accrued expenses and other liabilities, net | $ | 3,560 | $ | 88,961 | $ | (5,416) | $ | 87,105 |
| Settlement payable | | — | | 118,232 | | — | | 118,232 |
| Intangible liabilities, net | | — | | 151,050 | | — | | 151,050 |
| Accrued interest payable | | 199 | | 142,028 | | — | | 142,227 |
| Deferred revenue | | 9,862 | | 1,232,303 | | — | | 1,242,165 |
| Dividends payable | | — | | 1,134 | | — | | 1,134 |
| Operating lease liabilities | | — | | 79,812 | | — | | 79,812 |
| Finance lease obligations | | — | | 18,110 | | — | | 18,110 |
| Notes and other debt, net | | 268,737 | | 5,503,072 | | — | | 5,771,809 |
| Total liabilities | | 282,358 | | 7,334,702 | | (5,416) | | 7,611,644 |
| | | | | | | | | |
| **Shareholders' Deficit:** | | | | | | | | |
| Total shareholders' deficit | | 195,517 | | (2,486,861) | | (201,070) | | (2,492,414) |
| **Total Liabilities and Shareholders' Deficit** | $ | 477,875 | $ | 4,847,841 | $ | (206,486) | $ | 5,119,230 |

| (Thousands) | As of March 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
| **Assets:** | | | | |
| Property, plant and equipment, net | $ 463,736 | $ 3,578,749 | $ — | $ 4,042,485 |
| Cash and cash equivalents | — | 43,058 | — | 43,058 |
| Restricted cash and cash equivalents | 7,580 | 104 | — | 7,684 |
| Accounts receivable, net | 9,301 | 45,094 | (5,811) | 48,584 |
| Goodwill | — | 157,380 | — | 157,380 |
| Intangible assets, net | — | 297,689 | — | 297,689 |
| Straight-line revenue receivable | 525 | 96,134 | — | 96,659 |
| Operating lease right-of-use assets, net | — | 131,810 | — | 131,810 |
| Other assets, net | — | 243,510 | (201,039) | 42,471 |
| Deferred income tax assets, net | — | 114,904 | — | 114,904 |
| Derivative asset | 1,845 | — | — | 1,845 |
| **Total Assets** | $ 482,987 | $ 4,708,432 | $ (206,850) | $ 4,984,569 |
| | | | | |
| **Liabilities and Shareholders' Deficit** | | | | |
| Liabilities: | | | | |
| Accounts payable, accrued expenses and other liabilities, net | $ — | $ 95,850 | $ (5,811) | $ 90,039 |
| Settlement payable | — | 141,043 | — | 141,043 |
| Intangible liabilities, net | — | 153,724 | — | 153,724 |
| Accrued interest payable | 1,698 | 50,099 | — | 51,797 |
| Deferred revenue | 9,713 | 1,217,741 | — | 1,227,454 |
| Dividends payable | — | 37,048 | — | 37,048 |
| Operating lease liabilities | — | 81,778 | — | 81,778 |
| Finance lease obligations | — | 18,473 | — | 18,473 |
| Notes and other debt, net | 267,490 | 5,393,206 | — | 5,660,696 |
| Total liabilities | 278,901 | 7,188,962 | (5,811) | 7,462,052 |
| | | | | |
| **Shareholders' Deficit:** | | | | |
| Total shareholders' deficit | 204,086 | (2,480,530) | (201,039) | (2,477,483) |
| **Total Liabilities and Shareholders' Deficit** | $ 482,987 | $ 4,708,432 | $ (206,850) | $ 4,984,569 |

| (Thousands) | Year Ended December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
| **Total Revenues** | $ 71,494 | $ 1,109,598 | $ (14,165) | $ 1,166,927 |
| | | | | |
| **Costs and Expenses:** | | | | |
| Interest expense, net | 24,068 | 487,296 | — | 511,364 |
| Depreciation and amortization | 17,238 | 297,572 | — | 314,810 |
| General and administrative expense | 32,889 | 86,295 | (14,165) | 105,019 |
| Operating expense (exclusive of depreciation, accretion and amortization) | — | 140,377 | — | 140,377 |
| Transaction related and other costs | — | 38,734 | — | 38,734 |
| Gain on sale of real estate | — | (18,953) | — | (18,953) |
| Other (income) expense, net | — | (301) | — | (301) |
| Total costs and expenses | 74,195 | 1,031,020 | (14,165) | 1,091,050 |
| | | | | |
| **Income (loss) before income taxes and equity in earnings from unconsolidated entities** | (2,701) | 78,578 | — | 75,877 |
| Income tax benefit | — | (17,555) | — | (17,555) |
| **Net income (loss)** | $ (2,701) | $ 96,133 | $ — | $ 93,432 |

|  | Nine Months Ended September 30, 2024 | | | |
| (Thousands) | Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
| --- | ---: | ---: | ---: | ---: |
| Total Revenues | $ 46,785 | $ 836,782 | $ (9,955) | $ 873,612 |
| **Costs and Expenses:** | | | | |
| Interest expense, net | 16,950 | 364,743 | — | 381,693 |
| Depreciation and amortization | 12,067 | 222,795 | — | 234,862 |
| General and administrative expense | 23,594 | 66,907 | (9,955) | 80,546 |
| Operating expense (exclusive of depreciation, accretion and amortization) | — | 106,753 | — | 106,753 |
| Transaction related and other costs | — | 31,068 | — | 31,068 |
| Gain on sale of real estate | — | (18,999) | — | (18,999) |
| Other (income) expense, net | — | (301) | — | (301) |
| Total costs and expenses | 52,611 | 772,966 | (9,955) | 815,622 |
| **Income (loss) before income taxes and equity in earnings from unconsolidated entities** | (5,826) | 63,816 | — | 57,990 |
| Income tax benefit | — | (13,869) | — | (13,869) |
| **Net income (loss)** | $ (5,826) | $ 77,685 | $ — | $ 71,859 |

|  | Six Months Ended June 30, 2024 | | | |
| (Thousands) | Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
| --- | ---: | ---: | ---: | ---: |
| Total Revenues | $ 24,249 | $ 562,792 | $ (5,676) | $ 581,365 |
| **Costs and Expenses:** | | | | |
| Interest expense, net | 9,786 | 240,900 | — | 250,686 |
| Depreciation and amortization | 6,895 | 148,642 | — | 155,537 |
| General and administrative expense | 13,257 | 46,268 | (5,676) | 53,849 |
| Operating expense (exclusive of depreciation, accretion and amortization) | — | 72,234 | — | 72,234 |
| Transaction related and other costs | — | 16,664 | — | 16,664 |
| Gain on sale of real estate | — | (18,999) | — | (18,999) |
| Other (income) expense, net | — | (301) | — | (301) |
| Total costs and expenses | 29,938 | 505,408 | (5,676) | 529,670 |
| **Income (loss) before income taxes and equity in earnings from unconsolidated entities** | (5,689) | 57,384 | — | 51,695 |
| Income tax benefit | — | (7,934) | — | (7,934) |
| **Net income (loss)** | (5,689) | 65,318 | — | 59,629 |

| (Thousands) | Three Months Ended March 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Unrestricted Subsidiaries | Restricted Subsidiaries | Eliminations | Consolidated |
| Total Revenues | $ 5,581 | $ 280,837 | $ — | $ 286,418 |
| | | | | |
| **Costs and Expenses:** | | | | |
| Interest expense, net | 2,295 | 120,916 | — | 123,211 |
| Depreciation and amortization | — | 77,485 | — | 77,485 |
| General and administrative expense | 72 | 28,061 | — | 28,133 |
| Operating expense (exclusive of depreciation, accretion and amortization) | — | 35,198 | — | 35,198 |
| Transaction related and other costs | — | 5,687 | — | 5,687 |
| Gain on sale of real estate | — | (18,999) | — | (18,999) |
| Other (income) expense, net | — | (282) | — | (282) |
| Total costs and expenses | 2,367 | 248,066 | — | 250,433 |
| | | | | |
| **Income (loss) before income taxes and equity in earnings from unconsolidated entities** | 3,214 | 32,771 | — | 35,985 |
| Income tax benefit | — | (5,363) | — | (5,363) |
| **Net income (loss)** | $ 3,214 | $ 38,134 | $ — | $ 41,348 |

## Note 23. Subsequent Events

On February 3, 2025, the ABS Notes Issuers, each an indirect, bankruptcy-remote subsidiary of the Company, issued $589.0 million aggregate principal amount of the ABS Notes, each with an anticipated repayment date in April 2030. The ABS Notes were issued as part of a securitization transaction, pursuant to which certain of the Company's fiber network assets and related customer contracts in the State of Florida and the Gulf Coast region of Louisiana, Mississippi and Alabama, including the assets of the ABS Bridge Loan Parties that secured the ABS Loan Facility, were contributed to the ABS Notes Obligors. The cash flow from these contributed assets will be used to service the obligations under the ABS Notes.

On February 3, 2025, Uniti used a portion of the net proceeds from the offering of the ABS Notes to repay and terminate the ABS Loan Facility and issued a notice of redemption to redeem $125.0 million aggregate principal amount of our February 2028 Secured Notes. Uniti redeemed the February 2028 Secured Notes called for redemption on February 14, 2025, at a redemption price of 103% of the redeemed principal amount plus accrued interest to, but excluding, the redemption date. See Note 11 for additional information.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

*Evaluation of Disclosure Controls and Procedures*

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, and based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

*Management's Annual Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*.

Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. KPMG LLP's report appears in Part II, Item 8 of this Annual Report on Form 10-K.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information.**

(a) None.

(b) During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**Item 10. Directors, Executive Officers and Corporate Governance.**

Except as set forth below, the information required by this item is incorporated by reference from the definitive proxy statement to be filed within 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act in connection with our 2025 annual meeting of stockholders.

We have a code of ethics as defined in Item 406 of Regulation S-K which applies to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics, titled "Code of Business Conduct and Ethics and Whistleblower Policy," is available free of charge in the *Corporate Governance* section of the About Us page on our website at www.uniti.com. We intend to satisfy the disclosure requirements of Form 8-K regarding any amendment to, or a waiver from, any provision of our code of ethics by posting such amendment or waiver on our website.

**Item 11. Executive Compensation.**

The information required by this item is incorporated by reference from the definitive proxy statement to be filed within 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act in connection with our 2025 annual meeting of stockholders.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Except as set forth below, the information required by this item is incorporated by reference from the definitive proxy statement to be filed within 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act in connection with our 2025 annual meeting of stockholders.

*Securities Authorized for Issuance Under Equity Compensation Plans*

The following table contains information about our equity compensation plan as of December 31, 2024:

**EQUITY COMPENSATION PLAN INFORMATION**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | — | — | 4,728,881 [1] |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | — | — | 4,728,881 |

[1] Amount includes 3,442,584 shares available for issuance under the Uniti Group Inc. 2015 Equity Incentive Plan and 1,286,297 shares under the Uniti Group Inc. Employee Stock Purchase Plan.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item is incorporated by reference from the definitive proxy statement to be filed within 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act in connection with our 2025 annual meeting of stockholders.

**Item 14. Principal Accountant Fees and Services.**

The information required by this item is incorporated by reference from the definitive proxy statement to be filed within 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act in connection with our 2025 annual meeting of stockholders.

**Item 15. Exhibits and Financial Statement Schedules.**

**Financial Statements**

See Index to Consolidated Financial Statements in "Financial Statements and Supplementary Data."

**Financial Statement Schedules**

Uniti Group Inc. Schedule I – Condensed Financial Information of the Registrant (Parent Company) Condensed Balance Sheets as of December 31, 2024 and 2023, and the related Condensed Statements of Comprehensive Income and Cash Flows for each of the three years ended December 31, 2024, including the related notes, appearing on pages S-1, S-2, S-3, and S-4 of this report.

Uniti Group Inc. Schedule II – Valuation and Qualifying Accounts for each of the three years ended December 31, 2024 appearing on page S-5 of this report.

Uniti Group Inc. Schedule III – Schedule of Real Estate Investments and Accumulated Depreciation as of December 31, 2024 appearing on page S-6 of this report.

**Index to Exhibits**

| Exhibit No. | Description |
| --- | --- |
| 2.1 | Separation and Distribution Agreement, dated as of March 26, 2015, by and among Windstream Holdings, Inc., Windstream Services, LLC and Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of March 26, 2015 (File No. 001-36708)) |
| 2.2 | Second Amended and Restated Agreement of Limited Partnership of Uniti Group LP, dated as of December 12, 2022 (incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 28 2023 (File No. 001-36708)) |
| 2.3 | Agreement and Plan of Merger, dated as of May 3, 2024, by and between Uniti Group Inc. and Windstream Holdings II, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 2.4 | Amendment No. 1 to Agreement and Plan of Merger, dated July 17, 2024, by and between Uniti Group Inc. and Windstream Holdings II, LLC (incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of August 1, 2024 (File No. 001-36708)) |
| 3.1 | Articles of Amendment and Restatement of Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 10, 2015 (File No. 001-36708)) |
| 3.2 | Articles of Amendment of Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 28, 2017 (File No. 001-36708)) |
| 3.3 | Articles of Amendment of Uniti Group Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 18, 2018 (File No. 001-36708)) |
| 3.4 | Amended and Restated Bylaws of Uniti Group Inc., as amended November 1, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of November 2, 2023 (File No. 001-36708)) |
| 4.1 | Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 29, 2024 (File No. 001-36708)) |
| 4.2 | Indenture, dated February 2, 2021, by and among Uniti Group LP, Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as Issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, governing the 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 2, 2021 (File No. 001-36708)) |

| 4.3 | Form of 6.500% Senior Notes due 2029 (included in Exhibit 4.2 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 2, 2021 (File No. 001-36708)) |
|---|---|
| 4.4 | Indenture, dated as April 20, 2021, by and among Uniti Group LP, Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as issuers, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent, governing the 4.750% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2021 (File No. 001-36708)) |
| 4.5 | Form of 4.750% Senior Secured Notes due 2028 (included in Exhibit 4.4 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2021 (File No. 001-36708)) |
| 4.6 | Indenture, dated October 13, 2021, by and among Uniti Group LP, Uniti Fiber Holdings Inc., Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as Issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, governing the 6.000% Senior Notes due 2030 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of October 13, 2021 (File No. 001-36708)) |
| 4.7 | Form of 6.000% Senior Notes due 2030 (included in Exhibit 4.6 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of October 13, 2021 (File No. 001-36708)) |
| 4.8 | Indenture, dated December 12, 2022, among Uniti Group Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 12, 2022 (File No. 001-36708)) |
| 4.9 | Form of 7.50% Convertible Senior Notes due 2027 (included in Exhibit 4.8 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 12, 2022 (File No. 001-36708)) |
| 4.10 | Indenture, dated as February 14, 2023, by and among Uniti Group LP, Uniti Fiber Holdings Inc., Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as issuers, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent, governing the 10.50% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023 (File No. 001-36708)) |
| 4.11 | Form of 10.50% Senior Secured Notes due 2028 (included in Exhibit 4.10 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 14, 2023 (File No. 001-36708)) |
| 4.12 | Indenture, dated May 17, 2024, by and among Uniti Group LP, Uniti Group Finance 2019 Inc., Uniti Fiber Holdings Inc. and CSL Capital, LLC, as Issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent, governing the 10.50% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 17, 2024 (File No. 001-36708)) |
| 4.13 | Form of 10.50% Senior Secured Notes due 2028 (included in Exhibit 4.12) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 17, 2024 (File No. 001-36708)) |
| 4.14 | Second Supplemental Indenture, dated as of November 1, 2024, among Uniti Group LP, Uniti Fiber Holdings Inc., Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as Issuers, the guarantors named therein, and Deutsche Bank Company Americas, as trustee and collateral agent, relating to the 10.50% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of November 8, 2024 (File No. 001-36708)) |
| 4.15 | Base Indenture, dated as of February 3, 2025, by and among Uniti Fiber ABS Issuer LLC, Uniti Fiber TRS Issuer LLC, Uniti Fiber GulfCo LLC, Uniti Fiber TRS AssetCo LLC and Wilmington Trust, National Association, as indenture trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC as of February 3, 2025 (File No. 001-36708)) |
| 4.16 | Series 2025-1 Supplement, dated as of February 3, 2025, by and among Uniti Fiber ABS Issuer LLC, Uniti Fiber TRS Issuer LLC, Uniti Fiber GulfCo LLC, Uniti Fiber TRS AssetCo LLC and Wilmington Trust, National Association, as indenture trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC as of February 3, 2025 (File No. 001-36708)) |
| 10.1 | Settlement Agreement, dated as of May 12, 2020 by and among Windstream Holdings, Inc., Windstream Services, LLC and certain of their subsidiaries, and Uniti Group Inc. and certain of its subsidiaries (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 15, 2020 (File No. 001-36708)) |

| 10.2 | Amended and Restated ILEC Master Lease, entered into as of September 18, 2020, by and between CSL National, LP and the other entities listed therein, as Landlord, and Windstream Holdings II, LLC (as successor in interest to Windstream Holdings, Inc.), Windstream Services II, LLC (as successor in interest to Windstream Services, LLC) and the other entities listed therein, as Tenant (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020 (File No. 001-36708)) |
|---|---|
| 10.3 | Amended and Restated CLEC Master Lease, entered into as of September 18, 2020, by and between CSL National, LP and the other entities listed therein, as Landlord, and Windstream Holdings II, LLC (as successor in interest to Windstream Holdings, Inc.), Windstream Services II, LLC (as successor in interest to Windstream Services, LLC) and the other entities listed therein, as Tenant (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020 (File No. 001-36708)) |
| 10.4 | Tax Matters Agreement, entered into as of April 24, 2015, by and among Windstream Holdings, Inc., Windstream Services, LLC and Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 27, 2015 (File No. 001-36708)) |
| 10.5 | Credit Agreement, dated as of April 24, 2015, by and among Communications Sales & Leasing, Inc. and CSL Capital, LLC, as Borrowers, the guarantors party thereto, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 27, 2015 (File No. 001-36708)) |
| 10.6 | Amendment No. 1 to the Credit Agreement, dated as of October 21, 2016 by and among Communications Sales & Leasing, Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of October 21, 2016 (File No. 001-36708)) |
| 10.7 | Amendment No. 2 to the Credit Agreement, dated as of February 9, 2017 by and among Communications Sales & Leasing, Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 9, 2017 (File No. 001-36708)) |
| 10.8 | Amendment No. 3 (Incremental Amendment) to the Credit Agreement, dated as of April 28, 2017 by and among Uniti Group Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of May 1, 2017 and filed with the SEC as of May 2, 2017 (File No. 001-36708)) |
| 10.9 | Amendment No. 4 and Limited Waiver to the Credit Agreement, dated as of March 18, 2019, among Uniti Group Inc., as parent guarantor, Uniti Group LP, Uniti Group Finance Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of March 18, 2019 (File No. 001-36708)) |
| 10.10 | Amendment No. 5 to the Credit Agreement, dated as of June 24, 2019, among Uniti Group Inc., as parent guarantor, Uniti Group LP, Uniti Group Finance Inc., and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of June 24, 2019 (File No. 001-36708)) |
| 10.11 | Amendment No. 6 and Limited Waiver to the Credit Agreement, dated as of February 10, 2020, among Uniti Group LP, Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as borrowers, the guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 10, 2020 (File No. 001-36708)) |
| 10.12 | Amendment No. 7 to the Credit Agreement, dated as of December 10, 2020, by and among Uniti Group Inc., as parent guarantor, Uniti Group LP, Uniti Group Finance Inc., and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 10, 2020 (File No. 001-36708)) |

| 10.13 | Amendment No. 8 to the Credit Agreement, dated as of March 24, 2023, among Uniti Group LP, Uniti Group Finance Inc. and CSL Capital LLC, as borrowers, the guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of March 27, 2023 (File No. 001-36708)) |
|---|---|
| 10.14 | Amendment No. 9 to the Credit Agreement, dated as of June 17, 2024, among Uniti Group LP, Uniti Group Finance Inc. and CSL Capital LLC, as borrowers, the guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 17, 2024 and filed with the SEC as of June 18, 2024 (File No. 001-36708)) |
| 10.15 | Agreement of Resignation, Appointment and Acceptance, dated as of June 26, 2019, by and among Uniti Group LP, CSL Capital, LLC, Uniti Group Finance, Inc., and Uniti Fiber Holdings, Inc., as Issuers, and Deutsche Bank Trust Company Americas, as successor trustee, and Wells Fargo Bank, N.A., as resigning trustee (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of August 8, 2019 (File No. 001-36708)) |
| 10.16 | Borrower Assumption Agreement and Joinder, dated as of May 9, 2017 by and among Uniti Group Inc., as initial borrower, Uniti Group LP and Uniti Group Finance Inc., as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 9, 2017 (File No. 001-36708)) |
| 10.17 | Recognition Agreement, dated April 24, 2015, by and among CSL National, LP and the other entities listed therein, as Landlord, and Windstream Holdings, Inc., as Tenant, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 27, 2015 (File No. 001-36708)) |
| 10.18 | Form of Capped Call Transaction Confirmation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 12, 2022 (File No. 001-36708)) |
| 10.19+ | Employment Agreement between Uniti Group Inc. and Kenneth Gunderman, effective as of December 14, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 14, 2018 (File No. 001-36708)) |
| 10.20+ | Form of Severance Agreement for executive officers (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 28, 2023 (File No. 001-36708)) |
| 10.21+ | Uniti Group Inc. 2015 Equity Incentive Plan, as amended and restated effective April 11, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of May 4, 2023 (File No. 001-36708)) |
| 10.22+ | Form of Restricted Shares Agreement for employees (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of March 18, 2019 (File No. 001-36708)) |
| 10.23+ | Form of Restricted Shares Agreement for executive officers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 16, 2024 and filed with the SEC as of May 20, 2024 (File No. 001-36708)) |
| 10.24+* | Form of Restricted Shares Agreement for executive officers |
| 10.25+ | Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of March 18, 2019 (File No. 001-36708)) |
| 10.26+ | Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 28, 2023 (File No. 001-36708)) |
| 10.27+ | Form of Performance-Based Restricted Stock Unit Agreement for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 16, 2024 and filed with the SEC as of May 20, 2024 (File No. 001-36708)) |
| 10.28+* | Form of Performance-Based Restricted Stock Unit Agreement for executive officers |
| 10.29+ | Form of Restricted Shares Agreement for non-employee directors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated and filed with the SEC as of June 3, 2015 (File No. 001-36708)) |

| 10.30+ | Form of Indemnity Agreement (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4 dated and filed with the SEC as of July 2, 2015 (File No. 333-205450)) |
| --- | --- |
| 10.31+ | Communications Sales & Leasing, Inc. Deferred Compensation Plan, effective August 10, 2015 (incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of August 13, 2015 (File No. 001-36708)) |
| 10.32+ | Uniti Group Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 dated and filed with the SEC as of June 7, 2018 (File No. 333-225501)) |
| 10.33+ | Uniti Group Inc. Annual Short-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of May 11, 2020 (File No. 001-36708)) |
| 10.34 | Bridge Loan and Security Agreement, dated as of February 23, 2024, by and among Uniti Fiber Bridge Borrower LLC, Uniti Fiber Bridge HoldCo LLC, the subsidiary guarantors from time to time party thereto, Wilmington Trust, National Association, as administrative agent, collateral agent, account bank and verification agent, Barclays Bank PLC, as facility agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 26, 2024 (File No. 001-36708)) |
| 10.35 | Voting Agreement, dated as of May 3, 2024, between Uniti Group Inc., Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P. and DEVONIAN II ICAV (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.36 | Unitholder Agreement, dated as of May 3, 2024, by and between Uniti Group Inc., Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P., Nexus Aggregator L.P. and, solely for purposes of Section 2(b), Windstream Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.37 | Unitholder Agreement, dated as of May 3, 2024, by and between Uniti Group Inc. and certain Windstream investors (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.38 | Form Stockholder Agreement, to be entered into by and among New Uniti, Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P., Nexus Aggregator L.P. and DEVONIAN II ICAV (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.39 | Form Stockholder Agreement, to be entered into by and among New Uniti and certain Windstream investors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 19* | Uniti Group Inc. Insider Trading Policy |
| 21.1* | List of Subsidiaries of Uniti Group Inc. |
| 23.1* | Consent of KPMG LLP, independent registered public accounting firm |
| 31.1* | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | Uniti Group Inc. Policy Regarding Repayment or Forfeiture of Certain Compensation by Executive Officers ("Clawback Policy") (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 29, 2024 (File No. 001-36708)) |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |

| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

_____

\*    Filed herewith

\+    Constitutes a management contract or compensation plan or arrangement.

**Item 16. Form 10-K Summary.**

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITI GROUP INC.

Date: February 21, 2025        By:       /s/ Kenneth A. Gunderman

**Kenneth A. Gunderman**
**President and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Kenneth A. Gunderman<br>**Kenneth A. Gunderman** | President and Chief Executive Officer<br>*(Principal Executive Officer)* | February 21, 2025 |
| /s/ Paul E. Bullington<br>**Paul E. Bullington** | Senior Vice President – Chief Financial Officer and Treasurer<br>*(Principal Financial Officer)* | February 21, 2025 |
| /s/ Travis T. Black<br>**Travis T. Black** | Senior Vice President – Chief Accounting Officer<br>*(Principal Accounting Officer)* | February 21, 2025 |
| /s/ Francis X. Frantz<br>**Francis X. Frantz** | Chairman and Director | February 21, 2025 |
| /s/ Jennifer S. Banner<br>**Jennifer S. Banner** | Director | February 21, 2025 |
| /s/ Scott G. Bruce<br>**Scott G. Bruce** | Director | February 21, 2025 |
| /s/ Carmen Perez-Carlton<br>**Carmen Perez-Carlton** | Director | February 21, 2025 |

# Uniti Group Inc.
## Schedule I – Condensed Financial Information of
## The Registrant (Parent Company)
## Condensed Balance Sheets

| (Thousands, except par value) | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash and cash equivalents | $ | 946 | $ | 627 |
| **Total Assets** | $ | 946 | $ | 627 |
| | | | | |
| **Liabilities:** | | | | |
| Accrued other liabilities | $ | 6,545 | $ | 6,441 |
| Dividends payable | | 663 | | 36,144 |
| Notes and other debt, net | | 300,227 | | 298,408 |
| Cash distributions and losses in excess of investments in consolidated subsidiaries | | 2,145,884 | | 2,146,026 |
| Total liabilities | | 2,453,319 | | 2,487,019 |
| | | | | |
| **Shareholders' Deficit:** | | | | |
| Preferred stock, $0.0001 par value, 50,000 shares authorized, no shares issued and outstanding | | — | | — |
| Common stock, $0.0001 par value, 500,000 shares authorized, issued and outstanding: 237,513 shares at December 31, 2024 and 236,559 at December 31, 2023 | | 24 | | 24 |
| Additional paid-in capital | | 1,236,045 | | 1,221,824 |
| Accumulated other comprehensive loss | | (634) | | — |
| Distributions in excess of accumulated earnings | | (3,687,808) | | (3,708,240) |
| Total Uniti shareholders' deficit | | (2,452,373) | | (2,486,392) |
| **Total Liabilities, Convertible Preferred Stock, and Shareholders' Deficit** | $ | 946 | $ | 627 |

See notes to Consolidated Financial Statements of Uniti Group Inc. included in Financial Statements and Supplementary Data.

# Uniti Group Inc.
## Schedule I – Condensed Financial Information of
## The Registrant (Parent Company)
## Condensed Statements of Comprehensive Income (Loss)

| (Thousands) | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| **Costs and Expenses:** | | | | | | |
| Interest Expense | $ | 24,807 | $ | 24,625 | $ | — |
| General and administrative expense | | 44 | | 56 | | (17) |
| Transaction related costs | | 38 | | 9 | | 57 |
| Total costs and expenses | | 24,889 | | 24,690 | | 40 |
| **Operating loss** | | (24,889) | | (24,690) | | (40) |
| Earnings (loss) from consolidated subsidiaries | | 118,518 | | (57,816) | | 2,178 |
| Income (loss) before income taxes | | 93,629 | | (82,506) | | 2,138 |
| Income tax expense (benefit) | | 223 | | (793) | | 10,413 |
| Net income (loss) attributable to shareholders | | 93,406 | | (81,713) | | (8,275) |
| **Comprehensive income (loss) attributable to shareholders** | $ | 92,772 | $ | (81,713) | $ | 889 |

See notes to Consolidated Financial Statements of Uniti Group Inc. included in Financial Statements and Supplementary Data.

**Uniti Group Inc.**
**Schedule I – Condensed Financial Information of**
**The Registrant (Parent Company)**
**Condensed Statements of Cash Flows**

| (Thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| **Cash flow from operating activities** | | | |
| Net cash provided by (used in) operating activities | $ 108,315 | $ 104,630 | $ (134,179) |
| | | | |
| **Cash flow from investing activities** | | | |
| Proceeds from sale of real estate, net of cash | — | — | — |
| Net cash provided by investing activities | — | — | — |
| | | | |
| **Cash flow from financing activities** | | | |
| Dividends paid | (108,455) | (107,405) | (142,950) |
| Proceeds from issuance of Notes | — | — | 306,500 |
| Payments for financing costs | — | — | (9,852) |
| Payment for settlement of common stock warrant | — | (56) | (522) |
| Net share settlement | (1,595) | (1,432) | (4,913) |
| Proceeds from termination of bond hedge option | — | 59 | 1,190 |
| Payments for capped call option | — | — | (21,149) |
| Intercompany transactions, net | 1,397 | 1,368 | 4,907 |
| Employee stock purchase plan | 657 | 730 | 589 |
| Net cash (used in) provided by financing activities | (107,996) | (106,736) | 133,800 |
| Net increase (decrease) in cash and cash equivalents | 319 | (2,106) | (379) |
| Cash and cash equivalents at beginning of period | 627 | 2,733 | 3,112 |
| Cash and cash equivalents at end of period | $ 946 | $ 627 | $ 2,733 |

See notes to Consolidated Financial Statements of Uniti Group Inc. included in Financial Statements and Supplementary Data.

**Uniti Group Inc.**
**Schedule I – Condensed Financial Information of**
**The Registrant (Parent Company)**
**Notes to Condensed Financial Statements**

**Note 1. Background and Basis of Presentation**

Uniti Group Inc.'s ("Uniti" or "the Company") parent company financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes of Uniti and its subsidiaries included in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

**Note 2. Subsidiary Transactions**

*Investment in Subsidiaries*

During 2017, the parent company completed its reorganization (the "up-REIT Reorganization") to operate through a customary "up-REIT" structure, pursuant to which we hold substantially all of our assets through the Operating Partnership, that we control as general partner, with the only significant difference between the financial position and results of operations of the Operating Partnership and its subsidiaries compared to the consolidated financial position and consolidated results of operations of Uniti is that the results for the Operating Partnership and its subsidiaries do not include Uniti's Consumer CLEC segment, which consisted of Talk America Services, LLC. We substantially completed the wind down of the Consumer CLEC Business as of the end of the second quarter of 2020. The up-REIT structure is intended to facilitate future acquisition opportunities by providing the Company with the ability to use common units of the Operating Partnership as a tax-efficient acquisition currency. As of December 31, 2024, Uniti is the sole general partner of the Operating Partnership and own approximately 99.99% of the partnership interests in the Operating Partnership.

*Dividends*

Cash dividends received from subsidiaries and recorded in Cash Flow from Operating Activities in the Condensed Statement of Cash Flows were $106.7 million, $106.4 million and $141.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

**Uniti Group Inc.**
**Schedule II – Valuation and Qualifying Accounts**
**(dollars in thousands)**

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at Beginning of Period | Charged to Cost and Expenses | Charged to Other Accounts | Deductions | Balance at End of Period |
| Allowance for Doubtful Accounts | | | | | |
| Year Ended December 31, 2024 | $ 3,243 | $ 1,126 | $ — | $ (1,884) | $ 2,485 |
| Year Ended December 31, 2023 | $ 2,876 | $ 1,302 | $ — | $ (935) | $ 3,243 |
| Year Ended December 31, 2022 | $ 2,717 | $ 571 | $ 17 | $ (429) | $ 2,876 |

**Uniti Group Inc.**
**Schedule III – Real Estate Investments and Accumulated Depreciation**
**As of December 31, 2024**
**(dollars in thousands)**

| | Col. A | Col. B | Col. C | Col. D | | Col. E | Col. F | Col. G | Col. H | Col. I |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Cost capitalized subsequent to acquisition[1] [3] | | | | | | Life on which Depreciation in Latest Income |
| | Description | Encumbrances | Initial cost to company[1] | Improvements | Carry Costs | Gross Amount Carried at Close of Period[5] | Accumulated Depreciation | Date of Construction[2] | Date Acquired[2] | Statements is Computed |
| Land | | $ — | (1) | (1) | (1) | $ 26,711 | $ — | (2) | (2) | Indefinite |
| Building and improvements | | — | (1) | (1) | (1) | 350,829 | 219,952 | (2) | (2) | 3 - 40 years |
| Poles | | — | (1) | (1) | (1) | 341,548 | 208,071 | (2) | (2) | 30 years |
| Fiber | | — | (1) | (1) | (1) | 3,974,475 | 1,793,513 | (2) | (2) | 30 years |
| Copper | | — | (1) | (1) | (1) | 3,972,806 | 3,501,166 | (2) | (2) | 20 years |
| Conduit | | — | (1) | (1) | (1) | 90,193 | 75,320 | (2) | (2) | 30 years |
| Towers | | — | (1) | (1) | (1) | 58 | 24 | (2) | (2) | 20 years |
| Other assets | | — | (1) | (1) | (1) | 10,432 | 5,655 | (2) | (2) | 15 - 20 years |
| Construction in progress | | — | (1) | (1) | (1) | 4,639 | — | (2) | (2) | See Note 3 |

[1] Given the voluminous nature and variety of our real estate investment assets, this schedule omits columns C and D from the schedule III presentation.

[2] Because additions and improvements to our real estate investment assets are ongoing, construction and acquisition dates are not applicable.

[3] For the year ended December 31, 2024, the amount of capitalized costs related to the Distribution Systems is as follows (millions):

| | | |
|---|---|---|
| Tenant capital improvements[4] | $ | 263.1 |
| Growth capital improvements[5] | $ | 230.8 |

[4] Tenant capital improvements ("TCIs") represent, maintenance, repair, overbuild, upgrade or replacements to the leased network, including, without limitation, the replacement of copper distribution systems with fiber distribution systems. We receive non-monetary consideration related to the TCIs as they automatically become our property, and we recognize the cost basis of TCIs that are capital in nature.

[5] Pursuant to the Windstream Leases, Windstream (or any successor tenant under a Windstream Lease) has the right to cause Uniti to reimburse up to an aggregate $1.75 billion for certain Growth Capital Improvements in long-term value accretive fiber and related assets made by Windstream (or the applicable tenant under the Windstream Lease) to certain ILEC and CLEC properties.

[6] Aggregate cost for Federal income tax purposes related to our real estate investment assets is $7.9 billion.

**Uniti Group Inc.**
**Schedule III – Real Estate Investments and Accumulated Depreciation**
**As of December 31, 2024**
**(dollars in thousands)**

| | 2024 | 2023 |
|---|---|---|
| Gross amount at beginning | $ 8,395,630 | $ 8,066,830 |
| Additions during period: | | |
| Tenant capital improvements[1] | 158,523 | 132,622 |
| Growth capital improvements[1] | 230,815 | 250,000 |
| Acquisitions | 11,128 | 28,244 |
| Other | — | — |
| Total additions | 400,466 | 410,866 |
| | | |
| Deductions during period: | | |
| Cost of real estate sold or disposed | 24,405 | 25,004 |
| Other | — | 57,062 |
| Total deductions | 24,405 | 82,066 |
| | | |
| Balance at end | $ 8,771,691 | $ 8,395,630 |

[1] During the year ended December 31, 2024, TCIs totaled $263.1 million, offset by $104.6 million which represented the reimbursement of Growth Capital Improvements completed in 2023 that were previously classified as TCIs and are included within the Growth Capital Improvement additions of $230.8 million.

| | 2024 | 2023 |
|---|---|---|
| Gross amount of accumulated depreciation at beginning | $ 5,649,568 | $ 5,509,904 |
| Additions during period: | | |
| Depreciation | 178,075 | 175,085 |
| Other | — | — |
| Total additions | 178,075 | 175,085 |
| | | |
| Deductions during period: | | |
| Amount of accumulated depreciation for assets sold or disposed | 23,942 | 24,587 |
| Other | — | 10,834 |
| Total deductions | 23,942 | 35,421 |
| | | |
| Balance at end | $ 5,803,701 | $ 5,649,568 |

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K/A
## (Amendment No. 1)

**(Mark One)**

☒  **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

**OR**

☐  **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from \_\_\_\_\_ to \_\_\_\_\_**
**Commission File Number 001-36708**

# Uniti Group Inc.
**(Exact name of Registrant as specified in its Charter)**

| | |
|---|---|
| **Maryland** | **46-5230630** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **2101 Riverfront Drive Suite A Little Rock, Arkansas** | **72202** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (501) 850-0820**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.0001 Par Value | UNIT | The NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | | |
|---|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | | ☐ |
| | | Emerging growth company | | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Global Select Market on June 30, 2024 was $694,529,639.

The number of shares of the Registrant's common stock outstanding as of February 14, 2025 was 244,229,237.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to the 2025 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Auditor Firm Id: 185        Auditor Name: KPMG LLP   Auditor Location: Dallas, Texas


**Explanatory Note**


Uniti Group Inc. (the "Company") is filing this Amendment No. 1 on Form 10-K/A (the "Amended 10-K") to its Annual Report for the year ended December 31, 2024 (the "Original 10-K") filed with the U.S. Securities and Exchange Commission on February 21, 2025 to include financial statements and related notes of Windstream Holdings II, LLC and consolidated subsidiaries (collectively, "Windstream"), the Company's most significant customer. For the years ended December 31, 2024, 2023 and 2022, 68.3%, 67.3% and 66.5% of our revenues, respectively, were derived from leasing the Company's fiber and copper networks and other real estate to Windstream.

The Original 10-K is being amended by this Amended 10-K to include as exhibits: (i) the Windstream audited financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, prepared in accordance with generally accepted accounting principles in the United States, (ii) the consent of the independent registered public accounting firm of Windstream and (iii) certifications by our Chief Executive Officer and Chief Financial Officer. This Amended 10-K does not otherwise update any exhibits as originally filed and does not otherwise reflect events that occurred after the filing date of the Original 10-K.

## Item 15. Exhibits and Financial Statement Schedules.

**Financial Statements**

See Index to Consolidated Financial Statements in "Financial Statements and Supplementary Data."

**Financial Statement Schedules**

Uniti Group Inc. Schedule I – Condensed Financial Information of the Registrant (Parent Company) Condensed Balance Sheets as of December 31, 2024 and 2023, and the related Condensed Statements of Comprehensive Income and Cash Flows for each of the three years ended December 31, 2024, including the related notes, appearing on pages S-1, S-2, S-3, and S-4 of this report.

Uniti Group Inc. Schedule II – Valuation and Qualifying Accounts for each of the three years ended December 31, 2024 appearing on page S-5 of this report.

Uniti Group Inc. Schedule III – Schedule of Real Estate Investments and Accumulated Depreciation as of December 31, 2024 appearing on page S-6 of this report.

**Index to Exhibits**

| Exhibit No. | Description |
| --- | --- |
| 2.1 | Separation and Distribution Agreement, dated as of March 26, 2015, by and among Windstream Holdings, Inc., Windstream Services, LLC and Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of March 26, 2015 (File No. 001-36708)) |
| 2.2 | Second Amended and Restated Agreement of Limited Partnership of Uniti Group LP, dated as of December 12, 2022 (incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 28 2023 (File No. 001-36708)) |
| 2.3 | Agreement and Plan of Merger, dated as of May 3, 2024, by and between Uniti Group Inc. and Windstream Holdings II, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 2.4 | Amendment No. 1 to Agreement and Plan of Merger, dated July 17, 2024, by and between Uniti Group Inc. and Windstream Holdings II, LLC (incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of August 1, 2024 (File No. 001-36708)) |
| 3.1 | Articles of Amendment and Restatement of Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 10, 2015 (File No. 001-36708)) |
| 3.2 | Articles of Amendment of Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 28, 2017 (File No. 001-36708)) |
| 3.3 | Articles of Amendment of Uniti Group Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 18, 2018 (File No. 001-36708)) |
| 3.4 | Amended and Restated Bylaws of Uniti Group Inc., as amended November 1, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of November 2, 2023 (File No. 001-36708)) |
| 4.1 | Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 29, 2024 (File No. 001-36708)) |
| 4.2 | Indenture, dated February 2, 2021, by and among Uniti Group LP, Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as Issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, governing the 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 2, 2021 (File No. 001-36708)) |

| 4.3 | Form of 6.500% Senior Notes due 2029 (included in Exhibit 4.2 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 2, 2021 (File No. 001-36708)) |
|------|------|
| 4.4 | Indenture, dated as April 20, 2021, by and among Uniti Group LP, Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as issuers, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent, governing the 4.750% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2021 (File No. 001-36708)) |
| 4.5 | Form of 4.750% Senior Secured Notes due 2028 (included in Exhibit 4.4 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2021 (File No. 001-36708)) |
| 4.6 | Indenture, dated October 13, 2021, by and among Uniti Group LP, Uniti Fiber Holdings Inc., Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as Issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, governing the 6.000% Senior Notes due 2030 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of October 13, 2021 (File No. 001-36708)) |
| 4.7 | Form of 6.000% Senior Notes due 2030 (included in Exhibit 4.6 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of October 13, 2021 (File No. 001-36708)) |
| 4.8 | Indenture, dated December 12, 2022, among Uniti Group Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 12, 2022 (File No. 001-36708)) |
| 4.9 | Form of 7.50% Convertible Senior Notes due 2027 (included in Exhibit 4.8 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 12, 2022 (File No. 001-36708)) |
| 4.10 | Indenture, dated as February 14, 2023, by and among Uniti Group LP, Uniti Fiber Holdings Inc., Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as issuers, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent, governing the 10.50% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023 (File No. 001-36708)) |
| 4.11 | Form of 10.50% Senior Secured Notes due 2028 (included in Exhibit 4.10 above) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 14, 2023 (File No. 001-36708)) |
| 4.12 | Indenture, dated May 17, 2024, by and among Uniti Group LP, Uniti Group Finance 2019 Inc., Uniti Fiber Holdings Inc. and CSL Capital, LLC, as Issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent, governing the 10.50% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 17, 2024 (File No. 001-36708)) |
| 4.13 | Form of 10.50% Senior Secured Notes due 2028 (included in Exhibit 4.12) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 17, 2024 (File No. 001-36708)) |
| 4.14 | Second Supplemental Indenture, dated as of November 1, 2024, among Uniti Group LP, Uniti Fiber Holdings Inc., Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as Issuers, the guarantors named therein, and Deutsche Bank Company Americas, as trustee and collateral agent, relating to the 10.50% Senior Secured Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of November 8, 2024 (File No. 001-36708)) |
| 4.15 | Base Indenture, dated as of February 3, 2025, by and among Uniti Fiber ABS Issuer LLC, Uniti Fiber TRS Issuer LLC, Uniti Fiber GulfCo LLC, Uniti Fiber TRS AssetCo LLC and Wilmington Trust, National Association, as indenture trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC as of February 3, 2025 (File No. 001-36708)) |
| 4.16 | Series 2025-1 Supplement, dated as of February 3, 2025, by and among Uniti Fiber ABS Issuer LLC, Uniti Fiber TRS Issuer LLC, Uniti Fiber GulfCo LLC, Uniti Fiber TRS AssetCo LLC and Wilmington Trust, National Association, as indenture trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC as of February 3, 2025 (File No. 001-36708)) |
| 10.1 | Settlement Agreement, dated as of May 12, 2020 by and among Windstream Holdings, Inc., Windstream Services, LLC and certain of their subsidiaries, and Uniti Group Inc. and certain of its subsidiaries (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 15, 2020 (File No. 001-36708)) |

| 10.2 | Amended and Restated ILEC Master Lease, entered into as of September 18, 2020, by and between CSL National, LP and the other entities listed therein, as Landlord, and Windstream Holdings II, LLC (as successor in interest to Windstream Holdings, Inc.), Windstream Services II, LLC (as successor in interest to Windstream Services, LLC) and the other entities listed therein, as Tenant (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020 (File No. 001-36708)) |
|---|---|
| 10.3 | Amended and Restated CLEC Master Lease, entered into as of September 18, 2020, by and between CSL National, LP and the other entities listed therein, as Landlord, and Windstream Holdings II, LLC (as successor in interest to Windstream Holdings, Inc.), Windstream Services II, LLC (as successor in interest to Windstream Services, LLC) and the other entities listed therein, as Tenant (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2020 (File No. 001-36708)) |
| 10.4 | Tax Matters Agreement, entered into as of April 24, 2015, by and among Windstream Holdings, Inc., Windstream Services, LLC and Communications Sales & Leasing, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 27, 2015 (File No. 001-36708)) |
| 10.5 | Credit Agreement, dated as of April 24, 2015, by and among Communications Sales & Leasing, Inc. and CSL Capital, LLC, as Borrowers, the guarantors party thereto, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 27, 2015 (File No. 001-36708)) |
| 10.6 | Amendment No. 1 to the Credit Agreement, dated as of October 21, 2016 by and among Communications Sales & Leasing, Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of October 21, 2016 (File No. 001-36708)) |
| 10.7 | Amendment No. 2 to the Credit Agreement, dated as of February 9, 2017 by and among Communications Sales & Leasing, Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 9, 2017 (File No. 001-36708)) |
| 10.8 | Amendment No. 3 (Incremental Amendment) to the Credit Agreement, dated as of April 28, 2017 by and among Uniti Group Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of May 1, 2017 and filed with the SEC as of May 2, 2017 (File No. 001-36708)) |
| 10.9 | Amendment No. 4 and Limited Waiver to the Credit Agreement, dated as of March 18, 2019, among Uniti Group Inc., as parent guarantor, Uniti Group LP, Uniti Group Finance Inc. and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of March 18, 2019 (File No. 001-36708)) |
| 10.10 | Amendment No. 5 to the Credit Agreement, dated as of June 24, 2019, among Uniti Group Inc., as parent guarantor, Uniti Group LP, Uniti Group Finance Inc., and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of June 24, 2019 (File No. 001-36708)) |
| 10.11 | Amendment No. 6 and Limited Waiver to the Credit Agreement, dated as of February 10, 2020, among Uniti Group LP, Uniti Group Finance 2019 Inc. and CSL Capital, LLC, as borrowers, the guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 10, 2020 (File No. 001-36708)) |
| 10.12 | Amendment No. 7 to the Credit Agreement, dated as of December 10, 2020, by and among Uniti Group Inc., as parent guarantor, Uniti Group LP, Uniti Group Finance Inc., and CSL Capital, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 10, 2020 (File No. 001-36708)) |

| 10.13 | Amendment No. 8 to the Credit Agreement, dated as of March 24, 2023, among Uniti Group LP, Uniti Group Finance Inc. and CSL Capital LLC, as borrowers, the guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of March 27, 2023 (File No. 001-36708)) |
|---|---|
| 10.14 | Amendment No. 9 to the Credit Agreement, dated as of June 17, 2024, among Uniti Group LP, Uniti Group Finance Inc. and CSL Capital LLC, as borrowers, the guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 17, 2024 and filed with the SEC as of June 18, 2024 (File No. 001-36708)) |
| 10.15 | Agreement of Resignation, Appointment and Acceptance, dated as of June 26, 2019, by and among Uniti Group LP, CSL Capital, LLC, Uniti Group Finance, Inc., and Uniti Fiber Holdings, Inc., as Issuers, and Deutsche Bank Trust Company Americas, as successor trustee, and Wells Fargo Bank, N.A., as resigning trustee (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of August 8, 2019 (File No. 001-36708)) |
| 10.16 | Borrower Assumption Agreement and Joinder, dated as of May 9, 2017 by and among Uniti Group Inc., as initial borrower, Uniti Group LP and Uniti Group Finance Inc., as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 9, 2017 (File No. 001-36708)) |
| 10.17 | Recognition Agreement, dated April 24, 2015, by and among CSL National, LP and the other entities listed therein, as Landlord, and Windstream Holdings, Inc., as Tenant, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K dated and filed with the SEC as of April 27, 2015 (File No. 001-36708)) |
| 10.18 | Form of Capped Call Transaction Confirmation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 12, 2022 (File No. 001-36708)) |
| 10.19+ | Employment Agreement between Uniti Group Inc. and Kenneth Gunderman, effective as of December 14, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of December 14, 2018 (File No. 001-36708)) |
| 10.20+ | Form of Severance Agreement for executive officers (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 28, 2023 (File No. 001-36708)) |
| 10.21+ | Uniti Group Inc. 2015 Equity Incentive Plan, as amended and restated effective April 11, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of May 4, 2023 (File No. 001-36708)) |
| 10.22+ | Form of Restricted Shares Agreement for employees (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of March 18, 2019 (File No. 001-36708)) |
| 10.23+ | Form of Restricted Shares Agreement for executive officers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 16, 2024 and filed with the SEC as of May 20, 2024 (File No. 001-36708)) |
| 10.24+# | Form of Restricted Shares Agreement for executive officers |
| 10.25+ | Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of March 18, 2019 (File No. 001-36708)) |
| 10.26+ | Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 28, 2023 (File No. 001-36708)) |
| 10.27+ | Form of Performance-Based Restricted Stock Unit Agreement for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 16, 2024 and filed with the SEC as of May 20, 2024 (File No. 001-36708)) |
| 10.28+# | Form of Performance-Based Restricted Stock Unit Agreement for executive officers |
| 10.29+ | Form of Restricted Shares Agreement for non-employee directors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated and filed with the SEC as of June 3, 2015 (File No. 001-36708)) |

| | |
|---|---|
| 10.30+ | Form of Indemnity Agreement (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4 dated and filed with the SEC as of July 2, 2015 (File No. 333-205450)) |
| 10.31+ | Communications Sales & Leasing, Inc. Deferred Compensation Plan, effective August 10, 2015 (incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of August 13, 2015 (File No. 001-36708)) |
| 10.32+ | Uniti Group Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 dated and filed with the SEC as of June 7, 2018 (File No. 333-225501)) |
| 10.33+ | Uniti Group Inc. Annual Short-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated and filed with the SEC as of May 11, 2020 (File No. 001-36708)) |
| 10.34 | Bridge Loan and Security Agreement, dated as of February 23, 2024, by and among Uniti Fiber Bridge Borrower LLC, Uniti Fiber Bridge HoldCo LLC, the subsidiary guarantors from time to time party thereto, Wilmington Trust, National Association, as administrative agent, collateral agent, account bank and verification agent, Barclays Bank PLC, as facility agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of February 26, 2024 (File No. 001-36708)) |
| 10.35 | Voting Agreement, dated as of May 3, 2024, between Uniti Group Inc., Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P. and DEVONIAN II ICAV (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.36 | Unitholder Agreement, dated as of May 3, 2024, by and between Uniti Group Inc., Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P., Nexus Aggregator L.P. and, solely for purposes of Section 2(b), Windstream Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.37 | Unitholder Agreement, dated as of May 3, 2024, by and between Uniti Group Inc. and certain Windstream investors (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.38 | Form Stockholder Agreement, to be entered into by and among New Uniti, Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P., Nexus Aggregator L.P. and DEVONIAN II ICAV (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 10.39 | Form Stockholder Agreement, to be entered into by and among New Uniti and certain Windstream investors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated and filed with the SEC as of May 3, 2024 (File No. 001-36708)) |
| 19# | Uniti Group Inc. Insider Trading Policy |
| 21.1# | List of Subsidiaries of Uniti Group Inc. |
| 23.1# | Consent of KPMG LLP, independent registered public accounting firm |
| 23.2* | Consent of PricewaterhouseCoopers LLP, independent registered accounting firm of Windstream Holdings II, LLC |
| 31.1# | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2# | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.3* | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.4* | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1# | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2# | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

| 32.3* | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.4* | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | Uniti Group Inc. Policy Regarding Repayment or Forfeiture of Certain Compensation by Executive Officers ("Clawback Policy") (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K dated and filed with the SEC as of February 29, 2024 (File No. 001-36708)) |
| 99.1* | Financial Statements of Windstream Holdings II, LLC |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

_____

*    Filed herewith

+    Constitutes a management contract or compensation plan or arrangement.

#    Incorporated by reference to the corresponding exhibit to the Original 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITI GROUP INC.

Date: March 7, 2025          By:          /s/ Kenneth A. Gunderman

**Kenneth A. Gunderman**
**President and Chief Executive Officer**





## DIRECTORS:

**Francis X. Frantz** – Chairman of the Board of Uniti Group Inc.
**Kenneth A. Gunderman** – President and Chief Executive Officer of Uniti Group Inc.
**Jennifer S. Banner** – Executive Director of the University of Tennessee Haslam College of Business Forum for Emerging Enterprises and Private Business
**Scott G. Bruce** – President and CEO of Radius Global Infrastructure, Inc.
**Carmen Perez-Carlton** – Former President of FPL Fibernet, LLC

## CORPORATE OFFICERS:

**Kenneth A. Gunderman** – President and Chief Executive Officer
**Paul Bullington** – Senior Vice President, Chief Financial Officer and Treasurer
**Daniel L. Heard** – Executive Vice President, General Counsel and Secretary
**Michael Friloux** – Executive Vice President, Chief Technology Officer
**Ronald J. Mudry** – Senior Vice President and Chief Revenue Officer
**Travis Black** – Senior Vice President, Chief Accounting Officer

## TRANSFER AGENT AND REGISTRAR

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874

## INDEPENDENT AUDITORS

KPMG LLP
Dallas, Texas

## CORPORATE HEADQUARTERS

2101 Riverfront Drive, Suite A
Little Rock, AR 72202

## INVESTOR RELATIONS

Website: investor.uniti.com
Contact: Investor.Relations@uniti.com

## LISTING

NASDAQ Global Select Market,
Ticker Symbol "UNIT"





2101 Riverfront Drive, Suite A
Little Rock, AR 72202

501-850-0820
www.uniti.com

